GREAT-WEST
LIFECO INC.

March 6, 2007

07021634

RECEIVED
MAR 9 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Notice of Intention to Make a Normal Course Issuer Bid dated November 28, 2006.
- Stock Purchase Agreement dated January 31, 2007 between Great-West Lifeo Inc. and Marsh & McLennan Companies, Inc.;
- Form 51-102F3 – Material change Report dated February 1, 2007;
- Press Release dated February 1, 2007 announcing Lifeco's agreement to acquire Putnam Investment Trust;
- Press Release dated February 6, 2007 announcing Great-West Lifeco to release fourth quarter results;
- Press Release dated February 12, 2007 announcing Great-West Lifeco subsidiary completes transfer of pension annuity business in the United Kingdom;
- Audited Annual Financial Statements for the period ending December 31, 2006;
- Annual MD&A for the period ending December 31, 2006;
- Press Release dated February 15, 2007 announcing fourth quarter results;
- Notice of Annual Meeting of Shareholders dated February 16, 2007 and
- "Amended" Notice of Annual Meeting of shareholders dated March 2, 2007.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Senior Corporate Secretarial Specialist

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

N:\las\qtr\2007\2007-02DIV.doc

L509-01/02

Exemption # 82-34728

GREAT-WEST LIFECO INC.

Stock Symbol – GWO, GWO.PR.E, GWO.PR.X

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Great-West Lifeco Inc. (the *"Corporation"*) hereby gives notice of its intention to make a normal course issuer bid (the *"Bid"*) to purchase, from time to time, if it is considered advisable, certain of its outstanding common shares (the *"Common Shares"*), Non-Cumulative First Preferred Shares, Series D (the *"Series D Preferred Share"*) and Non-Cumulative First Preferred Shares, Series E (the *"Series E Preferred Shares"*) (the Common Shares, Series D Preferred Shares and Series E Preferred Shares hereafter collectively referred to as the *"Purchased Shares"*) through the facilities and in accordance with the rules and policies of The Toronto Stock Exchange (the *"Exchange"*).

Shares Sought

The Corporation intends to purchase for cancellation, during the course of the Bid, up to but not more than 6,000,000 Common Shares, 790,000 Series D Preferred Shares and 2,000,000 Series E Preferred Shares, representing 0.67% of the outstanding Common Shares (or 2.71% of the public float), 9.90% of the outstanding Series D Preferred Shares (or 9.90% of the public float) and 8.98% of the outstanding Series E Preferred Shares (or 8.98% of the public float) on November 27, 2006. As of November 27, 2006, the total number of outstanding Purchased Shares was 891,136,989 Common Shares, 7,978,900 Series D Preferred Shares and 22,282,215 Series E Preferred Shares. Purchases of the Purchased Shares in any 30 day period will not exceed 2% of the respective number of issued and outstanding shares of each class or series of the Purchased Shares calculated as at the date of acceptance of this notice by the Exchange. Any Purchased Shares purchased by the Corporation under the Bid will be cancelled.

Duration

The Bid will commence on December 1, 2006 and will terminate on the earlier of:

i) November 30, 2007; and

ii) the date on which the maximum number of each class or series of the Purchased Shares has been purchased by the Corporation pursuant to the Bid.

Method of Acquisition

Purchases will be made on the open market through the facilities of the Exchange. Purchases of and payment for the Purchased Shares will be made by the Corporation in accordance with the requirements of the Exchange. The price which the Corporation will pay for any Purchased Shares acquired by it will be the market price of such shares at the time of acquisition. The Corporation has no present intention of purchasing shares of the Corporation other than by means of open market transactions or exempt offers during the period that the Bid is outstanding.

Consideration Offered

Each purchase made by the Corporation pursuant to the Bid will be made at a price which is not higher than the last independent trade of a board lot of such Purchased Shares.

Reasons for the Normal Course Issuer Bid

The Corporation utilizes the normal course issuer bid program to acquire the Common Shares in order to mitigate the dilutive effect of stock options under the Corporation's Stock Option Plan, and to acquire the Series D Preferred Shares and Series E Preferred Shares in order to reduce the Corporation's overall use of financial leverage represented by debt and non-perpetual preferred shares.

Valuation
After reasonable inquiry, the directors and officers of the Corporation are not aware of any valuation or appraisal of the Corporation or its material assets or securities prepared within the two years preceding the date hereof.

Previous Purchases
During the 12-month period preceding the date hereof, the Corporation has purchased 2,046,800 Common Shares at an average price of $29.61 per share, 8,200 Series D Preferred Shares at an average price of $27.45 per share and 1,239,000 Series E Preferred Shares at an average price of $27.40 per share, pursuant to its previous normal course issuer bid.

Persons Acting Jointly or in Concert with the Corporation
There are no persons acting jointly or in concert with the Corporation in connection with the Bid.

Acceptance by Insiders, Affiliates and Associates
To the knowledge of the undersigned after reasonable inquiry, (i) no director or senior officer of the Corporation, (ii) no associate of a director or senior officer of the Corporation, (iii) no person acting jointly or in concert with the Corporation, and (iv) no person holding 10% or more of any class of equity securities of the Corporation, intends to sell the Common Shares, Series D Preferred Shares or Series E Preferred Shares during the course of the Bid.

Material Changes in the Affairs of the Corporation
There are no material changes or plans or proposals for material changes in the affairs of the Corporation which have not been disclosed generally.

Certificate
This Notice is certified by the undersigned as complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. The filing of this Notice has been duly authorized by the Board of Directors of the Corporation and the undersigned has been duly authorized by the Board of Directors of the Corporation to sign this Notice and to make the statements contained herein.

Dated this 28th day of November, 2006.

On behalf of the Board of Directors
of Great-West Lifeco Inc.

W. W. Lovatt
Vice-President, Finance, Canada

STOCK PURCHASE AGREEMENT

dated as of

January 31, 2007

between

GREAT-WEST LIFECO INC.

and

MARSH & McLENNAN COMPANIES, INC.

relating to the purchase and sale

of

PUTNAM INVESTMENTS TRUST

TABLE OF CONTENTS

Page

ARTICLE 8
TAX MATTERS

ARTICLE 9
EMPLOYEE BENEFITS

ARTICLE 10
CONDITIONS TO CLOSING

ARTICLE 11
SURVIVAL; INDEMNIFICATION

ARTICLE 12
TERMINATION

ARTICLE 13
MISCELLANEOUS

STOCK PURCHASE AGREEMENT

AGREEMENT (this "**Agreement**") dated as of January 31, 2007 between Great-West Lifeco Inc., a corporation organized under the laws of Canada ("**Buyer**"), and Marsh & McLennan Companies, Inc., a Delaware corporation ("**Seller**").

W I T N E S S E T H:

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding Class A Shares of Putnam Investments Trust, a Massachusetts business trust (the "**Company**");

WHEREAS, Seller desires to sell the Class A Shares to Buyer, and Buyer desires to purchase the Class A Shares from Seller, upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, upon the closing of the purchase and sale of the Class A Shares hereunder, and pursuant to the terms and conditions of the Equity Partnership Plan, all of the issued and outstanding Class B Shares of the Company and Company Options shall be cancelled in consideration of the payments provided for in this Agreement.

NOW, THEREFORE, in consideration of the promises and of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. *Definitions.* (a) As used herein, the following terms have the following meanings:

"**Adjustment Account**" means the account established pursuant to the Adjustment Account Agreement.

"**Adjustment Account Agent**" means The Bank of New York, or if The Bank of New York is unable or unwilling to act, such other Person as is mutually agreed to between Buyer and Seller.

"**Adjustment Account Agreement**" means the Adjustment Account Agreement to be entered into among Buyer, Seller and the Adjustment Account Agent, which shall be substantially in the form of Exhibit A hereto.

"**Adjustment Amount**" means $20,000,000.

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; *provided* that no Company Entity shall be considered an Affiliate of Seller.

"**Aggregate Base Revenue Run-Rate**" means the sum, calculated as set forth on Schedule A, of the Base Revenue Run-Rates for all Clients set forth on Schedule A.

"**Aggregate Closing Revenue Run-Rate**" means the sum of the Closing Revenue Run-Rates for all Consenting Clients. Aggregate Closing Revenue Run-Rate shall be calculated on a basis consistent with the calculation of Aggregate Base Revenue Run-Rate.

"**Applicable Law**" means, with respect to any Person, any domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

"**Balance Sheet**" means the unaudited consolidated balance sheet of the Company Entities as of September 30, 2006.

"**Balance Sheet Date**" means September 30, 2006.

"**Base Assets Under Management**" means, with respect to a Client, the amount of assets under management by any Company Entity for such Client as of the Base Date, as adjusted as follows: (i) any assets under management for any account for which a Company Entity acts as both investment adviser and sub-adviser shall be counted only once, (ii) any assets under management for any set of accounts one of which invests in the other if a Company Entity acts as investment adviser to both shall be counted only once and (iii) assets under management that are subject to a withdrawal notice (which is recorded as such in the Company's internal reporting systems in the ordinary course consistent with past practices) that has not been revoked (as recorded in the Company's internal reporting systems in the ordinary course consistent with past practices) prior to the Base Date shall be excluded.

"**Base Date**" means December 31, 2006.

"**Base Revenue Run-Rate**" means, with respect to a Client, the product of (x) the amount of Base Assets Under Management multiplied by (y) the aggregate annualized rate of investment advisory, sub-advisory or management fees (after giving effect to, and taking into account, any fee or expense waivers, caps or limitations), determined as set forth in Schedule A, as of the Base Date that are

computed primarily by reference to the assets of such Client under the management of any Company Entity.

"**Business Day**" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

"**Buyer Disclosure Schedules**" means the disclosure schedules delivered by Buyer to Seller concurrently with the execution of this Agreement.

"**Canadian Tax Act**" means the *Income Tax Act* (Canada) and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Closing Date.

"**Class A Ownership Percentage**" means 100% less the Class B Ownership Percentage.

"**Class B Ownership Percentage**" means the fraction (expressed as a percentage) that results from dividing (i) the number of Class B Shares on a fully diluted basis by (ii) the sum of the number of Class A Shares and the number of Class B Shares on a fully diluted basis, in each case outstanding immediately prior to Closing. For these purposes, "fully diluted" shall be calculated by adding to the actual number of outstanding Class B Shares a number of shares equal to the quotient obtained by dividing (x) the excess (if any) of (A) the product of the number of Class B Shares underlying all In-the-Money Company Options and the Per Class B Share Price over (B) the aggregate exercise prices of such In-the-Money Company Options by (y) the Per Class B Share Price.

"**Class A Share**" means a Class A common share, par value $0.01 per share, of the Company.

"**Class B Share**" means a Class B common share, par value $0.01 per share, of the Company.

"**Client**" of a Company Entity means any Person, including any Fund, to which such Company Entity provides investment management services or Investment Advisory Services pursuant to an Investment Advisory Agreement.

"**Closing Adjusted Assets Under Management**" means, with respect to a Client, the amount of assets under management by any Company Entity for such Client as of the Base Date (or, in the case of a Person that becomes a Client after such date, or a Client as of such date that establishes a new account after the Base Date, as of the date of the applicable Investment Advisory Agreements for such Client or such new account, as applicable), as adjusted to reflect additions and withdrawals from such account made by such Client from and after such date through and including the Closing Date. For purposes of the foregoing, (i) for the avoidance of doubt, ordinary course dividends by Funds to their investors shall

not constitute "withdrawals", (ii) the reinvestment of capital gain distributions shall not constitute "additions", (iii) any assets under management for any account for which a Company Entity acts as both investment adviser and sub-adviser shall be counted only once, (iv) any assets under management for any set of accounts one of which invests in the other if a Company Entity act as investment adviser to both shall be counted only once, (v) any net increase since the Base Date in the amount of assets invested in any Sponsored Fund by Seller or any of its controlled Affiliates acting as principal on its own behalf or in a fiduciary capacity on behalf of clients where Seller or such controlled Affiliate has investment discretion with respect to such investment shall be excluded (it being understood and agreed that assets invested by defined contribution or defined benefit plans sponsored or maintained by Seller or any of its controlled Affiliates shall not fall within the scope of this exclusion) and (vi) withdrawals and redemptions shall be taken into account when they are actually funded out of the applicable account or, if earlier, the date on which the applicable Company Entity receives a withdrawal notice (which is recorded as such in the Company's internal reporting systems in the ordinary course consistent with past practices) that has not been revoked (as recorded in the Company's internal reporting systems in the ordinary course consistent with past practices) prior to the Closing Date. For the avoidance of doubt, the calculation of Closing Adjusted Assets Under Management is intended to exclude any increase or decrease in assets under management resulting from market appreciation or depreciation or currency fluctuations from and after the Base Date (or in the case of a Person that becomes a Client after such date, or a Client as of such date that establishes a new account after the Base Date, as of the date such Person becomes a Client or establishes such new account, as applicable).

"**Closing Date**" means the date of the Closing.

"**Closing Revenue Run-Rate**" means, with respect to a Client, the product of (x) the Closing Adjusted Assets Under Management for such Client multiplied by (y) the aggregate annualized rate of investment advisory, sub-advisory or management fees (after giving effect to, and taking into account, any fee or expense waivers, caps or limitations), determined on a basis consistent with Schedule A, as of the Closing Date that are computed primarily by reference to the assets of such Client under the management of a Company Entity.

"**Closing Stockholders' Equity**" means the consolidated stockholders' equity of the Company Entities as shown on the Closing Balance Sheet, determined as set forth in Section 2.05(a).

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Company Entities**" means the Company and its Subsidiaries, and a "**Company Entity**" means any of them.

"**Company Intellectual Property Rights**" means all Intellectual Property Rights owned by the Company Entities.

"**Company Option**" means an option to acquire Class B Shares issued under the Equity Partnership Plan.

"**Company Products**" means all of the investment advisory products sponsored, advised or subadvised by any Company Entity, including any of such investment products as are Funds, or other pooled investment vehicles, wrap fee programs (as defined in Rule 204-3 under the Investment Advisers Act) or separately managed accounts.

"**Consenting Client**" means each Client who has given consent or is deemed to have consented in accordance with Section 7.04 (or who is not required under Applicable Law or the applicable Investment Advisory Agreement to consent) to (i) the assignment or deemed assignment of its Investment Advisory Agreement as a result of the purchase of the Class A Shares by Buyer pursuant to this Agreement or (ii) in the case of a Public Fund, the continued management of such Public Fund by a Company Entity following the Closing.

"**CRA**" means the Canada Revenue Agency.

"**CRA Comfort Letter**" means written advice from the CRA stating that no notification under either subsection 116(1) or (3) of the Canadian Tax Act is required, and no purchaser's liability exists under subsection 116(5) of the Canadian Tax Act, with respect to any disposition of the Class A Shares, the Class B Shares or the In-the-Money Company Options resulting from the transactions contemplated by this Agreement (including, for the avoidance of doubt, any transaction occurring by reason of a General Restructuring Step).

"**CRA Tax Ruling**" means an advance income tax ruling issued by the CRA, and any amendments thereto received from the CRA, confirming that the NRT Rules do not apply in respect of the Company, whether to deem the Company to be a resident of Canada for any purpose under the Canadian Tax Act or otherwise, by reason of the transactions contemplated by this Agreement (including, for the avoidance of doubt, any transaction occurring by reason of a General Restructuring Step and, as applicable, any other transactions occurring after the Closing with respect to the Company) or otherwise.

"**Designated Firm**" means a Canadian law firm designated by Seller and reasonably acceptable to Buyer; *provided* that, there shall be no more than two Designated Firms.

"**Designated Plans**" means the Putnam Executive Deferred Compensation Plan, Putnam Investments Operating Heads Incentive Compensation Plan, Partners Incentive Compensation Plan, Putnam Investments Profit Growth Incentive Compensation Plan, Executive Deferred Co-Investment Program

(consisting of Putnam, Investments Employees' Securities Company II LLC and Putnam Investments, Executive Deferred Bonus Plan), Putnam Voluntary Deferral Plan, The PanAgora Asset Management Deferred Compensation Plan, the Employee Plans disclosed on Schedule 3.21(e) and the other Employee Plans that are individual agreements disclosed on Schedule 3.21(a).

"**Employee Plan**" means, excluding any Foreign Plan, any (x) "employee benefit plan", as defined in Section 3(3) of ERISA; (y) any employment, consultancy or severance agreement, plan or policy; or (z) any other agreement, plan or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance, health and welfare, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or insurance benefits); in each case which is sponsored, maintained, administered or contributed to by the Company or any ERISA Affiliate and primarily covers any current or former employee, director or independent contractor of a Company Entity or covers substantially all of one or more classes of Company Entity service providers. For the avoidance of doubt, no plan maintained or administered by a Governmental Authority shall constitute an Employee Plan.

"**Environmental Laws**" means any Applicable Law that has as its principal purpose the protection of the environment or public health.

"**Equity Partnership Plan**" means the Putnam Investments Trust Equity Partnership Plan, as amended and restated as of September 6, 2005, and as further amended and restated pursuant to the terms of this Agreement.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

"**ERISA Affiliate**" means any other entity which, together with the Company, would be treated as a single employer under Section 414 of the Code.

"**Estimated Revenue Run-Rate Adjustment Amount**" means the product of (x) the Aggregate Purchase Price multiplied by (y) the Estimated Revenue Run-Rate Adjustment Percentage.

"**Estimated Revenue Run-Rate Adjustment Percentage**" shall be equal to:

(i) if the Estimated Closing Run-Rate Percentage is equal to or more than 93%, zero;

(ii) if the Estimated Closing Run-Rate Percentage is less than 93% but equal to or more than 85%, the excess of 93% over the Estimated Closing Run-Rate Percentage; and

(iii) if the Estimated Closing Run-Rate Percentage is less than 85%, the sum of (A) two multiplied by the excess of 85% over the Estimated Closing Run-Rate Percentage and (B) 8%.

For purposes of the foregoing, the "**Estimated Closing Run-Rate Percentage**" means the fraction (expressed as a percentage) the numerator of which is the Estimated Closing Revenue Run-Rate and the denominator of which is the Aggregate Base Revenue Run-Rate; *provided* that in no event shall the Estimated Closing Run-Rate Percentage be less than 82.5%. In no event shall the Estimated Revenue Run-Rate Adjustment Percentage exceed 13%.

"**Final Closing Revenue Run-Rate**" means the Aggregate Closing Revenue Run-Rate (i) as shown in Buyer's calculation delivered pursuant to Section 2.05(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.05(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 2.05(c) or (B) in the absence of such agreement, as shown in the Accounting Referee's calculation delivered pursuant to Section 2.05(c); *provided* that in no event shall Final Closing Revenue Run-Rate be more than Seller's calculation of Aggregate Closing Revenue Run-Rate delivered pursuant to Section 2.05(b) or less than Buyer's calculation of Aggregate Closing Revenue Run-Rate delivered pursuant to Section 2.05(a).

"**Final Determination**" shall mean (i) any final determination of liability in respect of a Tax that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a "determination" as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD or (ii) the payment of Tax by Buyer, Seller or any of their Affiliates, whichever is responsible for payment of such Tax under applicable law, with respect to any item disallowed or adjusted by a Taxing Authority, *provided* that such responsible party determines that no action should be taken to recoup such payment and the other party agrees.

"**Final Revenue Run-Rate Adjustment Amount**" means the product of (x) the Aggregate Purchase Price multiplied by (y) the Final Revenue Run-Rate Adjustment Percentage.

"**Final Revenue Run-Rate Adjustment Percentage**" shall be equal to:

(i) if the Closing Run-Rate Percentage is equal to or more than 93%, zero;

(ii) if the Closing Run-Rate Percentage is less than 93% but equal to or more than 85%, the excess of 93% over the Closing Run-Rate Percentage; and

(iii) if the Closing Run-Rate Percentage is less than 85%, the sum of (A) two multiplied by the excess of 85% over the Closing Run-Rate Percentage and (B) 8%.

For purposes of the foregoing, the "**Closing Run-Rate Percentage**" means the fraction (expressed as a percentage) the numerator of which is the Final Closing Revenue Run-Rate and the denominator of which is the Aggregate Base Revenue Run-Rate; *provided* that in no event shall the Closing Run-Rate Percentage be less than 82.5%. In no event shall the Final Revenue Run-Rate Adjustment Percentage exceed 13%.

"**Final Stockholders' Equity**" means the Closing Stockholders' Equity (i) as shown in Buyer's calculation delivered pursuant to Section 2.05(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.05(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 2.05(c) or (B) in the absence of such agreement, as shown in the Accounting Referee's calculation delivered pursuant to Section 2.05(c); *provided* that in no event shall Final Stockholders' Equity be more than Seller's calculation of Closing Stockholders' Equity delivered pursuant to Section 2.05(b) or less than Buyer's calculation of Closing Stockholders' Equity delivered pursuant to Section 2.05(a).

"**Finance Comfort Letter**" means a letter from the Department of Finance (Canada) providing that it will recommend to the Minister of Finance (Canada) that the Company be prescribed as an "exempt foreign trust" under the NRT Rules (effective prior to the Company's first "specified time" (as defined in the NRT Rules) in 2007) or publication in the Canada Gazette that the Company has been prescribed as an "exempt foreign trust" under the NRT Rules (effective prior to the Company's first "specified time" (as defined in the NRT Rules) in 2007).

"**Foreign Plan**" shall mean any employee benefit plan, program or arrangement presently maintained, or contributed to, by a Company Entity, for the benefit of any current or former employee, director or independent contractor of a Company Entity, including any such plan required to be maintained or contributed to by Applicable Law of the relevant jurisdiction, which would be an Employee Plan, but for the fact that such plan is maintained outside the jurisdiction of the United States. For the avoidance of doubt, no plan maintained or administered by a Governmental Authority shall constitute a Foreign Plan.

"**Fund**" means each Public Fund and each Private Fund.

"**GAAP**" means generally accepted accounting principles in the United States in effect at the time any applicable financial statements were prepared or any act requiring the application of GAAP was performed.

"**Governmental Authority**" means any transnational, domestic or foreign federal, state or local governmental authority, department, court, board or other regulatory authority, agency, self-regulatory organization or official, including any political subdivision thereof.

"**Gross-Up Conditions**" means, with respect to a Class B Holder, (1) that such Class B Holder is entitled to the benefits of a comprehensive Tax treaty between Canada and the Class B Holder's country of residence; (2) that such Class B Holder (A) has authorized a Designated Firm to act as its representative to submit, and to deal with the CRA with respect to, the Pre-Closing Notification in respect of such Class B Holder's Class B Shares and In-the-Money Company Options and (B) has instructed the Designated Firm to keep Buyer reasonably informed regarding the status of such filing and CRA's review thereof and consult with Buyer if any difficulties arise in connection with obtaining a Pre-Closing Clearance Certificate in respect of such Class B Holder's Class B Shares and In-the-Money Company Options; (3) that such Class B Holder has submitted to the CRA as promptly as practical and in any event no more than 45 days after the date hereof, a Pre-Closing Notification in respect of such Class B Holder's Class B Shares and In-the-Money Company Options and a valid claim for a full treaty exemption from Canadian Tax on the disposition of such Class B Holder's Class B Shares and In-the-Money Company Options, as the case may be; (4) that such Class B Holder has promptly submitted to the CRA upon request proof of its residency and other documentation required by the CRA and has otherwise used its reasonable best efforts to obtain the Pre-Closing Clearance Certificate in respect of such Class B Holder's Class B Shares and In-the-Money Company Options from the CRA and (5) that such Class B Holder has provided a written undertaking to Buyer to file the appropriate Tax returns to claim a Tax refund with respect to any amounts withheld under subsection 116(5) of the Canadian Tax Act and to pay over the net amount received as described in Section 2.08(d) (as if the references therein to Seller were to such Class B Holder).

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"**Intellectual Property Rights**" means any and all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including all rights and interests pertaining to or deriving from: (i) patents and patent applications, reexaminations, extensions and counterparts claiming priority therefrom (collectively, "**Patents**"); inventions, invention disclosures, discoveries and improvements, whether or not patentable; (ii) computer software and firmware, including data files, source code, application programming interfaces, object code and software-related specifications and documentation; (iii) copyrights; (iv) trade secrets (including, those trade secrets

defined in the Uniform Trade Secrets Act and under corresponding foreign statutory law and common law); (v) trademarks, trade names, service marks, service names, certification marks, brands, trade dress, and logos, and the goodwill associated with any of the foregoing; (vi) databases and data compilations and all documentation relating to the foregoing, including manuals, memoranda and records; and (vii) domain names and uniform resource locators; in each case, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any governmental authority in any jurisdiction.

"**In-the-Money Company Option**" means a Company Option whose exercise price is less than the Per Class B Share Price.

"**Investment Advisers Act**" means the Investment Advisers Act of 1940, as amended, and the rules and regulations thereunder.

"**Investment Advisory Agreement**" means an agreement under which a Company Entity acts as an investment adviser or sub-adviser to, or manages any investment or trading account of, any Client.

"**Investment Advisory Services**" means investment advice, management, or advisory or sub-advisory services regarding securities and commodities including the provision of the Company Products.

"**Investment Company Act**" means the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

"**knowledge of Seller**" means the actual knowledge of Seller, after reasonable inquiry.

"**Licensed Intellectual Property Rights**" means all Intellectual Property Rights owned by a third party and licensed or sublicensed to the Company Entities.

"**Lien**" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

"**Material Adverse Effect**" means a material adverse effect on (a) the business, assets, results of operations or financial condition of the Company Entities, taken as whole, or (b) the ability of Seller to consummate the transactions contemplated hereby; *provided* that, with respect to clause (a), any such effect attributable to or resulting from the following shall not constitute a Material Adverse Effect and shall be excluded from any determination as to whether a Material Adverse Effect has occurred or would reasonably be expected to occur or exist: (i) this Agreement or the transactions contemplated by this Agreement, including any action required to be taken by Seller or any Company

Entity under this Agreement, or taken with the prior written consent of Buyer, or the announcement or consummation of this Agreement or such transactions contemplated by this Agreement, (ii) changes or conditions affecting the investment management industry generally, including changes in regulatory conditions (to the extent not affecting the Company Entities in a disproportionate manner), (iii) changes in general economic or securities market conditions generally (to the extent not affecting the Company Entities in a disproportionate manner), (iv) war, terrorist act, other armed hostilities, calamities, natural disasters or crisis (to the extent not affecting the Company Entities in a disproportionate manner), (v) changes in Applicable Law or accounting principles, (vi) reduction in assets under management or revenue run-rate in and of itself (for the avoidance of doubt, any underlying cause for any such reduction shall not be excluded by this clause (vi)) or (vii) any failure to meet any projections or forecasts in and of itself (for the avoidance of doubt, any underlying cause for any failure to meet projections or forecasts shall not be excluded by this clause (vii)).

"**New Client**" means any Client for whom the Company Entities first enter into an Investment Advisory Agreement for the provision of investment management or Investment Advisory Services following the Base Date and prior to the Closing.

"**Non-U.S. Corporations**" means Putnam Investments Australia Pty Limited, Putnam International Distributors, Ltd., Putnam Investments Argentina, S.A., Putnam International Advisory Company, S.A., Putnam Investments Canada Inc., Putnam Investments Securities Co., Ltd., Putnam Investments Limited (Ireland), Putnam Investments Limited (United Kingdom), New Flag UK Holdings Limited and New Flag Asset Management Limited.

"**NRT Rules**" means section 94 of the Canadian Tax Act, including, for the avoidance of doubt, as it is proposed to be amended by Bill C-33.

"**1934 Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Permitted Liens**" means (i) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) mechanic's, materialman's, carrier's, worker's, repairer's, warehouseman's and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith and (iii) other Liens which would not reasonably be expected to materially detract from the value or utility of the affected property.

"**Person**" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

"**Pre-Closing Clearance Certificate**" means a certificate issued by the Minister of National Revenue (Canada) pursuant to subsection 116(2) of the Canadian Tax Act in respect of the disposition of Class A Shares, Class B Shares or In-the-Money Company Options, as the case may be, in connection with the transactions contemplated by this Agreement (excluding any transaction occurring by reason of a General Restructuring Step).

"**Pre-Closing Notification**" means a notification to the CRA pursuant to subsection 116(1) of the Canadian Tax Act in respect of the disposition of Class A Shares, Class B Shares or In-the Money Company Options, as the case may be, in connection with the transactions contemplated by this Agreement (excluding any transaction occurring by reason of a General Restructuring Step).

"**Pre-Closing Tax Period**" means any Tax period ending on or before the close of business on the Closing Date; and, with respect to a Tax period that begins on or before the close of business on the Closing Date and ends thereafter, the portion of such Tax period ending on the close of business on the Closing Date.

"**Preferred Share**" means a preferred share, par value $0.01 per share, of the Company.

"**Private Fund**" means any pooled investment vehicle for which a Company Entity acts as investment adviser, investment sub-adviser, general partner, managing member, trustee, manager or sponsor that is not registered as such with any Governmental Authority.

"**Public Fund**" means any pooled investment vehicle (including each portfolio or series thereof, if any) for which a Company Entity acts as investment adviser, investment sub-adviser, general partner, managing member, trustee, manager or sponsor, and which is registered as such with any Governmental Authority.

"**Public Fund Board**" means the board of directors or trustees (or Persons performing similar functions) of a Public Fund.

"**SEC**" means the Securities and Exchange Commission.

"**Seller Disclosure Schedules**" means the disclosure schedules delivered by Seller to Buyer concurrently with the execution of this Agreement.

"**Seller Group**" means, with respect to federal income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is a member and, with respect to state, local or foreign income or franchise Taxes, the consolidated, combined or unitary group of which Seller or any of its Affiliates is a member.

"**Sponsored Fund**" means any Fund a majority of the officers of which are employees of the Company Entities or of which a Company Entity serves as trustee; with respect to a Private Fund, where a Company Entity serves as investment adviser, general partner, managing member, trustee, manager or person performing a similar role; or with respect to a Public Fund that is not a U.S. Public Fund, where a Company Entity serves as investment manager. For the avoidance of doubt, a Fund with respect to which a Company Entity is acting as sub-adviser or sub-manager or with authority delegated to it by another investment adviser shall not be deemed for that reason alone to be a Sponsored Fund.

"**Sponsored Private Fund**" means any Private Fund that is a Sponsored Fund.

"**Sponsored Public Fund**" means any Public Fund that is a Sponsored Fund.

"**Sponsored U.S. Public Fund**" means any U.S. Public Fund that is a Sponsored Fund.

"**Subsidiary**" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person; *provided* that no Fund shall be considered a Subsidiary of the Company.

"**Tax**" means (i) all federal, state and local and all foreign taxes of any kind whatsoever, including income, gross receipts, windfall profits, value added, severance, property, production, sales, use, duty, license, excise, franchise, employment, unemployment, escheat, withholding or other taxes, together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (domestic or foreign) responsible for the imposition of any such tax (a "**Taxing Authority**") and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of (A) a Company Entity being a member of an affiliated, consolidated or combined group with any other corporation at any time on or prior to the Closing Date or (B) as a result of a Company Entity being a successor to another Person by merger or other transaction on or before the Closing Date.

"**Tax Sharing Agreement**" means the Tax Matters Agreement, dated as of September 30, 1997, by and between Seller and the Company, as amended as of January 1, 2001.

"**U.S. Public Fund**" means a Public Fund registered as an investment company under the Investment Company Act.

"**Variable Product**" means any variable insurance product, including any variable annuity or variable life insurance product.

"**Variable Product Party**" means any insurance company, or Affiliate of such insurance company, that issues, distributes, or provides services with respect to a Variable Product for which a Company Product is used or available as an underlying investment option.

"**WARN Act**" means the Worker Adjustment and Retraining Notification Act.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	**Section**
Accounting Referee	2.05
Affiliate Arrangement	3.12
Aggregate Purchase Price	2.01
Agreement	Preamble
Allocation Statement	8.01
Buyer	Preamble
Buyer Straddle Return	8.01
Claim	11.03
Class A Purchase Price	2.01
Class B Holders	2.07
Closing	2.02
Closing Balance Sheet	2.05
Closing Run-Rate Schedule	2.05
Company	Recitals
Company Filings	3.14
Company Returns	3.18
Company Securities	3.05
Company Tax Loss	8.04
Competing Business	5.04
Confidentiality Agreement	6.01
D&O Indemnified Person	6.03
Damages	11.02
DC Plan Services Agreement	5.07
Electing Company Entity	8.01
Equity Plans	3.21
Estimated Closing Revenue Run-Rate	2.04
Estimated Closing Stockholders' Equity	2.04
Financial Statements	3.08
Form 8023	8.01
Fund Filings	3.15
General Restructuring Step	2.07
Grantor Trust	2.02

Term	Section
HIPAA	3.21
Indemnified Party	11.03
Indemnifying Party	11.03
Intercompany Account Settlement Amount	7.05
Minority Interests	3.07
Negative Consent Notice	7.04
Notice	7.04
NRT Exemption Confirmation	2.07
Outside Date	12.01
Per Class A Share Price	2.01
Per Class B Share Price	2.01
Patents	1.01
Permits	3.14
Post-Closing Continuing Client	2.06
Potential Contributor	11.05
Price Allocation	8.01
Retained Matters	11.02
Satisfaction Date	2.02
Section 338(h)(10) Election	8.01
Seller	Preamble
Specified MHRS DC Client	5.04
Subchapter M	3.15
Subsidiary Securities	3.07
Target Stockholders' Equity	2.04
Tax Benefit	8.04
Tax Proceeding	8.04
Third Party Claim	11.03
Trust Amount	2.02
Unvested Class B Share Trust Payment	2.01
Unvested Option Trust Payment	2.01
Vested Class B Share Closing Payment	2.01
Vested Class B Share Trust Payment	2.01
Vested Option Closing Payment	2.01
Vested Option Trust Payment	2.01
Vested Option Shares	2.01
Warranty Breach	11.02
Withholding Restructuring Step	2.07

Section 1.02. *Other Definitional and Interpretative Provisions.* The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All

Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning set forth in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import. The word "or" shall not be exclusive. "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to "$" or "dollars" means, unless otherwise specified, United States dollars. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The "consent" of a party under this Agreement shall be deemed to have been given if any executive officer of such party gives such consent.

ARTICLE 2
PURCHASE AND SALE

Section 2.01. *Purchase and Sale.* (a) Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, all of the issued and outstanding Class A Shares, free and clear of any Liens, at the Closing for the purchase price set forth in Section 2.01(b)(i). In addition, effective at Closing, all of the issued and outstanding Class B Shares and Company Options shall be cancelled in accordance with the terms of the Equity Partnership Plan in consideration of the payments set forth in Section 2.01(b)(ii).

(b) The aggregate amount payable by Buyer pursuant to Section 2.01(a) for the purchase of the Class A Shares, and in consideration of the cancellation of the Class B Shares and the Company Options, is $3,900,000,000 in cash (the "**Aggregate Purchase Price**"). The Aggregate Purchase Price shall be paid as provided in Section 2.02, shall be subject to adjustment as provided in Sections 2.04 and 2.06, and shall be allocated (after giving effect to the redemption of certain Class A Shares pursuant to Section 7.05) among the Class A Shares, the Class B Shares and the Company Options outstanding immediately prior to Closing as follows:

(i) for the Class A Shares, the Class A Ownership Percentage of the Aggregate Purchase Price (the "**Class A Purchase Price**", and the Class A Purchase Price divided by the number of Class A Shares

outstanding immediately prior to Closing, the "**Per Class A Share Price**");

(ii) for the Class B Shares and the Company Options, the Class B Ownership Percentage of the Aggregate Purchase Price, allocated among the Class B Shares and the Company Options as follows:

(A) for each Class B Share that is vested immediately prior to Closing (including as a result of the transactions contemplated by this Agreement), (1) an amount equal to the Fair Market Value of a Class B Share (as defined, for purposes of this Agreement, in the Equity Partnership Plan) as of September 30, 2006 (the "**Vested Class B Share Closing Payment**") plus (2) an amount equal to the excess of the Per Class A Share Price over the Fair Market Value of a Class B Share (the "**Vested Class B Share Trust Payment**" and, together with the Vested Class B Share Closing Payment, the "**Per Class B Share Price**");

(B) for each Class B Share that is not vested immediately prior to Closing, an amount equal to the Per Class A Share Price (the "**Unvested Class B Share Trust Payment**");

(C) for each Company Option that is vested immediately prior to Closing (including as a result of the transactions contemplated by this Agreement), (1) an amount equal to the product of (x) the number of Class B Shares subject to such Company Option ("**Vested Option Shares**") and (y) the excess, if any, of the Fair Market Value of a Class B Share over the exercise price per Class B Share for such Company Option (the "**Vested Option Closing Payment**") plus (2) an amount equal to the product of (x) the number of Vested Option Shares and (y) an amount equal to the excess of the Per Class A Share Price over the greater of (X) the Fair Market Value of a Class B Share and (Y) the exercise price per Class B Share for such Company Option (the "**Vested Option Trust Payment**"); and

(D) for each Company Option that is not vested immediately prior to Closing, an amount equal to the product of (1) the number of Class B Shares subject to such Company Option and (2) the excess of the Per Class A Share Price over the exercise price per Class B Share for such Company Option (the "**Unvested Option Trust Payment**").

For the avoidance of doubt, all Company Options that are not In-the-Money Company Options shall, effective at Closing, be cancelled in accordance with the terms of the Equity Partnership Plan for no consideration.

The parties hereby agree that the aggregate amount payable by Buyer pursuant to clauses (i) and (ii) above in respect of the purchase of the Class A Shares and the cancellation of the Class B Shares and Company Options shall equal the Aggregate Purchase Price, as adjusted as provided in Sections 2.04 and 2.06.

(c) No later than three Business Days prior to the date on which the Closing is scheduled to occur, Seller shall deliver to Buyer a certificate setting forth the allocation, in accordance with Section 2.01(b), of the Aggregate Purchase Price at Closing pursuant to Section 2.02, which allocation shall be reasonably acceptable to Buyer.

Section 2.02. *Closing.* The closing (the "**Closing**") of the purchase and sale of the Class A Shares hereunder shall take place at 9:00 a.m. (EST) at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event (subject to the proviso at the end of this sentence) later than five Business Days, after satisfaction of the conditions set forth in Article 10 (or waiver by the party or parties entitled to the benefit of such conditions) (the day of such satisfaction or waiver, the "**Satisfaction Date**"), or at such other time or place as Buyer and Seller may agree; *provided* that if, assuming the Closing occurred on the Satisfaction Date, the Estimated Closing Revenue Run-Rate would be less than 93% of the Aggregate Base Revenue Run-Rate, Seller may require, by delivering written notice to Buyer no later than five Business Days prior to the anticipated Closing Date, that the Closing be delayed until a date specified by Seller no later than 30 days following the Satisfaction Date (but in no event later than the Outside Date). At the Closing:

(a) Seller shall settle the net intercompany account balance between Seller and the Company Entities as of the Closing in accordance with Section 7.05(a).

(b) Buyer shall deliver to Seller the Class A Purchase Price in immediately available funds by wire transfer to an account of Seller with a bank in New York City designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date.

(c) Buyer shall deliver (on behalf of the Company in accordance with the Equity Partnership Plan) the aggregate Vested Class B Share Closing Payment and the aggregate Vested Option Closing Payment in immediately available funds by wire transfer to the holders of the Class B Shares and Company Options immediately prior to Closing in accordance with a schedule to be delivered by Seller to Buyer not later than two Business Days prior to the Closing Date.

(d) Buyer shall deposit (on behalf of the Company in accordance with the Equity Partnership Plan), or shall cause to be deposited, an amount equal to the aggregate Vested Class B Share Trust Payment, the aggregate Unvested Class B Share Trust Payment, the aggregate Vested Option Trust Payment and the

aggregate Unvested Option Trust Payment (collectively, the "**Trust Amount**") *less* (pursuant to Section 2.03(a)) the Adjustment Amount, by wire transfer of immediately available funds into one or more grantor trusts established by the Company pursuant to the terms and conditions of the Equity Partnership Plan prior to Closing (each, a "**Grantor Trust**") in accordance with a schedule to be delivered by Seller to Buyer not later than two Business Days prior to the Closing Date.

(e) Buyer shall deposit, or shall cause to be deposited, the Adjustment Amount by wire transfer of immediately available funds with the Adjustment Account Agent.

(f) Seller shall deliver to Buyer certificates (to the extent certificated) for the Class A Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto.

For the avoidance of doubt, the amounts payable by Buyer at Closing pursuant to this Section 2.02 shall reflect any adjustments to the Aggregate Purchase Price based on the Estimated Closing Stockholders' Equity and the Estimated Closing Revenue Run-Rate pursuant to Section 2.04.

Section 2.03. *Adjustment Account.* (a) Buyer and Seller agree that at the Closing, the Adjustment Amount shall be withheld from the Trust Amount, and such withheld amount shall be deposited with the Adjustment Account Agent by wire transfer of immediately available funds pursuant to Section 2.02(e). The Adjustment Amount shall be applied by the Adjustment Account Agent in accordance with the terms of the Adjustment Account Agreement to pay any amounts owing under Section 2.06, with any remaining funds to be paid in accordance with Section 2.03(b).

(b) Immediately following the determination of Final Stockholders' Equity and Final Closing Revenue Run-Rate, any remaining funds in the Adjustment Account (after any payments from, or deposits into, the Adjustment Account pursuant to Section 2.05) shall be released from the Adjustment Account for payment to the appropriate Grantor Trust.

Section 2.04. *Estimates of Closing Stockholders' Equity and Aggregate Closing Revenue Run-Rate; Pre-Closing Adjustment of Aggregate Purchase Price.* (a) No later than four Business Days prior to the date on which the Closing is scheduled to occur, Seller shall cause to be prepared by the Company's Chief Financial Officer and shall deliver to Buyer (i) a certificate of the Company's Chief Financial Officer setting forth a good faith estimate of the Closing Balance Sheet and, based on such estimated Closing Balance Sheet, a good faith estimate of Closing Stockholders' Equity (the "**Estimated Closing Stockholders' Equity**") and (ii) a good faith estimate of the Aggregate Closing Revenue Run-Rate ("**Estimated Closing Revenue Run-Rate**"). Seller shall also deliver to Buyer copies of all work papers and other documents used in the calculation of

Estimated Closing Stockholders' Equity and Estimated Closing Revenue Run-Rate as necessary to allow Buyer and Seller to review the adjustments to the Aggregate Purchase Price under Section 2.04(b) and (c) determined on the basis of the certificate of the Company's Chief Financial Officer referred to above. The certificates and estimates of the Company's Chief Financial Officer delivered pursuant to this Section 2.04(a) and pursuant to Section 2.05(a) shall be based on his actual knowledge, and shall not give rise to any personal or other liability whatsoever to him.

(b) If Target Stockholders' Equity exceeds Estimated Closing Stockholders' Equity, the Aggregate Purchase Price shall be decreased by the amount of such excess. If Estimated Closing Stockholders' Equity exceeds Target Stockholders' Equity, the Aggregate Purchase Price shall be increased by the amount of such excess. "**Target Stockholders' Equity**" means $544,367,000.

(c) If the Estimated Closing Revenue Run-Rate is less than 93% of the Aggregate Base Revenue Run Rate, then the Aggregate Purchase Price shall be reduced by the Estimated Revenue Run-Rate Adjustment Amount.

Section 2.05. *Post-Closing Calculation of Closing Stockholders' Equity and Closing Revenue Run-Rate.* (a) As promptly as practicable, but no later than 45 days, after the Closing Date, Buyer will cause to be prepared by the Company's Chief Financial Officer and delivered to Seller (i) the consolidated balance sheet of the Company Entities as of the close of business on the Business Day immediately prior to the Closing Date prepared in accordance with the accounting principles, policies, practices and methodologies used in connection with the preparation of the Balance Sheet, except as set forth in Schedule B (the "**Closing Balance Sheet**") and (ii) a schedule, prepared on a basis consistent with the preparation of, and in a form consistent with, Schedule A, setting forth a calculation of the Aggregate Closing Revenue Run-Rate (prepared in accordance with the methodology used in the calculation of the Aggregate Base Revenue Run-Rate as set forth in Schedule A and the definition of Closing Adjusted Assets Under Management) (the "**Closing Run-Rate Schedule**"). Each of the Closing Balance Sheet and Closing Run-Rate Schedule will be accompanied by a certificate of the Company's Chief Financial Officer specifying that it was prepared in accordance with the provisions of this Section and setting forth Buyer's calculation of Closing Stockholders' Equity and the Aggregate Closing Revenue Run-Rate, as applicable, in reasonable detail.

(b) If Seller disagrees with Buyer's calculations of Closing Stockholders' Equity or Aggregate Closing Revenue Run-Rate delivered pursuant to Section 2.05(a), Seller may, within 45 days after delivery of the documents referred to in Section 2.05(a), deliver a notice to Buyer disagreeing with such calculations and which specifies Seller's calculations of such amounts and, in reasonable detail, Seller's grounds for such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees,

and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet and the calculation of Closing Stockholders' Equity or in the Closing Run-Rate Schedule and the calculation of the Aggregate Closing Revenue Run-Rate, as applicable, delivered pursuant to Section 2.05(a).

(c) If a notice of disagreement shall be duly delivered pursuant to Section 2.05(b), Buyer and Seller shall, during the 15 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Stockholders' Equity or Aggregate Closing Revenue Run-Rate, as applicable, which amounts shall not be less than the amounts thereof shown in Buyer's calculations delivered pursuant to Section 2.05(a) nor more than the amounts thereof shown in Seller's calculation delivered pursuant to Section 2.05(b). If Buyer and Seller are unable to reach such agreement during such period, they shall promptly thereafter cause independent accountants of internationally recognized standing reasonably satisfactory to Buyer and Seller (who shall not have any material relationship with Buyer or Seller) (the "**Accounting Referee**") promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Stockholders' Equity or Aggregate Closing Revenue Run-Rate, as applicable. In making such calculations, the Accounting Referee shall consider only those items or amounts in the Closing Balance Sheet or Buyer's calculation of Closing Stockholders' Equity, or in the Closing Run-Rate Schedule or Buyer's calculation of Aggregate Closing Revenue Run-Rate, as applicable, as to which Seller has disagreed. The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable (but in all events no later than 45 days after the matter is referred to the Accounting Referee), a report setting forth the Accounting Referee's calculation of Closing Stockholders' Equity or Aggregate Closing Revenue Run-Rate, as applicable. Such report shall be final and binding upon Buyer and Seller. The cost of such review and report shall be allocated between Seller and Buyer in the same proportion that the aggregate amount of the items unsuccessfully disputed by each (as finally determined by the Accounting Referee) bears to the total amount of the disputed items.

(d) Buyer and Seller agree that they will, and agree to cause their respective independent accountants and each Company Entity to, cooperate and assist in the preparation of the Closing Balance Sheet and Closing Run-Rate Schedule and the calculation of Closing Stockholders' Equity and Aggregate Closing Revenue Run-Rate and in the conduct of the reviews referred to in this Section 2.05, including the making available to the extent necessary of books, records, work papers and personnel.

(e) For the avoidance of doubt, the calculation of Closing Stockholders' Equity to be made pursuant to this Section 2.05, and the purchase price adjustment to be made pursuant to Section 2.06(a), is only meant to reflect changes in stockholders' equity (as adjusted) of the Company Entities from the

date of the Balance Sheet to the date of the Closing Balance Sheet. Neither Section 2.05 nor Section 2.06(a) is intended to be used to adjust for errors or omissions that may be found with respect to the Balance Sheet or any inconsistencies between the Balance Sheet, on the one hand, and GAAP, on the other, for which Article 11 shall be the sole and exclusive remedy.

Section 2.06. *Post-Closing Adjustment of Aggregate Purchase Price.* (a) If Estimated Closing Stockholders' Equity exceeds Final Stockholders' Equity, Buyer shall be entitled to receive a payment (i) from Seller equal to the Class A Ownership Percentage of the amount of such excess and (ii) from the Adjustment Account in accordance with the terms of the Adjustment Account Agreement equal to the Class B Ownership Percentage of the amount of such excess, in each case in the manner and with interest as provided in Section 2.06(d). If Final Stockholders' Equity exceeds Estimated Closing Stockholders' Equity, Buyer shall (i) pay the Class A Ownership Percentage of the amount of such excess to Seller and (ii) deposit the Class B Ownership Percentage of the amount of such excess to the Adjustment Account, in each case in the manner and with interest as provided in Section 2.06(d).

(b) If the Final Revenue Run-Rate Adjustment Amount exceeds the Estimated Revenue Run-Rate Adjustment Amount, Buyer shall be entitled to receive a payment (i) from Seller equal to the Class A Ownership Percentage of the amount of such excess and (ii) from the Adjustment Account in accordance with the terms of the Adjustment Account Agreement equal to the Class B Ownership Percentage of the amount of such excess, in each case in the manner and with interest as provided in Section 2.06(d). If the Estimated Revenue Run-Rate Adjustment Amount exceeds the Final Revenue Run-Rate Adjustment Amount, Buyer shall (i) pay the Class A Ownership Percentage of the amount of such excess to Seller and (ii) deposit the Class B Ownership Percentage of the amount of such excess to the Adjustment Account, in each case in the manner and with interest as provided in Section 2.06(d).

(c) Notwithstanding anything in this Agreement to the contrary, for purposes of determining Final Closing Revenue Run-Rate and the Final Revenue Run-Rate Adjustment Amount, any Post-Closing Continuing Clients shall be treated as Consenting Clients as of the Closing Date. "**Post-Closing Continuing Client**" means a Client that (i) was not a Consenting Client as of the Closing Date, but that has not, on or prior to the date that is 30 days after the Closing Date, terminated its Investment Advisory Agreement (or has, on or before such date, entered into a new Investment Advisory Agreement with the Company or any of its Subsidiaries), (ii) continues to be a Client of the Company or any of its Subsidiaries as of such date and (iii) has not submitted to a Company Entity a withdrawal notice (which is recorded as such in the Company's internal reporting systems in the ordinary course consistent with past practices) that has not been revoked (as recorded in the Company's internal reporting systems in the ordinary course consistent with past practices) prior to such date.

(d) Any payment pursuant to Section 2.06(a) or (b) shall be made at a mutually convenient time and place within 10 days after the Final Stockholders' Equity or Final Closing Revenue Run-Rate, as applicable, has been determined, by wire transfer of immediately available funds. Any payment that is made to Buyer from the Adjustment Account shall be made to the account of Buyer designated by Buyer in writing, and shall be accompanied by the portion of interest earned on funds in the Adjustment Account that is attributable to such payment. Any payment that is to be made to Buyer by Seller shall be made to the account of Buyer designated by Buyer in writing, and shall be accompanied by an interest payment on such amount from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment. Any payment that is to be made by Buyer shall be made to the account of Seller, designated by Seller in writing, and the account(s) of one or more Grantor Trusts designated by the Company's Chief Financial Officer, and shall be accompanied by an interest payment on such amount from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the average daily Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment.

Section 2.07. *Certain Structuring Considerations.* (a) Buyer and Seller shall cooperate and use their reasonable best efforts to obtain a Finance Comfort Letter, a CRA Tax Ruling or a CRA Comfort Letter (any of a Finance Comfort Letter, a CRA Tax Ruling or CRA Comfort Letter being referred to herein as an "**NRT Exemption Confirmation**") as promptly as practical after the date hereof. All determinations with respect to the process for obtaining any such NRT Exemption Confirmation shall be made jointly by Buyer and Seller, each acting reasonably, in good faith and reasonably taking into account the interests of the Class B Holders. Any such NRT Exemption Confirmation shall be in form and substance reasonably acceptable to Buyer and Seller.

(b) Seller will make a Pre-Closing Notification in respect of the disposition of the Class A Shares as promptly as practical after the date hereof and in any event no later than 20 days after the date hereof and will deliver to Buyer prior to the Closing Date any Pre-Closing Clearance Certificate that is received by Seller in respect of the disposition of the Class A Shares. Seller will use reasonable best efforts to obtain the Pre-Closing Clearance Certificate in respect of the disposition of the Class A Shares from the CRA. Seller will keep Buyer reasonably informed regarding the status of its Pre-Closing Notification in respect of the disposition of the Class A Shares and CRA's review thereof, and consult with Buyer in the event any difficulties arise. Seller will provide Buyer with an opportunity to review and comment on Seller's Pre-Closing Notification in respect of the disposition of the Class A Shares and any other written correspondence with CRA before it is submitted to CRA. Seller will use its reasonable best efforts to cause each holder of a Class B Share and each holder of

an In-the-Money Company Option (collectively, the "**Class B Holders**"), to make a Pre-Closing Notification in respect of the disposition of such Class B Holder's Class B Shares and In-the-Money Company Options and to deliver to Buyer prior to the Closing Date any Pre-Closing Clearance Certificate that is received by such Class B Holder in respect of the disposition of such Class B Holder's Class B Shares and In-the-Money Company Options.

(c) Provided that Buyer has used its reasonable best efforts to obtain an NRT Exemption Confirmation, if, on the Satisfaction Date, (i) Buyer and Seller have not received an NRT Exemption Confirmation and (ii) Seller has not received a Pre-Closing Clearance Certificate, then:

(A) Buyer and Seller agree that the Closing shall be delayed until the earliest to occur of (w) the receipt of an NRT Exemption Confirmation, (x) the receipt by Seller of a Pre-Closing Clearance Certificate, (y) the date on which the Withholding Restructuring Steps (as defined herein) occur and (z) five days prior to the Outside Date (it being understood (i) that the Closing shall occur as promptly as practical after such earliest date and (ii) that if no Withholding Restructuring Step has occurred by the time described in clause (z) hereof, the Closing shall be consummated without regarding to any Withholding Restructuring Step);

(B) As promptly as practical after the Satisfaction Date, Buyer shall use reasonable best efforts to propose an alternative method of effecting the transactions contemplated hereby that is designed to assure that Buyer and the Company are not required to withhold any amounts from the Aggregate Purchase Price pursuant to subsection 116(5) of the Canadian Tax Act (any such modification, a "**Withholding Restructuring Step**");

(C) Seller agrees to implement, as promptly as practical after Buyer proposes a Withholding Restructuring Step pursuant to clause (B) of this Section 2.07(c), such Withholding Restructuring Step to the greatest extent permitted by Applicable Law; and

(D) Seller and Buyer agree to amend this Agreement, on terms and conditions acceptable to Buyer and Seller, to provide for the occurrence of such Withholding Restructuring Step;

provided that (I) no Withholding Restructuring Step shall affect the amount of the Aggregate Purchase Price and (II) Seller shall have no obligation to agree to any such Withholding Restructuring Step unless Buyer agrees to indemnify Seller and each Class B Holder and their respective officers, directors, employees and

Affiliates for any and all Damages incurred by any of them arising by reason of Seller's agreement to consummate such Withholding Restructuring Step or the consummation of such Withholding Restructuring Step (including any incremental Taxes of Seller, a Class B Holder or such other person that are attributable to such Withholding Restructuring Step, any costs associated with amending this Agreement to provide for such Withholding Restructuring Step and any costs of implementing such Withholding Restructuring Step) (it being understood that, notwithstanding the foregoing provisions of this clause (II), Seller will bear a reasonable level of legal costs in connection with the modifications contemplated by this Section 2.07(c)).

(d) Prior to the Closing, Buyer and Seller agree (i) to discuss in good faith certain modifications to the method of effecting the transactions contemplated hereby, including Buyer's acquisition of the Company, as well as certain transactions concerning the Company and its Affiliates anticipated to be effected before or following completion of the transactions contemplated hereby (including (W) the manner in which the Class B Shares and In-the-Money Company Options are acquired, (X) the conversion of certain Company Entities to limited partnerships prior to Closing, (Y) the separate purchase by Buyer of Company Entities other than the Company and (Z) the acquisition of the Company by Buyer by way of a forward merger under Applicable Law) that are intended to maximize the Tax efficiency to Buyer and its Affiliates of the transactions contemplated hereby (each such modification, a "**General Restructuring Step**") and (ii) to the extent that Buyer and Seller agree to effect General Restructuring Steps, to amend this Agreement, on terms and conditions acceptable to Buyer and Seller, to provide for the occurrence of such General Restructuring Steps; *provided* that (A) Seller shall have no obligation to agree to consummate any General Restructuring Step if Seller, in its sole discretion, acting in good faith, determines that it or the Class B Holders are adversely affected thereby; (B) no General Restructuring Step shall affect the amount of the Aggregate Purchase Price; (C) Buyer shall agree to indemnify Seller and each Class B Holder and their respective officers, directors, employees and affiliates for any and all Damages incurred by any of them arising by reason of Seller's agreement to consummate such General Restructuring Step or the consummation of such General Restructuring Step (including any additional Taxes of Seller, a Class B Holder or such other person that are attributable to such General Restructuring Step, any costs associated with amending this Agreement to provide for such General Restructuring Step and any costs of implementing such General Restructuring Step) (it being understood that, notwithstanding the foregoing provisions of this clause (C), Seller will bear a reasonable level of legal costs in connection with the good faith consideration contemplated by this Section 2.07(d)) and (D) no such General Restructuring Step shall impede or delay the consummation of the transactions contemplated by this Agreement.

Section 2.08. *Withholding; Gross-up.* (a) Buyer shall be entitled to deduct and withhold from the consideration otherwise payable to the holders of

the Class A Shares, the Class B Shares and the In-the-Money Company Options pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax law. Except as set forth in Sections 2.08(b) and (c), to the extent that amounts are so deducted and withheld by Buyer and paid over to the appropriate Taxing Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Class A Shares, the Class B Shares or the In-the-Money Company Options, as the case may be, in respect of which such deduction and withholding was made by Buyer.

(b) If Buyer or the Company shall be entitled by law to deduct or withhold any amount under subsection 116(5) of the Canadian Tax Act in respect of the Class A Purchase Price, (i) Buyer (on behalf of itself or the Company, as applicable), shall make such deductions or withholdings (including deductions and withholdings applicable to such additional sums payable under this Section 2.08(b)), (ii) Buyer shall pay additional amounts to Seller so that the net amount received by Seller, after provision for such deductions and withholdings (including deductions and withholdings applicable to any such additional sums payable under this Section 2.08(b)) and any Taxes payable upon receipt of any such additional sums payable under this Section 2.08(b), is equal to the amount Buyer would have received had no such deductions or withholdings been made with respect to the payment of the Class A Purchase Price, (iii) Buyer (on behalf of itself or the Company, as applicable) shall pay the full amount deducted or withheld to the relevant Taxing Authority in accordance with applicable law and (iv) Buyer (on behalf of itself or the Company, as applicable) shall furnish to Seller an original or a certified copy of a receipt evidencing payment thereof.

(c) If (x) Buyer or the Company shall be entitled by law to deduct or withhold any amount under subsection 116(5) of the Canadian Tax Act in respect of any amount payable to a Class B Holder and (y) the Gross-Up Conditions with respect to such Class B Holder have been satisfied, (i) Buyer (on behalf of itself or the Company, as applicable) shall make such deductions or withholdings (including deductions and withholdings applicable to such additional sums payable under this Section 2.08(c)), (ii) the amount otherwise payable to such Class B Holder shall be increased as necessary so that the net amount received by such Class B Holder, after provision for such deductions and withholdings (including deductions and withholdings applicable to any such additional sums payable under this Section 2.08(c)) and any Taxes payable upon receipt of any such additional sums payable under this Section 2.08(c), is equal to the amount it would have received had no such deductions or withholdings been made with respect to the payment to such Class B Holder, (iii) Buyer (on behalf of itself or the Company, as applicable) shall pay the full amount deducted or withheld to the relevant Taxing Authority in accordance with applicable law and (iv) Buyer (on behalf of itself or the Company, as applicable) shall furnish such Class B Holder with an original or a certified copy of a receipt evidencing payment thereof.

(d) If any amounts are withheld by Buyer pursuant to Sections 2.08(b), to the extent permitted by Applicable Law, Seller will file the appropriate Tax returns to claim a refund of such Taxes. Seller shall promptly pay over the amount of any such refund received to Buyer (including any interest paid or credited by the relevant taxing or governmental authority with respect to such refund), net of all out-of-pocket expenses and Taxes incurred by Seller by reason of the receipt of such refund.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth, subject to Section 13.11, in the Seller Disclosure Schedules, Seller represents and warrants to Buyer that:

Section 3.01. *Corporate Existence and Power.* Seller is a corporation and the Company is a business trust each duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and each has all organizational powers to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material.

Section 3.02. *Corporate Authorization.* The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement are within Seller's corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect generally affecting the enforcement of creditors' rights and remedies and general principles of equity.

Section 3.03. *Governmental Authorization.* The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement require no action or approval by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and applicable foreign anti-trust, competition law and similar clearances, (ii) the filings and approvals set forth on Schedule 3.03, and (iii) any such action, approval or filing as to which the failure to make or obtain would not reasonably be expected to prevent, enjoin or impair Seller's ability to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement, or be material.

Section 3.04. *Noncontravention.* The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate the certificate of incorporation or bylaws or other organizational documents of Seller or any Company Entity, (ii) assuming compliance with the matters referred to in Section 3.03 and receipt of all required consents and approvals from Clients, violate any Applicable Law to which Seller, a Company Entity or any Sponsored Fund is subject, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of a Company Entity or to a loss of any benefit to which a Company Entity is entitled under any provision of any agreement or other instrument binding upon such Company Entity or (iv) result in the creation or imposition of any Lien on the equity or any asset of a Company Entity, with such exceptions, in the case of each of clauses (ii) through (iv), as would not, individually or in the aggregate, reasonably be expected to prevent, enjoin or impair Seller's ability to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement, or be material.

Section 3.05. *Capitalization.* (a) The authorized capital stock of the Company consists of 200,000,000 Class A Shares, 19,000,000 Class B Shares and 10,000,000 Preferred Shares.

(b) As of the date of this Agreement, there are outstanding 87,834,958 Class A Shares, 7,243,089 Class B Shares, Company Options with respect to 6,425,843 Class B Shares and no Preferred Shares.

(c) All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in this Section 3.05, as of the date of this Agreement there are no outstanding (i) ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for ownership interests in the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any ownership interests in the Company or securities convertible into or exchangeable for ownership interests in the Company (the items in clauses (i) through (iii) being referred to collectively as the "**Company Securities**"). Other than pursuant to the terms of the Equity Partnership Plan, there are no outstanding obligations of Seller or any Company Entity to repurchase, redeem or otherwise acquire any Company Securities.

Section 3.06. *Ownership of Shares.* Seller is the record and beneficial owner of all of the issued and outstanding Class A Shares, free and clear of any Lien, and will transfer and deliver to Buyer at the Closing valid title to such Class A Shares free and clear of any Lien. At the Closing, following the cancellation of the Class B Shares and the Company Options pursuant to the terms of the Equity Partnership Plan, there will be no Company Securities issued and outstanding other than the Class A Shares transferred to Buyer pursuant to Section 2.02.

Section 3.07. *Subsidiaries.* (a) Each Subsidiary of the Company is an entity duly organized, validly existing and, with respect to jurisdictions that recognize the concept of "good standing," in good standing under the laws of the jurisdiction of its organization and has all organizational powers to carry on its business as now conducted. Each Subsidiary is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material. All Subsidiaries of the Company and their respective jurisdictions of organization are identified on Schedule 3.07. There are no other Subsidiaries of the Company except as identified on Schedule 3.07.

(b) All of the outstanding ownership interests in each Subsidiary of the Company as set forth on Schedule 3.07, are owned, directly or indirectly, by the Company free and clear of any Lien. There are no outstanding (i) securities of any Company Entity convertible into or exchangeable for ownership interests in any Subsidiary of the Company or (ii) options or other rights to acquire from any Company Entity or other obligation of any Company Entity to issue, any ownership interests in any Subsidiary of the Company or securities convertible into or exchangeable for ownership interests in any such Subsidiary (the items in clauses 3.07(b)(i) and 3.07(b)(ii) being referred to collectively as the "**Subsidiary Securities**"). There are no outstanding obligations of any Company Entity to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(c) Schedule 3.07(c) sets forth each Person, other than a Subsidiary or a Company Product, in which the Company, directly or through one or more Subsidiaries, owns an equity interest (the "**Minority Interests**"). All of the Minority Interests as set forth on Schedule 3.07(c) are owned, directly or through one or more Subsidiaries, by the Company free and clear of any Lien.

Section 3.08. *Financial Statements.* (a) Seller has previously delivered to Buyer the audited consolidated balance sheets as of December 31, 2005, December 31, 2004 and December 31, 2003 and the related audited consolidated statements of income and cash flows for the years ended December 31, 2005 and December 31, 2004 and the unaudited interim consolidated balance sheet as of September 30, 2006 and the related unaudited interim consolidated statements of income and cash flows for the nine months ended September 30, 2006 of the Company Entities (collectively, the "**Financial Statements**"). The Financial Statements fairly present in all material respects in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company Entities as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) The Company Entities maintain in all material respects internal controls over financial reporting to provide reasonable assurance regarding the

reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, all other accounting standards applicable to the Company Entities in each jurisdiction in which the relevant Company Entities operate, and all Applicable Laws.

(c) There are no "off balance sheet arrangements" (as defined by item 303(a)(4) of Regulation S-K promulgated by the SEC) in respect of any Company Entity.

Section 3.09. *Absence of Certain Changes.* Since the Balance Sheet Date through the date of this Agreement, the business of the Company Entities has been conducted in the ordinary course consistent with past practices and there has not been any action taken by any Company Entity that, if taken during the period from the date of this Agreement through Closing without Buyer's consent, would constitute a breach of Section 5.01. Since December 31, 2005, there has not been any event, occurrence or development which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 3.10. *No Undisclosed Material Liabilities.* There are no liabilities of any Company Entity of any kind, other than (i) liabilities provided for in the Balance Sheet or disclosed in the notes to the Financial Statements for the nine months ended September 30, 2006, (ii) liabilities disclosed in, related to or arising under any agreements or instruments disclosed in Schedules 3.04, 3.11, 3.12, 3.16, 3.19, 3.20 and 3.21 (other than as a result of a breach thereof by a Company Entity), (iii) liabilities incurred in the ordinary course of business since the Balance Sheet Date and that are consistent in nature, type and amount with any such liability regularly incurred in the ordinary course of business consistent with past practice and (iv) other undisclosed liabilities which would not, individually or in the aggregate, reasonably be expected to be material.

Section 3.11. *Material Contracts.* (a) As of the date of this Agreement, no Company Entity is a party to or bound by:

(i) any Investment Advisory Agreement with a Sponsored Public Fund that accounts for revenue to the Company Entities of $5,000,000 or more on an annualized basis;

(ii) any Investment Advisory Agreement with a Sponsored Private Fund that accounts for revenue to the Company Entities of $2,000,000 or more on an annualized basis;

(iii) any Investment Advisory Agreement with a Client other than a Sponsored Public Fund or a Sponsored Private Fund that accounts for revenue to the Company Entities of $2,000,000 or more on an annualized basis;

(iv) (A) any principal underwriter agreement, custody agreement or shareholder servicing agreement, or (B) any fund services, transfer agent, administrative, accounting or any other similar agreement that accounts for revenue to the Company Entities of $2,000,000 or more on an annualized basis, in each case, with any Sponsored Public Fund or Sponsored Private Fund covered by clauses (i) and (ii) above;

(v) (A) any participation agreement with a Variable Product Party or (B) any other agreement with a Variable Product Party or relating to a Variable Product that (i) accounts for revenue to the Company Entities of $10,000,000 or more on an annualized basis or (ii) provides for annual payments by the Company Entities of $2,000,000 or more (excluding payments under agreements relating to sub-accounting services, networking services, or sales meetings or other forms of compensation permitted under relevant NASD rules);

(vi) any agreement under which such Company Entity is obligated, directly or indirectly, to make any capital contribution or other investment in any Person in an amount of $2,000,000 or more;

(vii) any agreement that provides for earn-outs or other similar contingent obligations that, as of the date of this Agreement, would reasonably be expected to exceed $2,000,000;

(viii) any agreement relating to the provision by the Company Entities of Investment Advisory Services, or any material agreement not relating to the provision by the Company Entities of Investment Advisory Services, in each case which contains (A) a "clawback" or similar undertaking by such Company Entity requiring the reimbursement or refund of any fees or (B) a "most favored nation" or similar provision binding on such Company Entity;

(ix) any lease (whether of real or personal property) providing for annual rentals of $2,000,000 or more;

(x) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate payments by the Company Entities of $6,000,000 or more;

(xi) any sales or distribution agreement (or series of agreements with a party or related parties) that provides for annual payments by the Company Entities of $4,000,000 or more (excluding payments under agreements relating to sub-accounting services, networking services, or sales meetings or other forms of compensation permitted under relevant NASD rules);

(xii) any joint venture, strategic alliance, partnership or other similar agreement or arrangement involving a sharing of profits or expenses or payments based on revenues or assets under management of any Company Entity or Fund that accounts for revenue to the Company Entities of $2,000,000 or more on an annualized basis;

(xiii) any agreement relating to the acquisition or disposition of any business for a purchase price in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which the Company Entities are subject to ongoing obligations as of the date of this Agreement;

(xiv) any agreement relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $2,000,000;

(xv) any agreement under which any Person has directly or indirectly guaranteed or otherwise agreed to be responsible for indebtedness, liabilities or obligations of any Company Entity in excess of $5,000,000;

(xvi) (A) any agreement that limits the freedom of any Company Entity to compete in any line of business or with any Person or in any area or (B) any agreement relating to the provision by the Company Entities of Investment Advisory Services, or any material agreement not relating to the provision by the Company Entities of Investment Advisory Services, in each case which requires any Company Entity to deal exclusively with any Person;

(xvii) any material Affiliate Arrangement or material contract with any director, officer or employee of any Company Entity, other than any Employee Plan or Foreign Plan;

(xviii) any agreement providing for future payments or acceleration or vesting of payments, in each case in excess of $5,000,000 that are conditioned, in whole or in part, on a change in control of the Company;

(xix) any other agreement of a type that is not covered by the other clauses of this Section 3.11(a) that (A) by its terms does not terminate or is otherwise not cancelable within 90 days without penalty, cost or liability and (B) requires aggregate payments by the Company Entities in excess of $5,000,000 per year for, or aggregating $10,000,000 over the life of, any such agreement;

(xx) any agreement (A) to cap fees or other payments or to waive expenses or (B) to reimburse or assume fees and expenses in excess of $2,000,000 on an annual basis; or

(xxi) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material.

(b) Each agreement, contract, plan, lease, arrangement or commitment required to be disclosed pursuant to this Section is a valid and binding agreement of the applicable Company Entity and, to the knowledge of Seller, of any other party thereto, enforceable in accordance with its terms (except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect generally affecting the enforcement of creditors' rights and remedies and general principles of equity) and is in full force and effect, and no Company Entity or, to the knowledge of Seller, any other party thereto is in default (or with the giving of notice or the passage of time or both, would be in default) or breach in any material respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment.

Section 3.12. *Intercompany Arrangements.* (a) There is no material agreement or arrangement between any Company Entity or Sponsored Fund, on the one hand, and Seller or any of its controlled Affiliates, on the other hand (each an "**Affiliate Arrangement**").

(b) Neither Seller nor any of its Subsidiaries (other than the Company Entities) owns any material property or asset used in the conduct of the business of the Company Entities. To the knowledge of Seller, no director or officer of any Company Entity (i) owns any economic or ownership interest in any material Client or any material supplier, lessor or lessee (other than personal investments that do not represent a controlling interest) or (ii) has received any loans from or otherwise is a debtor of, or made loans or otherwise is a creditor of, any Company Entity or any Fund.

Section 3.13. *Litigation.* There is no action, suit, audit, investigation (including any governmental or regulatory investigation or inquiry) or proceeding pending against, or to the knowledge of Seller, threatened against, Seller, any Company Entity, any Sponsored Fund or any of their respective properties before any arbitrator or any Governmental Authority which would reasonably be expected to prohibit or impair the ability of Seller to consummate the transactions contemplated hereby, result in the granting of material injunctive or equitable relief or material governmental sanctions against any Company Entity or any Sponsored Fund or result in liability of any Company Entity or any Sponsored Fund in excess of $2,000,000 individually or in excess of $20,000,000 in the aggregate.

Section 3.14. *Compliance with Laws and Court Orders; Regulatory Matters.* (a) Each Company Entity, Employee Plan and Foreign Plan is in compliance in all material respects with all Applicable Laws.

(b) Each of the Company Entities holds all material governmental licenses, authorizations, permits, consents, approvals, exemptions and orders ("**Permits**") necessary for the operation of its business. All such material Permits are in full force and effect and have not been suspended, cancelled, modified or revoked. To the knowledge of Seller, each such material Permit can be renewed in the ordinary course of business by the applicable Company Entity. Since January 1, 2004, none of the Company Entities has received any written or, to the knowledge of Seller, oral notification from any Governmental Authority asserting that such Person is not in compliance in any material respect with any of the Applicable Laws that such Governmental Authority enforces or that such Governmental Authority intends to suspend, cancel, materially modify (outside the ordinary course) or revoke any material Permit. Each of the Company Entities has timely filed all material regulatory reports, schedules, forms, registrations and other documents, together with any amendments required under Applicable Law to be made with respect thereto ("**Company Filings**"), that it was required under Applicable Law to file since January 1, 2004 with Governmental Authorities and has paid all material fees and assessments due and payable in connection therewith. The information contained in such Company Filings complied with applicable filing requirements, as to form and content, in all material respects at the time of filing. Each employee of any Company Entity or any Sponsored Fund who is required to be registered or licensed as a registered representative, investment adviser representative, "person associated" with an investment adviser or broker dealer, sales person or a like Person with any Governmental Authority is duly registered as such and such registration is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material.

(c) Each Subsidiary of the Company identified as such in Schedule 3.14(c) is, and at all times required by the Investment Advisers Act during its existence has been, duly registered as an investment adviser under the Investment Advisers Act. Each Subsidiary of the Company that is required to be is, and at all times required by Applicable Law (other than the Investment Advisers Act) has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business required such registration, licensing or qualification, except as would not, individually or in the aggregate, reasonably be expected to be material. No Company Entity not identified in Schedule 3.14(c) is an "investment adviser" required to register as such under the Investment Advisers Act or any other Applicable Law and is subject to any material liability or disability by reason of any failure to be so registered, licensed or qualified.

(d) Each Subsidiary of the Company identified in Schedule 3.14(d) is, and at all times required by Applicable Law has been, duly chartered as a trust company or bank having fiduciary powers necessary for the conduct of its

business; is and at all times required by Applicable Law has satisfied the requirements to be considered a "bank" under the Investment Company Act and the Investment Advisers Act; and is and at all times required by Applicable Law has been well managed and well capitalized as those terms are used in the FDIC's regulations or otherwise in good standing with the bank regulatory authorities.

(e) Each Subsidiary of the Company that is required to be is, and at all times required by Applicable Law has been, duly registered, licensed or qualified as a broker or dealer in each jurisdiction where the conduct of its business required such registration, licensing or qualification, except as would not, individually or in the aggregate, reasonably be expected to be material. No Company Entity not identified in Schedule 3.14(e) is required to be registered, licensed or qualified as a broker or dealer under any Applicable Law and is subject to any material liability or disability by reason of any failure to be so registered, licensed or qualified.

(f) (i) With respect to each Company Entity that serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act with respect to a U.S. Public Fund, (A) such Company Entity is not (taking into account any applicable exemption) ineligible under such Section 9(a) or 9(b) to serve in such capacity and (B) there is no proceeding or investigation pending and served on a Company Entity or, to the knowledge of Seller, pending and not so served, or threatened, by any Governmental Authority, which would result in (1) the ineligibility of such Company Entity to serve in such capacity under such Section 9(a) or 9(b) or (2) the ineligibility under such Section 9(b) of an "affiliated person" (as defined in Section 2(a)(3) of the Investment Company Act) of such Company Entity to serve as an "affiliated person" of such Company Entity.

(ii) With respect to each Company Entity that acts as an investment adviser within the meaning of the Investment Advisers Act, (A) such Company Entity is not (taking into account any applicable exemption) ineligible pursuant to Section 203(e) of the Investment Advisers Act to act as an investment adviser, (B) to the knowledge of Seller, no "person associated" (as defined in Section 202(a)(17) of the Investment Advisers Act) with such Company Entity is (taking into account any applicable exemption) ineligible under Section 203(f) of the Investment Advisers Act to serve as a "person associated" with an investment adviser and (C) there is no proceeding or investigation pending and served on a Company Entity or, to the knowledge of Seller, pending and not so served, or threatened, by any Governmental Authority, which would result in (1) the ineligibility under such Section 203(e) of such Company Entity to act as an investment adviser or (2) the ineligibility under such Section 203(f) of such "person associated" with such Company Entity to serve as a "person associated" with an investment adviser. No Company Entity is required to disclose any information to Clients or

prospective Clients under Rule 206(4)-4 under the Investment Advisers Act.

(iii) With respect to each Company Entity that acts as a broker or dealer within the meaning of the 1934 Act, (A) such Company Entity is not (taking into account any applicable exemption) ineligible pursuant to Section 15(b)(4) of the 1934 Act to act as a broker or dealer, (B) to the knowledge of Seller, no "person associated" (as defined in Section 3(a)(18) of the 1934 Act) with such Company Entity is (taking into account any applicable exemption) ineligible under Section 15(b)(6) of the 1934 Act to serve as a "person associated" with a broker or dealer and (C) there is no proceeding or investigation pending and served on a Company Entity or, to the knowledge of Seller, pending and not so served or threatened by any Governmental Authority, which would result in (1) the ineligibility under such Section 15(b)(4) of such Company Entity to act as a broker or dealer or (2) the ineligibility under such Section 15(b)(6) of such "person associated" with such Company Entity to serve as a "person associated" with a broker or dealer.

(g) Copies of all material inspection reports or similar documents furnished to any Company Entity or Sponsored Fund by any Governmental Authority and any material written responses thereto (in both cases) since January 1, 2001 have been made available to Buyer.

(h) Prior to the date of this Agreement, Seller has made available to Buyer a true and correct copy of each material no-action letter and material exemptive order issued by the SEC to any Company Entity or Sponsored U.S. Public Fund that remains applicable to its business as currently conducted.

(i) The Company Entities and Sponsored Funds are in compliance in all material respects with Applicable Law relating to (i) the use of corporate funds for contributions, payments, gifts or entertainment and (ii) the making of expenditures relating to political activity to government officials or others, and no Company Entity or Sponsored Fund has established or maintained any unlawful or unrecorded funds in a manner contrary to Applicable Law in any material respect. The Company Entities and Sponsored Funds are in compliance in all material respects with Applicable Law relating to anti-money laundering (including regulations of the Office of Foreign Asset Control of the U.S. Department of Treasury).

Section 3.15. *Clients.* (a) Schedule 3.15(a) sets forth a complete and correct list, as of the date of this Agreement, of each Public Fund, each Private Fund and each other Client (other than natural persons and investment vehicles of natural persons that invest through separately managed accounts opened through a broker-dealer or other financial institution). Each Sponsored U.S. Public Fund is, and at all times required under Applicable Law has been, duly registered with the SEC as an investment company under the Investment Company Act. Each

Sponsored Public Fund is, and at all times required under Applicable Law has been, duly registered as a pooled investment vehicle with such Governmental Authorities as are required under Applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material. No Sponsored Private Fund is required to register as an investment company under the Investment Company Act.

(b) Each Sponsored Fund is duly organized, validly existing and, with respect to jurisdictions that recognize the concept of "good standing," in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, trust, company or partnership power and authority to own its properties and to carry on its business conducted as of the date of this Agreement, and is qualified to do business in each jurisdiction where it is required to be so qualified under Applicable Law, except where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material.

(c) The shares or units of each Sponsored Public Fund (i) have been issued and sold by such Sponsored Public Fund in compliance in all material respects with Applicable Law, (ii) are and were qualified in all material respects for public offering and sale by such Sponsored Public Fund in each jurisdiction where offers are made to the extent required under Applicable Law and (iii) have been duly authorized and validly issued in all material respects and are fully paid and non-assessable.

(d) All outstanding shares or interests of each Sponsored Private Fund have been issued and sold by such Sponsored Private Funds in compliance in all material respects with Applicable Law.

(e) Each Sponsored Public Fund has all material permits, licenses, certificates of authority, orders and approvals of, and has made all material filings, applications and registrations with, Governmental Authorities that are required by Applicable Law in order to permit it to carry on its respective business as presently conducted, and such material permits, licenses, certificates of authority, registrations, orders and approvals are in full force and effect.

(f) Each Sponsored Fund is in compliance in all material respects with all Applicable Law. The registration statement of each Sponsored U.S. Public Fund under the Investment Company Act and/or the Securities Act has, at all times when such registration statement was effective since January 1, 2004, complied in all material respects with the requirements of the Investment Company Act and the Securities Act then in effect and neither such registration statement nor any amendments thereto contained, at any time when such registration statement was in use since January 1, 2004, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except in each case as would not, individually or in the aggregate, reasonably be expected to be material. Neither

the private placement memorandum of each Sponsored Private Fund nor any amendments thereto contained, at the time such private placement memorandum or, as applicable, any amendment, was in use since January 1, 2004, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except in each case as would not, individually or in the aggregate, reasonably be expected to be material.

(g) Each Sponsored Fund has filed all material registrations, reports, prospectuses, proxy statements, statements of additional information, financial statements, statements, notices and other material filings required to be filed by it within the past two years with any Governmental Authority, including all material amendments or supplements to any of the above, in each case to the extent related to its business (the "**Fund Filings**"). The Fund Filings complied in all material respects with the requirements of Applicable Law. To the knowledge of Seller, the information contained in the Fund Filings does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make any material statement made therein, in light of the circumstances, not misleading. The financial statements, including, without limitation, the statement of assets and liabilities, the statement of operations and the statement of changes in net assets, and the notes thereto set forth in any such Fund Filings or sent to any investor fairly present, in all material respects, the financial position of each Sponsored Fund as at the dates of such statements and the results of its operations for the periods covered thereby in accordance with GAAP consistently applied (except as noted therein). Since the end of the period covered by any such Fund Filing and except as addressed by another Fund Filing, there has occurred no event or condition which would (i) require any Sponsored Fund to file an additional Fund Filing (other than a Fund Filing of the type required to be filed periodically in the ordinary course) or (ii) require any Sponsored Fund to conduct a meeting of its shareholders (other than a meeting held or to be held in the ordinary course of such Fund), in each case other than with respect to the transactions contemplated by this Agreement.

(h) No Company Entity or any person who is an "affiliated person" (as defined in the Investment Company Act) or, to the knowledge of Seller, an "interested person" (as defined in the Investment Company Act) of any Company Entity, receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from or on behalf of a U.S. Public Fund or (ii) from any U.S. Public Fund or its security holders, except, in any such case, in material compliance with Applicable Law (including Section 17(e) of the Investment Company Act and the regulations thereunder). The respective Company Entities and Sponsored U.S. Public Funds are in material compliance with Applicable Law regulating such compensation arrangements, including disclosure thereof.

(i) As to each U.S. Public Fund, there has been in full force and effect an investment advisory agreement between such Fund and a Company Entity at all times when a Company Entity has acted as an investment adviser to such Fund, except in each case as would not, individually or in the aggregate, reasonably be expected to be material. Each agreement pursuant to which any Company Entity has, since January 1, 2004, received compensation respecting its activities in connection with each U.S. Public Fund was duly approved and has been duly renewed in accordance with the applicable provisions of the Investment Company Act, except in each case as would not, individually or in the aggregate, reasonably be expected to be material. Each Company Entity providing Investment Advisory Services to a U.S. Public Fund under an investment advisory agreement is not in material breach of such agreement. As to each Sponsored U.S. Public Fund that pays fees under Rule 12b-1 under the Investment Company Act, there has been in full force and effect a Rule 12b-1 Plan authorizing such payment at all times since the commencement of payment of such fees, except in each case as would not, individually or in the aggregate, reasonably be expected to be material. Each Rule 12b-1 Plan pursuant to which any Sponsored U.S. Public Fund pays fees was duly approved and has been duly renewed in accordance with the applicable provisions of the Investment Company Act and rules thereunder, except in each case as would not, individually or in the aggregate, reasonably be expected to be material. All 12b-1 fees paid by a Sponsored U.S. Public Fund are in accordance with the applicable Rule 12b-1 Plan, except in each case as would not, individually or in the aggregate, reasonably be expected to be material. The proceeds of all 12b-1 fees paid by a U.S. Public Fund and used by a Company Entity have been used by such Company Entity for a proper purpose in accordance with Applicable Law and the terms of the applicable Rule 12b-1 Plan, except in each case as would not, individually or in the aggregate, reasonably be expected to be material.

(j) There are no material consent judgments or orders of a Governmental Authority or judicial orders on or with regard to any Sponsored Fund currently in effect.

(k) Since January 1, 2004, (i) each Sponsored Fund has been operated in compliance with its respective investment objectives, investment policies and offering document descriptions in all material respects, (ii) any Company Entity that has provided Investment Advisory Services to any Fund that is not a Sponsored Fund has done so in compliance in all material respects with its respective investment objectives, investment policies and offering document descriptions from time to time provided to the Company Entities by the sponsor of such Fund, and (iii) any Company Entity that has provided Investment Advisory Services to any Client that is not a Fund has done so in compliance in all material respects with such Client's Investment Advisory Agreement with the Company Entities.

(l) (i) (A) All material federal, state, foreign and other material Tax returns, dividend reporting forms and other Tax-related reports of the Sponsored

Funds required by Applicable Law to have been filed by the Closing Date shall have been filed in a timely manner and are or will be correct in all material respects, (B) all material Taxes shown as due or required to be shown as due on such returns, forms and reports, or any other Taxes due, and any interest and/or penalties, shall have been paid or provision shall have been made for the payment thereof, (C) none of the Sponsored Funds is under audit and no assessment for Taxes or other amounts has been proposed or asserted with respect to any of the Sponsored Funds, and (D) provision has been or will be made for any material Taxes, or interest or penalties, for which returns and/or payments are not due on or before the Closing Date.

(ii) To the knowledge of Seller, each Sponsored U.S. Public Fund has elected to be treated as a "regulated investment company" under Subchapter M of Chapter 1 of Subtitle A of the Code ("**Subchapter M**"), and each Sponsored U.S. Public Fund has qualified for all taxable years as a "regulated investment company" under the Code and has complied with all applicable provisions of law necessary to preserve and retain such Sponsored U.S. Public Fund's election and status as a regulated investment company.

(iii) Each Sponsored U.S. Public Fund has been (or will be) eligible to compute and has computed (or will compute) its federal income tax under Section 852 of the Code, and will have distributed (or will distribute pursuant to the provisions of Section 855 of the Code) substantially all of (A) its investment company taxable income (computed without regard to any deduction for dividends paid), (B) any net capital gain (after reduction for any capital loss carryover) and (C) the excess of (1) its investment income excludible from gross income under Section 103 of the Code over (2) its deductions disallowed under Sections 265 and 171 of the Code (net tax-exempt income), for all taxable years of the Sponsored U.S. Public Funds ending prior to or on the Closing Date.

(iv) Each Sponsored U.S. Public Fund that is a tax-exempt municipal bond Sponsored U.S. Public Fund has satisfied the requirements of Section 852(b)(5) of the Code and is qualified to pay exempt interest dividends as defined therein.

(v) Each Sponsored U.S. Public Fund has properly complied with the designation requirements with respect to the character of dividends paid to shareholders under Sections 852, 854 and 855 of the Code.

(vi) Each Sponsored U.S. Public Fund that has made any election with respect to foreign taxes under Section 853 of the Code has properly complied with the requirements for making such election and proper designation of such Taxes.

(vii) Each Sponsored U.S. Public Fund that is an underlying investment for any variable annuity contract and/or variable life insurance contract has satisfied and will continue to satisfy through the Closing Date, the diversification and other requirements of Section 817(h) of the Code and the Treasury Regulations thereunder.

(viii) Each Sponsored U.S. Public Fund has complied, in all material respects, with (A) any and all United States and or state Tax reporting and information return obligations; (B) the collection and maintenance of Forms W-9 and/or Forms W-8, as applicable, and (C) obligations with respect to backup withholding on payments to shareholders and/or withholding on payments to non-resident aliens and other foreign shareholders as required under the Code.

(m) Each Company Entity has complied in all material respects with (A) all applicable Tax and ERISA reporting requirements with respect to all Clients for which it provides services, including but not limited to, qualified retirement plans, college savings plans, and individual retirement arrangements, (B) the collection and maintenance of all applicable withholding forms relating to such Clients and (C) all withholding obligations required under the Code with respect to payments to such Clients.

Section 3.16. *Variable Product Parties.* (a) Schedule 3.16(a) sets forth a complete and correct list, as of the date of this Agreement, of each Variable Product Party with which a Company Entity has any participation arrangement or agreement.

(b) Schedule 3.16(b) sets forth a complete and correct list, as of the date of this Agreement, of all variable products for which the Putnam Variable Trust is the sole underlying fund investment option, together with the amount of assets of the Putnam Variable Trust outstanding under each such product as of the Base Date.

Section 3.17. *Properties.* The Company Entities do not own any real property. The applicable Company Entity has (and immediately after the consummation of the transactions contemplated hereby, will have) good and valid title to, or in the case of leased property and assets has (and immediately after the consummation of the transactions contemplated hereby, will have) good and valid leasehold interests in, or otherwise has (and immediately after the consummation of the transactions contemplated hereby, will have) full and sufficient and legally enforceable rights to use all properties and assets (whether real, personal, tangible or intangible) used or held for use in connection with, necessary for the conduct of, or otherwise material to, the business of the Company Entities except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement or where the failure to have such good and valid title, valid leasehold interests or other rights would not, individually or in the aggregate, reasonably be expected to be material. None of such property or assets

is subject to any Lien, other than Permitted Liens. Each Company Entity has maintained all tangible property or assets in good repair, working order and operating condition subject only to ordinary wear and tear.

Section 3.18. *Tax Representations.* (a) (i) All Tax returns, statements, reports and forms (collectively, the "**Company Returns**") that are material and required to be filed with any Taxing Authority on or before the Closing Date with respect to any Pre-Closing Tax Period by, or with respect to, any Company Entity have been, or will be, timely filed on or before the Closing Date; (ii) the Company Entities have timely paid all Taxes shown as due and payable on the Company Returns that have been filed; (iii) the Company Returns that have been filed are true, correct and complete in all material respects; (iv) the charges, accruals and reserves for Taxes with respect to the Company Entities reflected on the books of the Company Entities are adequate to cover material Tax liabilities accruing through the end of the last period for which the Company Entities ordinarily record items on their respective books; and (v) there is no action, suit, proceeding, investigation, audit or claim now proposed or pending against or with respect to any Company Entity in respect of any material Tax.

(b) None of the Company Entities has waived any statute of limitations applicable to any Tax return, which period (after giving effect to such extension or waiver) has not yet expired. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any assets of any Company Entity. Each Company Entity has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. Seller has delivered or made available to Buyer correct and complete copies of all Federal, state and foreign income Tax returns (prepared on a pro forma basis in the case of consolidated, combined or unitary Tax returns) filed by the Company Entities with respect to taxable periods beginning after December 31, 2002 and copies of all examination reports received with respect to any Company Entity with respect to any taxable period beginning after December 31, 2002. No claim has ever been made by a Governmental Authority in a jurisdiction where a Company Entity does not file Tax returns that such Company Entity is or may be subject to taxation in that jurisdiction. None of the Company Entities will be required to include any material item of income in, or exclude an item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) closing agreement or similar agreement with respect to Taxes executed prior to the Closing; (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.

(c) From January 1, 2007 to the date hereof, (i) the Company has not received dividends or other income distributions from Putnam, LLC or any other Company Entity and Putnam, LLC has not redeemed, acquired or cancelled any of the limited liability company interests in it held by the Company, and (ii) the

Company has not directly received any interest, rent, royalties or management fees. This representation and warranty will not survive the Closing if a Finance Comfort Letter or CRA Tax Ruling is obtained prior to the Closing Date.

(d) As of the date hereof, Seller is a resident of the United States for the purposes of the Canada-United States Income Tax Convention (1980), as amended, and, as such, is entitled under current law to all the benefits provided therein for a resident of the United States.

Section 3.19. *Intellectual Property.* (a) Schedule 3.19(a) sets forth a complete and correct list of (i) all registrations and applications for registration included in the Company Intellectual Property Rights, specifying, as to each such item, as applicable, the jurisdiction and number of each such application and/or registration and (ii) all material software applications included in the Company Intellectual Property Rights. Schedule 3.19(a)(iii) sets forth a list of certain material unregistered trademarks used in the conduct of the business of the Company Entities as currently conducted. Notwithstanding the foregoing, for the avoidance of doubt, Seller makes no representations whatsoever as to the completeness of Schedule 3.19(a)(iii).

(b) Schedule 3.19(b) sets forth a complete and correct list of all material agreements under which a Company Entity (i) uses or has the right to use any Intellectual Property Rights owned by a third party (other than agreements for commercially-available software that are subject to "shrink wrap" or other similar user licenses) or (ii) has licensed or sublicensed to others the right to use any Company Intellectual Property Rights (other than (x) non-exclusive end user licenses granted to the Company's customers in the normal course of business, (y) non-exclusive limited use trademark licenses granted to the Company Entities' clients, distributors or strategic partners in the ordinary course of business, or (z) any non-disclosure agreements entered into in the normal course of business).

(c) The Company Entities have exclusive right, title and interest in and to all Company Intellectual Property Rights free and clear of any Lien. To the knowledge of Seller, the Company Intellectual Property Rights and the Licensed Intellectual Property Rights together constitute all the Intellectual Property Rights necessary to or otherwise used in the conduct of the business of the Company Entities as currently conducted. The registrations of all material Company Intellectual Property Rights set forth on Schedule 3.19(a) are held and/or recorded in the applicable Company Entity's name, are validly registered, legally enforceable and in full force, and are not subject to any cancellation or reexamination proceeding. Each agreement set forth on Schedule 3.19(b) is a valid and binding agreement of the applicable Company Entity and, to the knowledge of Seller, of any other party thereto, enforceable in accordance with its terms, and no Company Entity or, to the knowledge of Seller, any other party thereto is in default or breach in any respect under the terms of any such agreement, except for any such defaults or breaches which would not, individually or in the aggregate, reasonably be expected to be material.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material, the conduct of the business of the Company Entities as currently conducted does not infringe upon, misappropriate, violate or conflict in any material way with the Intellectual Property Rights of any other third party Person (other than with respect to Patent rights). To the knowledge of Seller, the conduct of the business of the Company Entities as currently conducted does not infringe upon, misappropriate, violate or conflict in any material way with the Patent rights of any other third party Person. Since January 1, 2004: (i) the Company Entities have not received any notice alleging that any Company Intellectual Property Rights are invalid or unenforceable or challenging the Company Entities' ownership of the Company Intellectual Property Rights or asserting that the Company Entities are infringing or misappropriating the Intellectual Property Rights of any third party Person; and (ii) there is and has been no action, suit or proceeding pending, or, to the knowledge of Seller, threatened, against any Company Entity (A) challenging or seeking to deny or restrict the rights of any Company Entity in any Company Intellectual Property Right or Licensed Intellectual Property Right, or (B) alleging that any Company Entity has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party. No Company Intellectual Property Right is subject to any material outstanding judgment, injunction, order, decree or agreement restricting the use thereof by any Company Entity or restricting the licensing thereof by any Company Entity to any Person; *provided* that the foregoing representation shall be limited to the knowledge of Seller as relates to any judgment, injunction, order, decree or agreement, as applicable, to which a Company Entity is not a party.

(e) To the knowledge of Seller, no third party is infringing or otherwise violating any Company Intellectual Property Rights in a manner that would materially adversely affect such Company Intellectual Property Rights, and, since January 1, 2004, no Company Entity has sent any notice to or asserted or threatened any action or claim against any Person involving or relating to any alleged material violation of any Company Intellectual Property Rights. The Company Entities have taken all reasonable and appropriate steps in accordance with normal industry practice (i) to protect and maintain all material Intellectual Property Rights used or held for use by the Company Entities in the conduct of the business of the Company Entities as currently conducted and (ii) to preserve the confidentiality of any Company Intellectual Property, the value of which is dependent upon maintaining the confidential nature thereof.

(f) The Company Entities have in place and practice a policy by which any Company Intellectual Property Rights developed in whole or in part by any employee of the Company Entities in the course of his or her employment are owned by the Company Entities. The Company Entities take commercially reasonable steps, in accordance with normal industry practice, to have each outside consultant, who is or has been involved in the development of any Company Intellectual Property Rights, enter into an appropriate agreement

assigning or granting the right to use to a Company Entity all rights to any Intellectual Property Rights developed on behalf of such Company Entity by such outside consultant in the course of his or her employment.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material, the Company Entities' practices regarding the collection, dissemination and use of personal customer information in connection with the business or operations of the business or assets are and have been in accordance in all material respects with any applicable contractual agreements with customers or applicable privacy policies published by the Company Entities or otherwise communicated by, and in a manner binding upon, the Company Entities to their respective customers.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material, no material Company Intellectual Property Rights developed by or on behalf of the Company Entities, and, to the knowledge of Seller, no material Company Intellectual Property Rights acquired from third parties, were developed in whole or in part (i) pursuant to, or in connection with, the development of any professional, technical or industry standard, (ii) under contract with any government authority, (iii) using any government funding, or funding of a university, college or other educational institution or research center or (iv) to the knowledge of Seller, incorporating any software, software development toolkits, databases, libraries, scripts, or other, similar modules of software that are subject to "open source" or similar license terms, including but not limited to the GNU General Public License and the GNU Limited General Public License and that would subject the Company Entities to any obligation, in favor of any third party, for the Company Entities to disclose or distribute any such Company Intellectual Property Rights in source code form, to license any such Company Intellectual Property Rights for the purpose of making derivative works, or to distribute any such Company Intellectual Property Rights without charge.

Section 3.20. *Insurance Coverage.* Seller has made available to Buyer a list of all material insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company Entities, each of which is listed on Schedule 3.20 and which is effective as of the date of this Agreement. Such insurance policies are in full force and effect and such policies (or replacement policies of substantially the same character and coverage) will continue in force to the Closing Date. As of the date of this Agreement, there are no outstanding written notices of cancellation of any material insurance policy maintained in favor of a Company Entity (excluding, for the avoidance of doubt, statutory notices of expiration and other such notices given in accordance with Applicable Law). As of the date of this Agreement, there are no material claims by the Company Entities pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 3.21. *Employee Benefit Plans.* (a) Schedule 3.21(a) contains a list of all material Employee Plans. The Company has made available to Buyer copies of each material Employee Plan (and, if applicable, related trust or funding agreements or insurance policies), and all amendments thereto and written interpretations thereof have been furnished to Buyer together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, prepared in connection with any such plan or trust.

(b) None of the Company, any ERISA Affiliate and any predecessor thereof sponsors, maintains, contributes to, or has in the past six years sponsored, maintained, contributed to or incurred any liability to any (i) employee benefit plan subject to Title IV of ERISA or Part 3, Subtitle B of Title I of ERISA, (ii) multiemployer plan, as defined in Section 3(37) of ERISA, (iii) funded welfare benefit plan within the meaning of Section 419 of the Code, or (iv) any Employee Plan that is now or at any time has been a plan or arrangement that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and neither Seller nor the Company is aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Buyer copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan, except as would not be material. No events have occurred with respect to any Employee Plan that could result in payment or assessment by or against any Company Entity of any material charges or taxes including excise taxes under Sections 4972, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code, if applicable, except as would not be material.

(d) No Employee Plan provides death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by Applicable Law or (ii) death or retirement benefits under an Employee Plan qualified under Section 401(a) of the Code. Neither any Company Entity nor any ERISA Affiliate has made a written or oral representation to any current or former employee promising or guaranteeing any employer paid continuation of medical, dental, life or disability coverage for any period of time beyond retirement or termination of employment.

(e) No Employee Plan exists that, as a result of the transactions contemplated by this Agreement (whether alone or in connection with other events), would result in the payment, individually or in the aggregate of a material nature, to any current or former employee, director or independent contractor of

any Company Entity of any money or other property or could result in the acceleration or provision of any other rights or benefits, individually or in the aggregate of a material nature, to any current or former employee, director or independent contractor of any Company Entity.

(f) Since the Balance Sheet Date, no Company Entity has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Company Entity, (ii) a "mass layoff" (as defined in the WARN Act) or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law which would be material.

(g) Each Company Entity and each ERISA Affiliate has complied in all material respects with the notice and continuation coverage requirements of section 4980B of the Code and the regulations thereunder with respect to each Employee Plan that is a group health plan within the meaning of section 5000(b)(1) of the Code. Each Employee Plan is in compliance in all material respects with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 ("**HIPAA**") and the regulations issued thereunder.

(h) Except as set forth on Schedule 3.13, with respect to each Employee Plan, except as would not be material (i) there are no pending audits or investigations by any Governmental Authority, no termination proceedings, and no pending or, to the knowledge of Seller, any Company Entity or any ERISA Affiliate, (A) threatened claims (except for individual claims for benefits payable in the normal operation of the Employee Plans), suits or proceedings asserting any rights or claims to benefits under any Employee Plan or (B) any facts which would reasonably be expected to give rise to any liability in the event of any such audit, investigation, claim, suit or proceeding, and (ii) all reports, returns and similar documents required to be filed with any government agency or distributed to any Employee Plan participant have been duly and timely filed or distributed.

(i) Neither the Employee Plans, any trusts created thereunder, any Company Entity or any ERISA Affiliate, nor any employee of the foregoing, nor, to the knowledge of any Company Entity or any ERISA Affiliate, any trustee, administrator or other fiduciary thereof, has engaged in a "prohibited transaction" (as such term is defined in section 4975 of the Code or section 406 of ERISA) or any other activity that could subject any thereof to any material Tax or penalty (including the Taxes or penalties on prohibited transactions imposed by section 4975 of the Code) or any material sanctions imposed under Title I of ERISA.

(j) No payment which is or may be made in connection with the transactions contemplated by this Agreement by, from or with respect to any Employee Plan, to any employee, former employee, director or agent of any Company Entity or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence, (i) will or could properly be characterized as

an "excess parachute payment" under section 280G of the Code (or any corresponding provision of any Applicable Law) and (ii) will not be fully deductible as a result of section 162(m) of the Code (or any corresponding provision of any Applicable Law).

(k) No awards (and no agreement or promise by a Company Entity to make awards) under any Employee Plan that provides for the granting of equity, equity-based rights, equity derivatives or options to purchase equity ("**Equity Plans**") have been granted with an effective grant date that is other than the date on which the committee or other administrator of such Equity Plans having authority thereunder to make such awards, (i) has taken all necessary corporate action to complete such awards (unless such committee or other administrator has specified a future grant date on the date it so acts and such action has been (or will be) completed prior to such future grant date), and (ii) has timely communicated all of the terms of the awards to the recipients in accordance with the Company Entities' customary human resource practices and applicable accounting standards. In addition, no awards made under the Equity Plans have been (or will be) altered in any manner that would result in or have the effect of failing to comply with the foregoing sentence.

(l) Except where it would not be material, each Company Entity has properly classified for all purposes (including for all Tax purposes and for purposes of determining eligibility to participate in any Employee Plan) all employees, leased employees, consultants and independent contractors, and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons to the Company Entities.

(m) (i) All liabilities of each Employee Plan for any period before the Closing Date are either funded or are properly accrued and reflected on the financial statements of Seller and (ii) all contributions to each Employee Plan, for any period before the Closing Date that have not yet been, but will be required to be, made are properly accrued and reflected on the financial statements of Seller.

(n) Schedule 3.21(n) sets forth a list of all material Foreign Plans and (i) the Company Entities and each of the Foreign Plans are in compliance in all material respects with the provisions of the Applicable Laws of each jurisdiction in which any of the Foreign Plans are maintained and have obtained from the government or governments having jurisdiction with respect to such plan any required or available determinations that such plans are in compliance with the Applicable Laws and regulations of any government, (ii) each Foreign Plan has been administered at all times, in all material respects, in accordance with its terms, in each case, except as would not be material, and (iii) the assets or book reserves of each Foreign Plan that provides retirement, medical or life insurance benefits following retirement are at least equal to the liabilities of any such Foreign Plan.

(o) Except as set forth on Schedule 3.13 and except as would not be material, with respect to each Foreign Plan, there are no pending audits or investigations by any Governmental Authority and no pending or, to the knowledge of Seller, any Company Entity or any ERISA Affiliate, (i) threatened claims (except for individual claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings asserting any rights or claims to benefits under any Foreign Plan, or (ii) any facts which could reasonably be expected to give rise to any liability in the event of any such audit, investigation, claim, suit or proceeding.

(p) Except as would not be material, all contributions to, and payments from, each Foreign Plan (other than payments to be made from a trust, insurance contract or other funding medium) which may have been required to be made in accordance with the terms of any such Foreign Plan or the Applicable Law of the jurisdiction in which such Foreign Plan is maintained, have been timely made. Except as would not be material, all such contributions to the Foreign Plans, and all payments under the Foreign Plans, for any period before the Closing Date that have not yet been, but will be required to be, made are properly accrued and reflected on the financial statements of the employer maintaining such plan.

Section 3.22. *Environmental Matters.* Except as to matters which would not, individually or in the aggregate, reasonably be expected to be material:

(a) (i) no written notice, order, request for information, complaint or penalty has been received by any Company Entity and (ii) there are no judicial, administrative or other actions, suits or proceedings pending or threatened, in the case of each of (i) and (ii), which allege a violation of any Environmental Law or liability under Environmental Law and relate to the Company Entities;

(b) each Company Entity has all environmental permits necessary for its operations to comply with all applicable Environmental Laws and is in compliance with the terms of such permits and with all applicable Environmental Laws;

(c) there has been no release or threatened release of any hazardous or toxic material substance or waste, pollutant or contaminant (i) by any Company Entity or (ii) in any property owned or leased by any Company Entity in violation of Environmental Laws or which requires remediation under applicable Environmental Laws; and

(d) there has been no written environmental audit conducted within the past five years in the possession or control of Seller or any Company Entity of any property owned or leased by any Company Entity on or prior to the date of this Agreement which has not been delivered to Buyer prior to the date of this Agreement.

Section 3.23. *Finders' Fees.* Except for Goldman, Sachs & Co. and Merrill Lynch & Co. whose fees and expenses will be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Company Entities who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.24. *Assets Under Management.* The Base Assets Under Management and the Aggregate Base Revenue Run-Rate, in each case as of the Base Date, are as set forth on Schedule A.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer Disclosure Schedules, Buyer represents and warrants to Seller that:

Section 4.01. *Corporate Existence and Power.* Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02. *Authorization.* The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement are within the corporate or other organizational powers of Buyer and have been duly authorized by all necessary corporate, stockholder or other organizational action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect generally affecting the enforcement of creditors' rights and remedies and general principles of equity.

Section 4.03. *Governmental Authorization.* The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement require no material action or approval by or in respect of, or material filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and applicable foreign anti-trust, competition law and similar clearances and (ii) any such action, approval or filing as to which the failure to make or obtain would not reasonably be expected to prevent, enjoin or materially impair Buyer's ability to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement.

Section 4.04. *Noncontravention.* The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate the certificate of incorporation or bylaws of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer, except, in the case of clauses (ii) through (iv), for any of the foregoing as would not prevent or materially impair Buyer's ability to consummate the transactions contemplated hereby or Buyer's performance of its obligations hereunder.

Section 4.05. *Financing.* Buyer has, and will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment at Closing of the Aggregate Purchase Price and any other amounts to be paid by it hereunder.

Section 4.06. *Purchase for Investment.* Buyer is purchasing the Class A Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Class A Shares and is capable of bearing the economic risks of such investment.

Section 4.07. *Litigation.* There is no action, suit, investigation (including any governmental or regulatory investigation or inquiry) or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer, its Affiliates or any of their respective properties by or before any arbitrator or any Governmental Authority which in any manner challenges or seeks to, or would otherwise reasonably be expected to prevent, enjoin or materially impair Buyer's ability to consummate the transactions contemplated by this Agreement or Buyer's performance of its obligations under this Agreement.

Section 4.08. *Finders' Fees.* Except for Morgan Stanley whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.09. *Inspections; No Other Representations.* Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer agrees to accept the Company Entities in

the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future assets under management, future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Entities or the future business and operations of the Company Entities or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to any Company Entity or their respective businesses or operations, except as expressly set forth in this Agreement.

ARTICLE 5
COVENANTS OF SELLER

Seller agrees that:

Section 5.01. *Conduct of the Company.* From the date of this Agreement until the Closing Date, Seller shall cause the Company Entities to conduct their businesses in the ordinary course consistent with past practice and to use their reasonable best efforts to (i) preserve intact their business organizations, (ii) maintain satisfactory relationships with their clients, customers, landlords, suppliers and others with whom they do business and (iii) keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date of this Agreement until the Closing Date, except as disclosed on Schedule 5.01 or as required by Applicable Law or Governmental Authority, Seller will not, without the prior written consent of Buyer not to be unreasonably withheld, permit any Company Entity:

(a) adopt or propose any change in its certificate of incorporation or bylaws (or other similar organizational documents);

(b) split, combine or reclassify any shares of capital stock of any Company Entity or declare, set aside or pay any dividend or other distribution with respect to, or issue, repurchase, redeem or acquire, any Company Securities or Subsidiary Securities, other than (i) the declaration or payment of any dividend or other distribution by a Company Entity to another Company Entity, (ii) the declaration or payment of any cash dividend by the Company in the ordinary course consistent with past practices, (iii) the issuance of any Class B Shares upon the exercise of Company Options that are outstanding on the date of this Agreement, (iv) the repurchase or redemption of Class B Shares and Company Options pursuant to the terms of the Equity Partnership Plan, or (v) the issuance

of Class B Shares and Company Options in connection with the Company's annual compensation awards consistent with past practice;

(c) merge or consolidate with any other Person or acquire an amount of assets from any other Person in a single transaction or series of related transactions having a value in excess of $20,000,000 except pursuant to existing contracts or commitments;

(d) sell, lease, license, assign or otherwise dispose of any assets or property to any other Person in a single transaction or series of related transactions having a value in excess of $10,000,000 except pursuant to existing contracts or commitments;

(e) sell, lease, license, assign or otherwise dispose of any Intellectual Property Rights owned by any Company Entity in a single transaction or a series of related transactions having a value in excess of $5,000,000;

(f) create, incur, assume, guarantee or otherwise be liable with respect to any indebtedness for borrowed money in excess of $20,000,000 in any single transaction or series of related transactions;

(g) enter into any contract, agreement, transaction or understanding requiring payment from a Company Entity in excess of $5,000,000 individually which is not terminable within 90 days without penalty;

(h) make any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments made in the ordinary course of business;

(i) except as required by an existing Employee Plan or agreement, (i) make or agree to make any material increase in compensation or benefits payable in the aggregate to officers and investment professionals of the Company Entities, (ii) grant or agree to grant any material severance or termination pay or enter into any agreement to make or grant any material severance or termination pay or pay any material bonus to any officer or investment professional of a Company Entity, (iii) grant or agree to grant or accelerate the time of vesting or payment of any awards under an Employee Plan or (iv) establish, adopt, amend, modify or terminate any Employee Plan, in each case of clauses (i) through (iv) other than in the ordinary course of business consistent with past practice;

(j) settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against any Company Entity that (i) involves non-monetary relief that would restrict the operations of the Company Entities after the Closing in any material manner or (ii) requires the Company Entities to pay amounts after the Closing in excess of $20,000,000;

(k) make any material changes in any method of accounting or accounting principles or practice, except for any such change required by reason of a change in GAAP;

(l) other than in the ordinary course of business consistent with past practice, make, change or reverse any material Tax election, settle or compromise any material Tax liability of any Company Entity or Sponsored Fund or enter into any closing agreement with respect to any material Tax; or

(m) agree or commit to do any of the foregoing.

Section 5.02. *Access to Information and Cooperation.* (a) From the date of this Agreement until the Closing Date, Seller will (i) give, and will cause the Company Entities to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company Entities and to the books and records of Seller relating to the Company Entities, (ii) furnish, and will cause the Company Entities to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company Entities as such Persons may reasonably request and (iii) instruct the employees of the Company Entities to cooperate with Buyer in its investigation of the Company Entities. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the Company Entities. Notwithstanding the foregoing, (A) Buyer shall not have access to personnel records of the Company Entities relating to individual performance or evaluation records, medical histories or other information which in Seller's good faith opinion could subject Seller or any Company Entity to risk of liability and (B) neither Seller nor any Company Entity shall be obligated to provide access to, or to disclose, any information to Buyer if the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of Seller or any Company Entity, violate any Applicable Law or contractual confidentiality obligations. All requests for information made pursuant to this Section 5.02 shall be directed to an executive officer of Seller or such Person as may be designated by Seller's executive officers.

(b) Seller shall, and shall cause its controlled Affiliates to, on and after the Closing Date, use reasonable best efforts to afford to Buyer and its Affiliates and their respective counsel, financial advisors, auditors and other designated representatives (subject to confidentiality commitments to Seller and its Affiliates) reasonable access to their books and records to the extent necessary (i) to permit Buyer to determine any matter relating to its rights and obligations hereunder or (ii) in connection with any insurance claim, or legal, administrative or other proceeding by any Governmental Authority, arising out of any Company Entity's business and operations in which Buyer or any of its Affiliates may from time to time be involved (but in each case only to the extent such books and records are required to be retained under Applicable Law) (other than with respect

to disputes between Buyer, on the one hand, and Seller, on the other hand); *provided* (i) that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Seller or its Affiliates and (ii) neither Seller nor any of its controlled Affiliates shall be obligated to provide access to, or to disclose, any information to Buyer if Seller or such Affiliate reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of Seller or such Affiliate or violate any Applicable Law or contractual confidentiality obligations.

Section 5.03. *Notices of Certain Events.* Seller shall promptly notify Buyer of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened, relating to Seller or any Company Entity that, if pending or threatened on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 3.13, 3.14, 3.18, 3.19(c), 3.19(d), 3.19(e), 3.21 and 3.22, as the case may be, or that would reasonably be expected to prohibit or impair the ability of Seller to consummate the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the condition set forth in Section 10.02(b) not to be satisfied; and

(e) any failure of Seller to comply in any material respect with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided that the delivery of any notice pursuant to this Section 5.03 shall not limit or otherwise affect the remedies available hereunder to Buyer.

Section 5.04. *Non-Compete; Non-Solicitation.* (a) As a separate and independent covenant, Seller agrees that, without the consent of Buyer:

(i) for a period of three years after the Closing Date, it shall not, and it shall cause its controlled Affiliates not to:

(A) directly or indirectly acquire 20% or more of the equity securities in, or acquire (whether by ownership of voting securities, contract or otherwise) the power to elect a majority of

the board of directors or other persons performing similar functions of, a Competing Business; *provided* that nothing herein shall prohibit the direct or indirect acquisition by Seller or any of its controlled Affiliates of any interest (whether by ownership of voting securities, contract or otherwise) in a Person having not more than 20% of its revenues (based on its most recent annual financial statements) attributable to a Competing Business; *provided, further*, that in the event of an acquisition contemplated by the immediately preceding proviso during the three year period from the Closing Date, (i) Seller shall, within two years of such acquisition, enter into a definitive agreement to divest such Competing Business (or portion thereof such that it no longer constitutes a Competing Business), it being understood that if any such definitive agreement is thereafter terminated prior to consummation of the divestiture, Seller shall effect such divestiture as promptly as reasonably practicable, and (ii) the duration of the non-solicitation covenant set forth in clause (B) below shall be extended so that it remains in effect for at least one year following such acquisition; or

(B) solicit any Person who is, as of the Closing Date, employed by any Company Entity to leave the employment of such Company Entity; *provided* that the use of (1) general, non-targeted employment advertising or (2) an independent search firm that contacts any such Person without direction or advice by Seller or its controlled Affiliates, shall be deemed to be not in violation of this Section; and

(ii) for a period of five years after the Closing Date, it shall cause Mercer Global Investments, and any other multi-manager asset management business controlled by Seller, not to solicit any Specified MHRS DC Client (who remains a client of Mercer HR Services at the time of solicitation and was not a client of Mercer Global Investments as of the Closing Date) for the purpose of becoming a client of Mercer Global Investments' (or any such other business') defined contribution plan business; *provided* that, for the avoidance of doubt, the foregoing is intended to prohibit such solicitation only, and shall not otherwise be construed as precluding Mercer Global Investments from providing Investment Advisory Services to any such clients or from having its mutual funds included within such clients' plan platforms.

"**Competing Business**" means an asset management business which has in excess of $20 billion of assets under management invested in publicly traded securities through any combination of the following investment advisory products: (i) retail mutual funds, (ii) institutional separate accounts and (iii) institutional collective funds maintained by a bank or a trust company. For the avoidance of doubt, a multi-manager or a fund-of-funds business shall not

constitute a Competing Business, and any assets under management through multi-manager or fund-of-funds products shall be disregarded in determining whether an asset management business constitutes a Competing Business.

"**Specified MHRS DC Client**" means an institutional defined contribution plan client, a Midmarket Client (as such term is defined in the DC Plan Services Agreement) or a Taft-Hartley Client (as such term is defined in the DC Plan Services Agreement) of Mercer HR Services which (i) includes Company mutual funds on the list of mutual funds that are made available for investment by its plan participants and (ii) was a client of Mercer HR Services as of the Closing Date.

(b) Seller acknowledges that a breach or threatened breach of its obligations under this Section 5.04 would cause Buyer and its Affiliates irreparable injury and that monetary damages would be an inadequate remedy; therefore Buyer shall have the right to an injunction or other equitable relief in any court of competent jurisdiction enjoining such breach or threatened breach. The existence and exercise of this right shall not preclude any other rights and remedies Buyer may have at law, in equity or otherwise.

Section 5.05. *Directors and Officers; Other Relationships.* At the Closing, Seller shall cause to be delivered to Buyer duly signed resignations and terminations, as appropriate, effective immediately after the Closing, of (i) unless otherwise requested by Buyer, any directors or officers of the Company Entities who are directors or officers of Seller or its controlled Affiliates or (ii) any other controlled Affiliates of Seller who serve as a general partner, or in a similar capacity for any Company Entity.

Section 5.06. *Arrangements with respect to Transitional Services and Shared Facility.* Buyer and Seller shall negotiate in good faith definitive agreements to be entered into between the Company and Seller (or appropriate Affiliates thereof), effective as of the Closing, with respect to (i) transitional services substantially on the terms set forth on the term sheet attached as Exhibit B hereto and (ii) the lease assignment and sublease with respect to the leased premises described in Exhibit C hereto, substantially on the terms set forth in the term sheet attached as Exhibit C hereto, and in each case containing such other terms as Buyer and Seller may mutually agree.

Section 5.07. *Certain Assets.* (a) At or around Closing, Seller shall make a written statement to (i) the ERISA investment fiduciary for The Marsh & McLennan Companies Retirement Plan, The Marsh & McLennan Companies Stock Investment Plan and The Mercer HR Services Retirement Plan and (ii) the plan trustees of the three U.K. tax-qualified defined benefit retirement plans maintained by Seller for the benefit of its eligible employees employed in the U.K., regarding the positive aspects of the transactions contemplated by this Agreement with respect to the Company Entities and the Company mutual funds that are available for investment through such plans, and shall recommend to such ERISA investment fiduciary and plan trustees that they view such transactions

positively with respect to the Company Entities and such Company mutual funds. Seller shall provide Buyer with a reasonable opportunity to review and comment on such statement and recommendation. In addition, during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, Seller shall not take any position, in its dealings, as the corporate sponsor of such plans, with such ERISA investment fiduciary and plan trustees with respect to the availability of the Company mutual funds for investment through such plans or whether the plan assets that are managed by the Company in such plans as of the Closing Date should continue to be managed by the Company; *provided* that, for the avoidance of doubt, Buyer understands and agrees that Mercer Investment Consulting provides investment advice to the ERISA investment fiduciary and plan trustees in the ordinary course and will not be bound in any way by this provision when providing such advice. Buyer understands that Seller is not authorized to bind any ERISA investment fiduciaries, the UK trustees or such fiduciaries' or trustees' delegates, and in particular that such persons are obligated to carry out their duties consistent with the requirements of ERISA, the Code and Applicable Law.

(b) Seller agrees that for the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, it shall continue to make money market mutual funds managed by the Company available for the investment of Seller's corporate excess cash in connection with Seller's cash management activities in the ordinary course consistent with past practices.

(c) Without limiting the obligations of Buyer and Seller under Section 7.06, Buyer and Seller shall negotiate in good faith, with a view to entering into prior to Closing, modifications to certain provisions of the Defined Contribution Plan Services Standards Marketing and Agency Services Agreement dated December 31, 2004 among Putnam Fiduciary Trust Company, Putnam Retail Management Limited Partnership, Mercer Trust Company and Mercer HR Outsourcing, LLC (the "**DC Plan Services Agreement**") relating to administrative matters (*e.g.*, with respect to time periods for notices and termination, service level details, access provisions, maintenance of records), to incorporate commercially standard and customary terms for such type of agreements entered into by unaffiliated third parties; *provided* that no such modification shall modify the material commercial terms of the DC Plan Services Agreement (including the fees payable to Mercer HR Services by the Company Entities thereunder as set forth on Exhibit E thereto, and other economic terms). In addition, Buyer and Seller shall negotiate in good faith further modifications to the DC Plan Services Agreement with a view to establishing a mutually satisfactory long-term and sustainable relationship between Mercer HR Services and the Company with respect to the matters covered by the DC Plan Services Agreement (it being understood that the parties shall be under no obligation to agree to any such modifications).

(d) For the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, Seller shall cause Mercer Investment Consulting

not to initiate a program of systematic solicitation of the Specified MHRS DC Clients (who remain clients of Mercer HR Services at the time of solicitation and who were not clients of Mercer Investment Consulting as of the Closing Date) with respect to the provision of investment consulting services for defined contribution plans; *provided* that, for the avoidance of doubt, the foregoing is intended to prohibit such a program of systematic solicitation only, and shall not otherwise be construed as precluding Mercer Investment Consulting from providing investment consulting services to any such clients.

(e) For the period beginning on the Closing Date and ending on December 31, 2009 (or, if Seller and Buyer agree to extend the DC Plan Services Agreement on mutually satisfactory customary and market terms, ending on the fifth anniversary of the Closing Date), in recognition of the shared interest that the parties have in the ongoing success of Mercer HR Services' defined contribution plan business and in retaining Company mutual funds on the defined contribution plan platforms of the Company's clients, Seller shall cause Mercer HR Services not to recommend, without reasonable cause, that any Specified MHRS DC Client remove Company mutual funds from such client's defined contribution plan platform (and any such recommendation shall be made after consultation on a case by case basis with the Company regarding the reasons for such recommendation).

(f) For the period beginning on the Closing Date and ending on December 31, 2009, Buyer shall cause the Company Entities to exclusively refer potential defined contribution plan clients with 100 or more eligible participants to Mercer HR Services as the Company's preferred provider of recordkeeping, trust and custody and other administrative services, to the extent consistent with the needs of such clients and past practices.

(g) Seller shall, from the date of this Agreement until the Closing Date (and for a reasonable transition period after the Closing Date), cooperate in good faith with Buyer in its efforts to develop and maintain a strong relationship with Nissay Asset Management Corporation with a view towards the continued success of the existing business alliance between the Company and Nissay Asset Management Corporation.

Section 5.08. *Insurance.* The parties hereby agree that the Company Entities shall have the right to assert claims for any damages, losses, expenses or liabilities of the Company Entities under insurance policies maintained by Seller with third-party insurers (under which the Company Entities are listed "additional insureds") arising out of insured incidents to the extent occurring (and, as applicable, with respect to which claims are made) from the date coverage thereunder first commenced until the Closing Date to the extent that the terms and conditions of any such policies so allow; *provided* that (i) Seller shall administer and control such claims generally in a manner consistent with past practices, (ii) Seller may, at any time, without liability or obligation to Buyer, amend, commute, terminate, buy-out or otherwise modify such policies as part of a general

amendment, commutation, termination, buy-out or modification not directed at the Company Entities and (iii) such claims shall be subject to any applicable deductibles, retentions, self-insurance provisions or any payment or reimbursement obligations in respect thereof, and the exhaustion of existing aggregate limits.

ARTICLE 6
COVENANTS OF BUYER

Buyer agrees that:

Section 6.01. *Confidentiality.* Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold in confidence, pursuant and subject to the terms of the letter agreement dated as of September 30, 2006, between Buyer and Seller, on behalf of the Company (the "**Confidentiality Agreement**"), all "Evaluation Material" (as defined in the Confidentiality Agreement), including, to the extent constituting "Evaluation Material", all documents and information concerning Seller and its Affiliates, including the Company Entities (including documents and information relating to clients, prospective clients, distributors and strategic business partners) furnished to, or prepared by, Buyer, its Affiliates or any of their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents and other representatives in connection with the transactions contemplated by this Agreement.

Section 6.02. *Access and Cooperation.* (a) Buyer shall, and shall cause its controlled Affiliates and each Company Entity to, on and after the Closing Date, to use reasonable best efforts to afford to Seller and its Affiliates and their respective counsel, financial advisors, auditors and other designated representatives (subject to confidentiality commitments to Buyer and its Affiliates) reasonable access to their books and records to the extent necessary (i) to permit Seller to determine any matter relating to its rights and obligations hereunder, (ii) in connection with any other insurance claim, or legal, administrative or other proceeding, arising out of any Company Entity's business and operations in which Seller or any of its Affiliates may from time to time be involved (but in each case only to the extent such books and records are required to be retained under Applicable Law) (other than with respect to proceedings involving disputes between Buyer, on the one hand, and Seller, on the other hand) or (iii) in connection with the preparation of any reports filed or furnished by Seller pursuant to the 1934 Act, including any financial statements or schedules included or incorporated by reference therein; *provided* that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer or the Company Entities.

(b) Buyer shall cause each Company Entity, on and after the Closing Date, to afford promptly to Seller and its Affiliates and their respective counsel,

financial advisors, auditors and other designated representatives reasonable access to and/or copies of (or, if necessary, originals of) their books, records, employees and auditors to the extent reasonably requested in connection with the Retained Matters; *provided* that any such access by Seller shall not unnecessarily interfere with the conduct of the business of Buyer or the Company Entities.

(c) From and after the Closing Date, Buyer shall cause each Company Entity to make available to Seller and its Affiliates and their respective counsel, financial advisors, auditors and other designated representatives, upon request, the officers and employees of the Company Entities as witnesses, and shall otherwise cooperate with Seller and its Affiliates, and furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, preparation sessions, hearings, trials or appeals, in each case to the extent required in connection with the Retained Matters; *provided* that any such cooperation by Buyer shall not unnecessarily interfere with the conduct of the business of Buyer or the Company Entities. Without limiting the generality of the foregoing, it is understood that Buyer will cause the Company Entities to execute all complaints and other court or similar papers reasonably requested in order to assist Seller and its Affiliates in connection with the Retained Matters. Prior to the Closing Date, Buyer and Seller shall enter into (or cause to be put in place) reasonable arrangements designed to ensure that the employees of the Company Entities whose cooperation is required in connection with the Retained Matters, including those listed on Schedule 6.02(c), are available to Seller and its Affiliates for purposes of providing the cooperation and assistance to Seller and its Affiliates as contemplated by this Section 6.02(c) (provided that such cooperation and assistance shall not interfere with such employees' performance of their duties at the Company Entities beyond what Seller reasonably believes necessary or appropriate in connection with the Retained Matters), both during their employment with the Company Entities and after any termination of employment (including incorporating in the terms of any separation agreement or other arrangements entered into in connection with any such termination of employment of any such employee appropriate terms specifically designed to require such terminated employee's continued cooperation with Seller and its Affiliates after such termination).

(d) From and after the Closing Date, (i) Buyer shall, and shall cause the Company Entities to, retain all information and records relating to the Retained Matters until final resolution of the matters to which such information and records relate and (ii) prior to destroying or disposing of any such information or records, or other information in the possession of the Company Entities as of the Closing Date that relate to any action, suit, investigation or proceeding or any governmental or regulatory investigation or inquiry (in each case whether pending or threatened) relating to Seller or its Affiliates, (i) Buyer shall provide not less than 30 days' prior written notice to Seller, specifying the information and records proposed to be destroyed or disposed of, and (ii) if Seller shall request in writing prior to the scheduled date for such destruction or disposal that any of the

information and records proposed to be destroyed or disposed of be delivered to Seller, Buyer shall promptly arrange for the delivery of such of the information and records as was requested.

(e) Seller shall bear all reasonable out-of-pocket costs and expenses of the Company Entities (excluding general overhead and employee benefits), upon presentation of invoices therefor, which are reasonably incurred by them in connection with the provision of information, witnesses or cooperation pursuant to clauses (b) through (d) above.

Section 6.03. *Director and Officer Liability.* Buyer shall, and shall cause the Company to, do the following:

(a) For six years after the Closing, the Company shall indemnify and hold harmless the present and former officers and directors (or equivalent members of the governing body of the Company) of the Company and such other employees of the Company who are covered by the indemnification provisions of the organizational documents of the Company or any of its Subsidiaries, or under any Applicable Law, immediately prior to the date of this Agreement (each a "**D&O Indemnified Person**") in respect of acts or omissions occurring at or prior to the Closing to the fullest extent permitted by Applicable Law or provided under the Company's organizational documents in effect on the date of this Agreement.

(b) For six years after the Closing, the Company shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Closing covering each D&O Indemnified Person covered as of the date of this Agreement by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount which, in all material respects, shall not be less favorable than those of such policy in effect on the date of this Agreement; *provided* that if Buyer instead elects to acquire a six-year "tail" prepaid policy (on terms with respect to coverage and amount which, in all material respects, shall not be less favorable than those in effect on the date of this Agreement) at Closing, Buyer shall not be required to expend more than $7,000,000 for such policy; *provided, further,* that if the cost of such "tail" policy exceeds such amount, Buyer shall acquire a policy with the greatest coverage available for a cost not exceeding that amount. Notwithstanding the foregoing, the parties hereto agree that the insurance coverage that would otherwise be required to be provided pursuant to this Section may be reduced, after the Closing, with the prior written approval of Persons representing a majority of the directors of the Company immediately prior to the Closing who are still serving at such time.

(c) If Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or the surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision

shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume the obligations set forth in this Section.

(d) Subject to Applicable Law, the rights of each D&O Indemnified Person under this Section shall be in addition to any rights, including indemnification rights and rights to advancement of expenses, such person may have under, and all limitations of liability existing in favor of the D&O Indemnified Persons as provided in, the organizational documents of the Company or any of its Subsidiaries, or under any Applicable Law or under any agreement of any D&O Indemnified Person with the Company or any of its Subsidiaries. The rights in this Section shall survive the Closing in full force and effect thereafter, without any amendment thereto which is adverse in any material respect to such D&O Indemnified Person, and are intended to benefit, and shall be enforceable by, each D&O Indemnified Person. The obligations of Buyer or the Company under this Section shall not be terminated or modified in such a manner as to materially adversely affect the rights of any D&O Indemnified Person under this Section without the consent of such affected D&O Indemnified Person. Buyer shall cause the Company to perform all of the obligations of the Company under this Section.

Section 6.04. *Section 15(f) of the Investment Company Act.* (a) Buyer acknowledges that Seller has entered into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. Buyer shall not take, and shall use reasonable best efforts to cause its Affiliates not to take, any action that would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of the transactions contemplated by this Agreement, and shall not fail to take, and, after the Closing, shall use reasonable best efforts to cause its Affiliates not to fail to take, any action if the failure to take such action would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of the transactions contemplated by this Agreement. In that regard, Buyer shall conduct its business and shall, subject to applicable fiduciary duties in relation to any Public Fund, use its reasonable best efforts to cause each of its respective Affiliates to conduct its business so as to assure that:

(i) for a period of not less than three years after the Closing, at least 75% of the members of the boards of directors or trustees of each U.S. Public Fund are not (A) "interested persons" (within the meaning of Section 15(f) of the Investment Company Act) of the investment adviser of such U.S. Public Fund after the Closing or (B) "interested persons" (within the meaning of Section 15(f) of the Investment Company Act) of the investment adviser of such U.S. Public Fund immediately prior to the Closing; and

(ii) for a period of not less than two years after the Closing, there shall not be imposed on any U.S. Public Fund an "unfair burden" (for purposes of Section 15(f) of the Investment Company Act) as a result of the transactions contemplated by this Agreement, or any terms, conditions or understandings applicable thereto.

(b) For a period of three years from the Closing, Buyer shall not engage, and shall use reasonable best efforts to cause its Affiliates not to engage, in any transaction that would constitute an "assignment" (as defined in the Investment Company Act) to a third party of any Investment Advisory Agreement between Buyer or any of its Affiliates and any U.S. Public Fund managed or advised by any Company Entity as of the date of this Agreement, without first obtaining a covenant in all material respects the same as that contained in this Section. Notwithstanding anything to the contrary contained herein, the covenants of the parties hereto contained in this Section are intended only for the benefit of such parties and for no other Person.

Section 6.05. *Notices of Certain Events.* Buyer shall promptly notify Seller of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened, relating to Buyer or any of its Subsidiaries that, if pending or threatened on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.07 or that would reasonably be expected to prohibit or materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the condition set forth in Section 10.03(b) not to be satisfied;

(e) any failure of Buyer to comply in any material respect with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and

(f) to the extent reasonably required for Seller's Tax purposes, any payments that are made pursuant to the Designated Plans, including the dates of such payments, the names of the recipients and the amounts that are paid;

provided that the delivery of any notice pursuant to this Section 6.05 shall not limit or otherwise affect the remedies available hereunder to Seller.

ARTICLE 7
COVENANTS OF BUYER AND SELLER

Buyer and Seller agree that:

Section 7.01. *Reasonable Best Efforts; Further Assurances.* Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law or otherwise to consummate the transactions contemplated by this Agreement. Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company Entities, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

Section 7.02. *Certain Filings and Actions.* (a) Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable and in any event within ten Business Days of the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (ii) furnish the other party hereto with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and correspondence (A) prepared by or on behalf of such party for submission to any Governmental Authority and (B) received by or on behalf of such party from any Governmental Authority, in each case in connection with the transactions contemplated hereby and (iii) use its reasonable best efforts to consult with and keep the other parties hereto informed as to the status of such matters. To the extent that any application, notice, registration or request so filed by any party contains any significant information relating to the other party hereto or the Company Entities, prior to submitting such application, notice, registration

or request to any Governmental Authority, such party will permit the other parties to review such information and will consider in good faith the suggestions of such other parties with respect thereto.

Section 7.03. *Public Announcements.* The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated by this Agreement and, except for any press releases and public announcements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange or stock exchange, will not issue any such press release or make any such public statement without the prior consent of the other party (for the avoidance of doubt, it is understood and agreed that the provisions of this Section 7.03 do not prohibit Buyer, Seller or any of their respective Affiliates from discussing this Agreement or the transactions contemplated by this Agreement with, among others, their customers (including prospective customers), plan sponsors or brokers; *provided* that (i) such discussions do involve a press release or constitute a public statement and (ii) in the case of any such discussion by Buyer or any of its Affiliates, the provisions of Section 6.01 shall apply).

Section 7.04. *Client and Other Consents.* (a) *Public Funds.* Subject in each case to the requirements of Applicable Law and the fiduciary duties of the Company Entities and each Public Fund Board,

(i) With respect to each U.S. Public Fund and the U.S. Public Fund Board thereof, Seller shall use its reasonable best efforts, or cause the Company Entities to use their reasonable best efforts, (A) to request, as promptly as practical following the date of this Agreement, such U.S. Public Fund Board to approve (and to recommend that the shareholders of such U.S. Public Fund approve) a new Investment Advisory Agreement with the relevant Company Entity, to be effective at the Closing, containing terms, taken as a whole, that are substantially comparable to the terms of the existing Investment Advisory Agreement between such U.S. Public Fund and the relevant Company Entity; (B) to request, as promptly as practical following receipt of the approval and recommendation described in clause (A) above, such U.S. Public Fund Board to call a special meeting of the shareholders of such U.S. Public Fund to be held as promptly as reasonably practical for the purpose of voting upon a proposal to approve (in the requisite manner) such new Investment Advisory Agreement; (C) to prepare and to file (or to cause to be prepared and filed) with the SEC and all other applicable Governmental Authorities, as promptly as practical following receipt of the approval and recommendation described in clause (A) above, all registration statements and proxy solicitation materials required to be distributed to the shareholders of such U.S. Public Fund with respect to the actions recommended for shareholder approval by such U.S. Public Fund Board and to mail (or to cause to be mailed) such proxy solicitation materials as

promptly as practical after clearance thereof by the SEC (if applicable); and (D) to submit (or to request such U.S. Public Fund Board to submit), as promptly as practical following the mailing of the proxy materials to the shareholders of such U.S. Public Fund for a vote at a shareholders meeting the proposal described in clause (B) above.

(ii) With respect to each Public Fund other than a U.S. Public Fund, Seller shall use its reasonable best efforts, or shall cause the Company to use its reasonable best efforts, to obtain, in accordance with Applicable Law and as promptly as practical following the date of this Agreement, such approvals, consents or other actions, if any, by the boards of directors or comparable governing bodies, regulating or self-regulating authorities or shareholders required by Applicable Law or the arrangements governing such Public Fund so that after the Closing a Company Entity may continue managing such Public Fund on terms, taken as a whole, that are substantially comparable to the terms of the existing Investment Advisory Agreement between such Public Fund and the applicable Company Entity.

(iii) Buyer and Seller agree that (A) a U.S. Public Fund shall be deemed to have consented for all purposes under this Agreement to the continued management of such U.S. Public Fund by a Company Entity following the Closing, if a new Investment Advisory Agreement has been approved by the U.S. Public Fund Board and the shareholders of such U.S. Public Fund in the manner contemplated by clauses (i)(A)-(D) of this subsection (a); and (B) a Public Fund other than a U.S. Public Fund shall be deemed to have consented for all purposes under this Agreement to the continued management of such Public Fund by a Company Entity following the Closing if the consents and approvals described in clause (ii) of this subsection (a) shall have been obtained, unless, for purposes of both clauses (A) and (B), at any time prior to the Closing the respective Public Fund Board notifies any Company Entity, in writing, that such Public Fund has terminated its existing, interim or new Investment Advisory Agreement prior to or following the Closing (which termination is recorded as such in the Company's internal reporting systems in the ordinary course consistent with past practices), and such termination has not been revoked (as recorded in the Company's internal reporting systems in the ordinary course consistent with past practices).

(iv) Seller agrees that the information that is contained in the proxy materials/prospectus to be furnished to the shareholders of any Public Fund (other than information that is or will be provided by or on behalf of Buyer or its Affiliates specifically for inclusion in such proxy materials/prospectus) to the extent shareholder approval is required under Applicable Law or the applicable Investment Advisory Agreement for the purpose of providing consent or approving any interim or new Investment Advisory Agreement will not contain, at the time the proxy

materials/prospectus are first mailed to the shareholders of any Public Fund or at the time of the meeting thereof, any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer agrees that the information provided by it or its Affiliates (or on their behalves) in writing for inclusion in the proxy materials/prospectus to be furnished to the shareholders of any Public Fund to the extent shareholder approval is required under Applicable Law or the applicable Investment Advisory Agreement for the purpose of providing consent or approving any interim or new Investment Advisory Agreement will not contain, at the time the proxy materials/prospectus are first mailed to the shareholders of any Public Fund or at the time of the meeting thereof, any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Seller and Buyer shall have the right to review in advance and to approve (such approval not to be unreasonably withheld) all the information relating to it and any of its Affiliates proposed to appear in any registration statement or proxy statement or any amendment or supplement thereto submitted to the SEC or such other applicable Governmental Authority in connection with the transactions contemplated by this Agreement.

(b) *Private Funds and Non-Fund Clients.* (i) If consent or other action is required by Applicable Law or by the Investment Advisory Agreement of any Client other than a Public Fund for the Investment Advisory Agreement with such Client to continue after Closing, as promptly as practicable following the date of this Agreement, Seller shall, or shall cause the Company or appropriate Company Entity to, send a notice ("**Notice**") complying with Applicable Law and the terms of such Client's Investment Advisory Agreement informing such Client of the transactions contemplated by this Agreement and requesting such consent in writing or take other required action.

(ii) Buyer and Seller agree that any consent required for any Investment Advisory Agreement with a Client (other than a Public Fund) to continue after the Closing shall be deemed given for all purposes under this Agreement (A) if written consent is required under Applicable Law or the respective Investment Advisory Agreement, upon receipt of the written consent requested in the Notice prior to the Closing Date or (B) if Consent other than written Consent is permitted under Applicable Law and the respective Investment Advisory Agreement, (x) upon receipt of a written consent requested in the Notice prior to the Closing Date or (y) if no such written consent is received, if 45 days shall have passed since the sending of written notice ("**Negative Consent Notice**") to such Client (which Negative Consent Notice may be included in the Notice) requesting written consent as aforesaid and informing such Client: (I) of the intention

to complete the transactions contemplated by this Agreement, which will result in a deemed assignment of such Client's Investment Advisory Agreement; (II) of the applicable Company Entity's intention to continue to provide the advisory services pursuant to the existing Investment Advisory Agreement with such Client after the Closing if such Client does not terminate such agreement prior to the Closing; and (III) that the consent of such Client will be deemed to have been granted if such Client continues to accept such advisory services for a period of at least 45 days after the sending of the Negative Consent Notice without termination; *provided* that, in any case under clause (A) or (B), no consent shall be deemed to have been given for any purpose under this Agreement if at any time prior to the Closing such Client notifies the Company in writing that such Client has not so consented or has terminated, or given notice of termination of its Investment Advisory Agreement (which is recorded as such in the Company's internal reporting systems in the ordinary course consistent with past practices), and in each case such notice has not been revoked (as recorded in the Company's internal reporting systems in the ordinary course consistent with past practices).

(iii) Buyer shall be provided a reasonable opportunity to review and comment on all consent materials to be used by the Company or any Company Entity prior to distribution. The Company shall promptly upon their receipt make available to Buyer copies of any and all substantive correspondence between it and Clients or representatives or counsel of such Clients relating to the consent solicitation provided for in this Section 7.04.

(iv) Seller agrees that the information that is contained in any Notice to be furnished to any Client other than a Public Fund (and other than information that is or will be provided in writing by or on behalf of Buyer or its Affiliates specifically for inclusion in such Notice) to the extent consent or other action is required under Applicable Law or the applicable Investment Advisory Agreement for the purpose of having the Investment Advisory Agreement continue after Closing will be true, correct and complete in all material respects. Buyer agrees that the information provided by it or its Affiliates (or on their behalves) in writing for inclusion in any Notice to be furnished to any Client other than a Public Fund to the extent consent or other action is required under Applicable Law or the applicable Investment Advisory Agreement for the purpose of having the Investment Advisory Agreement continue after Closing will be true, correct and complete in all material respects.

(c) *Other Consents.* Seller and Buyer shall cooperate with one another (i) in determining if consent or other action of any Person (other than a Client in its capacity as a Client) is required by any Applicable Law or by any agreement with a Variable Product Party set forth in Schedule 3.16, or any other material agreement that terminates on assignment, for the agreement with such Person to

continue after Closing, and (ii) to the extent such notice, consent or action is determined to be required, as promptly as practicable following the date of this Agreement, Seller shall, or shall cause the Company Entities to, send a Notice complying with Applicable Law and the terms of such agreement informing such Person of the transactions contemplated by this Agreement and requesting, if required, such Person's consent in writing or that such Person take such other required action (including appropriate Board action where applicable).

(d) In connection with obtaining the client and other consents and other actions required by subsections (a), (b) and (c) of this Section 7.04, at all times prior to the Closing, the Company shall keep Buyer informed of the status of obtaining such client and other consents and, upon Buyer's request, make available to Buyer copies of all such executed client or other consents. In addition, prior to entering into a new Investment Advisory Agreement with any New Client or any new agreement with a Variable Product Party set forth in Schedule 3.16, Seller shall, or shall instruct the Company Entities to, inform each potential New Client or counterparty to such agreement of the transactions contemplated by this Agreement in a manner reasonably acceptable to Buyer and use its reasonable best efforts to include in the applicable contract a provision disclosing the transactions contemplated by this Agreement and the consent of the New Client or counterparty thereto (to the extent permitted by Applicable Law).

Section 7.05. *Intercompany Accounts and Arrangements.* (a) At Closing, Seller shall settle the net intercompany account between the Company Entities, on the one hand, and Seller and its Affiliates, on the other hand, as of the Closing (irrespective of the terms of payment of such intercompany accounts) in the manner provided in this Section. Immediately prior to Closing, Seller shall cause the net intercompany account balance (including amounts relating to intercompany payables and receivables for Taxes) owing from Seller to the Company (which shall be adjusted to (x) add any assets and (y) deduct any liabilities, in each case as set forth on the consolidated balance sheet of the Company Entities immediately prior to Closing, that relate to the Retained Matters) (as so adjusted, the "**Intercompany Account Settlement Amount**"), to be cancelled in consideration of the redemption of a number of Class A Shares owned by Seller with an aggregate value (valued at the Per Class A Share Price) equal to the Intercompany Account Settlement Amount.

(b) Except as set forth on Schedule 7.05(b), all agreements or arrangements between any Company Entity, on the one hand, and Seller or any of its controlled Affiliates, on the other hand, shall be terminated as of the Closing.

Section 7.06. *Amendment to Defined Contribution Plan Services Agreement.* Buyer and Seller hereby agree that, concurrently with Closing, Seller shall, and shall cause the Company (and applicable Seller Affiliates, if any) to, enter into an amendment to the DC Plan Services Agreement in the form of Exhibit D hereto.

ARTICLE 8
TAX MATTERS

Section 8.01. *Tax Covenants.* (a) (i) Seller agrees to make a timely, effective and irrevocable election under Section 338(h)(10) of the Code and under any comparable statutes in any other jurisdiction with respect to the Company Entities that are eligible under Applicable Law to make such an election (other than a Company Entity with respect to which Buyer and Seller mutually agree in writing after the date hereof not to make a Section 338(h)(10) Election) (the "**Section 338(h)(10) Election**" and a Company Entity with respect to which a Section 338(h)(10) Election is to be made, an "**Electing Company Entity**"), and to file such election in accordance with applicable regulations. No later than 90 days following the Closing Date, Seller shall deliver to Buyer an Internal Revenue Service Form 8023 ("**Form 8023**") with respect to each Electing Company Entity filled out and executed by Seller and any of its Affiliates required to execute the Form 8023 and in a form reasonably satisfactory to Buyer, along with any equivalent forms required under state or local Tax law requested by Buyer and in a form reasonably satisfactory to Buyer. Buyer shall execute such Forms 8023 and analogous state or local forms and shall promptly deliver such forms to the appropriate Internal Revenue Service Center or state or local taxing authority. Within 30 days after the determination of Closing Stockholders' Equity, Buyer shall deliver to Seller a statement (the "**Allocation Statement**") allocating the ADSP (as such term is defined in Treasury Regulations Section 1.338-4) of the assets of the Electing Company Entities in accordance with the Treasury regulations promulgated under Section 338(h)(10). Seller shall have the right to review the Allocation Statement. If within 45 days after receipt of the Allocation Statement, Seller notifies Buyer in writing that Seller disagrees with the allocation of one or more items reflected in the Allocation Statement, Buyer and Seller will negotiate in good faith to resolve such dispute. If Buyer and Seller fail to resolve such dispute within 30 days, the Accounting Referee shall determine whether the allocation was correct and, if not correct, shall appropriately revise the Allocation Statement. If Seller does not respond within 45 days, or upon resolution of the disputed items, the allocation reflected on the Allocation Statement (as such may have been adjusted) shall be the "**Price Allocation**" and shall be binding on the parties hereto. Seller and Buyer agree to act in accordance with the Section 338(h)(10) Election and the Price Allocation in the preparation, filing and audit of any Tax return (including the filing of any Internal Revenue Service Form 8883) unless otherwise required by a change in Applicable Law or a Final Determination.

(ii) Buyer agrees to make a timely, effective and irrevocable election under Section 338(g) of the Code with respect to the Non-U.S. Corporations, to file such election in accordance with applicable regulations and to provide Seller with a notice of each such election (including a copy of the applicable Form 8023) in accordance with Treasury Regulations Section 1.338-2(e)(4).

(b) Except as expressly provided in Section 8.01(a), Buyer covenants that it will not cause or permit any Company Entity or any Affiliate of Buyer (i) to take any action on the Closing Date other than in the ordinary course of business, including but not limited to the distribution of any dividend or the effectuation of any redemption that could give rise to any Tax liability or reduce any Tax asset of the Seller Group or give rise to any loss of Seller or the Seller Group under this Agreement, or (ii) to make or change any Tax election, amend any Company Return or take any Tax position on any Company Return, take any action, omit to take any action or enter into any transaction, merger or restructuring that results in any increased Tax liability or reduction of any Tax asset of Seller (other than any of the foregoing actions taken in the ordinary course in accordance with the past practice of such Company Entity) or the Seller Group in respect of any Pre-Closing Tax Period.

(c) Seller shall include the Company Entities in Seller's consolidated federal Tax return and in any combined state Tax return through the close of business on the Closing Date. All Tax returns required to be filed after the Closing Date with respect to any Company Entity (excluding Tax returns filed by any Company Entity separately from any member of the Seller Group (other than a Company Entity)) with respect to any taxable period ending on or before the Closing Date will be prepared by Seller and filed by Seller when due (taking into account applicable extensions). All such Tax returns shall, so far as they relate to a Company Entity, be prepared in accordance with the past practice and custom of such Company Entity.

(d) (i) All Tax returns of the Company Entities other than those required to be filed by Seller pursuant to Section 8.01(c) will be filed by Buyer. No later than 60 days prior to the due date for any Tax return (taking into account applicable extensions) with respect to a Company Entity that (A) relates to a Pre-Closing Tax Period and (B) is required to be filed by Buyer pursuant to this Section 8.01(d) (each such Tax return, a "**Buyer Straddle Return**"), Buyer shall provide Seller with a draft of such Buyer Straddle Return. Seller shall provide Buyer with comments, if any, to such Buyer Straddle Return no later than 30 days following Seller's receipt of the draft of such Buyer Straddle Return, which comments Buyer shall consider in good faith in connection with the filing of such Buyer Straddle Return. Buyer and Seller shall negotiate in good faith to resolve any disputed items with respect to such Buyer Straddle Return within 10 days of Buyer's receipt of Seller's comments. If Buyer and Seller fail to resolve such dispute within 10 days, the appropriate treatment of such items shall be determined by the Accounting Referee, and such Buyer Straddle Return shall be filed in accordance with the Accounting Referee's determination. No later than five Business Days prior to the due date of such Tax return (taking into account applicable extensions), Seller shall reimburse Buyer for the portion of the Taxes related to such Tax return that are allocable to the portion of the taxable period ending on the Closing Date, but only to the extent that such amount was not

reflected as a liability on the Closing Balance Sheet. All Buyer Straddle Returns will be filed by Buyer when due in accordance with applicable laws.

(ii) The date for the delivery of draft Buyer Straddle Returns from Buyer to Seller pursuant to subsection (d)(i) above shall not apply to any Buyer Straddle Return required to be filed within 90 days following the Closing Date (taking into account applicable extensions). In the case of such Buyer Straddle Returns, Buyer shall attempt in good faith to provide Seller with a draft of such Tax Return reasonably in advance of the filing deadline, and Seller and Buyer shall follow the procedures set forth in subsection (d)(i) *mutatis mutandis* with respect to resolving any disputes with respect to such Buyer Straddle Returns and Seller's reimbursement of Buyer for Seller's allocable share of the Taxes. If Buyer and Seller are unable to resolve any such dispute prior to the filing deadline for such Buyer Straddle Return, (A) Buyer shall have the right to timely file the Tax Return prepared on such basis as Buyer shall reasonably determine and shall pay the amount of Taxes shown as due thereon, (B) Buyer and Seller shall continue to resolve any such remaining disputes in accordance with the procedures set forth in subsection (d)(i) above *mutatis mutandis*, and (C) Seller shall reimburse Buyer for the portion of the Taxes allocable to the portion of the taxable period ending on the Closing Date within five Business Days following the final determination of issues relating to such Buyer Straddle Return to the extent that such amount was not reflected as a liability on the Closing Balance Sheet.

(e) If Seller notifies Buyer in writing that Seller reasonably believes that a Company Entity is entitled to receive a Tax refund or credit from a Taxing Authority with respect to a Pre-Closing Tax Period, Seller shall have the right to pursue such refund, at Seller's expense, and Buyer shall take such actions, as promptly as reasonably practical, as are reasonably necessary to cooperate with Seller in making a claim to such Taxing Authority for such refund or credit, *provided* that, to the extent that any position taken on such a refund claim could have an adverse effect on any Company Entity for any taxable period (or the portion of any taxable period) beginning following the Closing Date, Seller's right to pursue such refund shall be subject to Buyer's right to consent to the making of such refund claim, which consent shall not be unreasonably withheld or delayed. Buyer shall promptly pay or cause to be paid to Seller all refunds of Taxes and interest thereon received by Buyer, any Affiliate of Buyer or any Company Entity attributable to Taxes paid by Seller or any Company Entity (or any predecessor or Affiliate of Seller) with respect to any Pre-Closing Tax Period. Buyer shall have no obligation to make any payment pursuant to this Section 8.01(e) with respect to any refunds related to a non-income Taxes to the extent that the amount of such refund (plus all other refunds of non-income Taxes) is less than the total amount of such refunds taken into account on the Closing Balance Sheet.

(f) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection

with transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax) shall be borne 50% by Buyer and 50% by Seller and Buyer will, at its own expense, file all necessary Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law, Seller will, and will cause its Affiliates to, join in the execution of any such Returns and other documentation.

Section 8.02. *Tax Sharing.* Any and all existing Tax sharing agreements between a Company Entity and any Person (including the Tax Sharing Agreement) shall be terminated as of the Closing Date. After such date, none of Seller, any Affiliate of Seller and any Company Entity shall have any further rights or liabilities thereunder. This Agreement shall be the sole Tax sharing agreement relating to the Company Entities for all Pre-Closing Tax Periods.

Section 8.03. *Cooperation on Tax Matters.* Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company Entities as is reasonably necessary for the filing of any return (including any report required pursuant to Section 6043A of the Code and all Treasury Regulations promulgated thereunder), for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment. Buyer and Seller agree to retain or cause to be retained all books and records pertinent to the Company Entities until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. Buyer agrees to give Seller reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if Seller so requests, Buyer shall allow Seller to take possession of such books and records. Buyer and Seller shall cooperate with each other in the conduct of any audit or other proceedings involving the Company for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

Section 8.04. *Tax Indemnification by Seller.* (a) Seller shall indemnify Buyer against and hold it harmless from any (i) Tax of any Company Entity relating to a Pre-Closing Tax Period (including any income Taxes incurred by a Company Entity solely by reason of the Section 338(h)(10) Election), and (ii) liabilities, costs and expenses (including reasonable expenses of investigation and attorneys' fees and expenses) arising out of or incident to the imposition, assessment or assertion of any such Tax, including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Tax, in each case incurred or suffered by Buyer, any of its Affiliates or, effective upon the Closing, the Company Entities (the sum of (i) and (ii) being referred to as a "**Company Tax Loss**"); *provided* that Seller shall have no obligation to make any payment pursuant to this Section 8.04 in respect of any Company Tax Loss with respect to a non-income Tax to the extent that the

amount of such Company Tax Loss (plus all other Company Tax Losses in respect of non-income Taxes) is less than the total amount of Tax liabilities taken into account on the Closing Balance Sheet. In the case of any taxable period ending after the Closing Date, the Taxes attributable to the Pre-Closing Tax Period shall (i) in the case of real property, personal property and other ad valorem Taxes be determined on a per diem basis, (ii) in the case of other Taxes imposed under the laws of Canada or a political subdivision thereof or therein, be determined on the assumption that this Agreement had not been entered into, the transactions contemplated by this Agreement (including, for the avoidance of doubt, any transaction occurring by reason of a Withholding Restructuring Step or a General Restructuring Step) had not occurred and any transaction or event occurring after the completion of any transaction contemplated by this Agreement (including, for the avoidance of doubt, any transaction occurring by reason of a Withholding Restructuring Step or a General Restructuring Step) had not occurred, and (iii) in the case of other Taxes, be determined on the basis of a closing of the books as of the close of the Closing Date as if the taxable period ended on the Closing Date.

(b) If Seller's indemnification obligation in respect of such Company Tax Loss arises in respect of an adjustment which makes allowable to Buyer, any of its Affiliates or, effective upon the Closing, any Company Entity any deduction, amortization, exclusion from income or other allowance (a "**Tax Benefit**") which would not, but for such adjustment, be allowable, then any payment by Seller to Buyer in respect of such Company Tax Loss shall be reduced by the amount of any such Tax Benefit actually realized by Buyer, its Affiliates or such Company Entity, as the case may be (net of any Tax detriment incurred with respect to the receipt of indemnification payments).

(c) Any payment by Seller pursuant to this Section 8.04 shall be made not later than 15 days after receipt by Seller of written notice from Buyer stating that any Company Tax Loss has been paid by Buyer, any of its Affiliates or, effective upon the Closing, any Company Entity and the amount thereof and of the indemnity payment requested.

(d) If Buyer becomes aware of any suit, proceeding, audit, claim or demand for Taxes in respect of which indemnity is, or may reasonably be expected to be, sought pursuant to this Section 8.04 (a "**Tax Proceeding**"), Buyer shall notify Seller of such Tax Proceeding within 10 days of receipt of written notice thereof, or such earlier time that would allow Seller to timely respond to such claim or demand (*provided* that Buyer's inadvertent failure to give such notice on a timely basis shall relieve Seller of its indemnification obligation only to the extent that it is actually prejudiced thereby), and shall give Seller such information with respect thereto as Seller may reasonably request. Seller may, at its own expense, participate in and, within 10 days following receipt of written notice of such Tax Proceeding, upon notice to Buyer, assume the defense of any such Tax Proceeding. If Seller assumes such defense, Seller shall have the sole discretion as to the conduct of such defense; *provided* that (i) Buyer shall have the

right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller and (ii) Seller shall not settle such Tax Proceeding without prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed. Seller shall keep Buyer reasonably informed of the conduct of any such Tax Proceeding it controls. Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

(e) Provided that Seller shall have assumed control of the conduct of a Tax Proceeding pursuant to Section 8.04(d), Seller shall not be liable under this Section 8.04 for any Tax the payment of which was made without Seller's prior written consent.

Section 8.05. *Tax Treatment of Certain Items.* Any amount paid by Seller or Buyer under Section 2.04, Section 2.06, Article 8 or Article 11 will be treated as an adjustment to the Aggregate Purchase Price for Tax purposes. Buyer and Seller agree for income Tax purposes that (i) the income Tax deduction attributable to the Vested Class B Share Closing Payment and the Vested Class B Option Closing Payment shall be allocable to the taxable year of the Company ending on the Closing Date, (ii) neither Seller nor any of its Affiliates (including with respect to the taxable period ending on the Closing Date, the Company) shall include in ADSP, nor shall Buyer or any of its Affiliates (including with respect to taxable periods beginning after the Closing Date, the Company) include in AGUB (as such term is defined in Treasury Regulations Section 1.338-5), any amount in respect of Buyer's contribution to a Grantor Trust of the Vested Class B Share Trust Payment, the Unvested Class B Share Trust Payment, the Vested Option Trust Payment or the Unvested Option Trust Payment (or any payments made thereafter to beneficiaries of any such Grantor Trust) and (iii) any income Tax deduction attributable to the Vested Class B Share Trust Payment, the Unvested Class B Share Trust Payment, the Vested Option Trust Payment and the Unvested Option Trust Payment shall be allocable to a taxable year of the Company that begins after the Closing Date. None of Buyer, Seller or any of their Affiliates shall take any position for Tax purposes inconsistent with this Section 8.05, unless required by a change in Applicable Law or a Final Determination to the contrary.

Section 8.06. *Certain Canadian Tax Covenants.* (a) If no Finance Comfort Letter, CRA Tax Ruling or CRA Comfort Letter is obtained, Buyer covenants that neither it nor any of its Affiliates will engage in any transaction or permit any transaction within its control to occur after the Closing that would cause the NRT Rules to apply in respect of the Company.

(b) If a CRA Tax Ruling is obtained, each party covenants that (i) it will fulfill, and will cause any person controlled by it after the Closing to fulfill, all representations or undertakings provided by it or them to the CRA in connection with the CRA Tax Ruling or contained in the CRA Tax Ruling, and (ii) it will not

take any action, omit to take any action or enter into any transaction that could cause the CRA Tax Ruling not to apply in full.

(c) If a Finance Comfort Letter, CRA Tax Ruling or CRA Comfort Letter is obtained, each party will file all Tax returns and other information in a manner consistent with such Finance Comfort Letter, CRA Tax Ruling or CRA Comfort Letter, as the case may be.

(d) Seller covenants that it will take commercially reasonable efforts to ensure that, from the date hereof until the Closing, (i) the Company will not receive dividends or other income distributions from Putnam, LLC or any other Company Entity and Putnam, LLC will not redeem, acquire or cancel any of the limited liability company interests in it held by the Company, and (ii) the Company will not directly receive any interest, rent, royalties or management fees. Any and all obligations under this covenant shall terminate upon receipt of a Finance Comfort Letter or CRA Tax Ruling and Buyer shall have no further rights (including any claim for Damages) with respect to this covenant after such date.

(e) Buyer agrees to cause the trustees of the Company to designate any amount payable to Seller or Class B Holders on a redemption of Class A Shares or Class B Shares or In-the-Money Options, as the case may be, in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, any transaction occurring by reason of a General Restructuring Step) as a return of capital and not a distribution of income of the Company, and otherwise make any permissible designations so that no part of such amounts are treated as income of the Company payable to Seller or Class B Holders for any Canadian Tax purposes.

Section 8.07. *Tax Indemnities.* For the avoidance of doubt, Seller's obligation to indemnify Buyer with respect to Taxes of the Company Entities shall be governed by this Article 8 (and not Article 11).

ARTICLE 9
EMPLOYEE BENEFITS

Section 9.01. *WARN Act.* Seller shall retain full responsibility for compliance with the WARN Act, and be solely responsible for furnishing any required notice of any "plant closing" or "mass layoff," as applicable, which arise as a result of any facility closings, reductions in work force, terminations or other actions, that the Company Entities may cause or initiate on or before the Closing Date. At Seller's reasonable request Buyer will cooperate with Seller as is reasonably necessary to enable Seller to fulfill its responsibilities under this Section 9.01.

ARTICLE 10
CONDITIONS TO CLOSING

Section 10.01. *Conditions to Obligations of Buyer and Seller.* The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction (or waiver by Buyer and Seller) of the following conditions:

(a) Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(b) No provision of any Applicable Law shall prohibit the consummation of the Closing.

Section 10.02. *Conditions to Obligation of Buyer.* The obligation of Buyer to consummate the Closing is subject to the satisfaction (or waiver by Buyer) of the following further conditions:

(a) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date;

(b) The representations and warranties of Seller contained in (i) the second sentence of Section 3.09 shall be true and correct at and as of the Closing Date as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true at and as of such respective specific date); (ii) Sections 3.01, 3.02, 3.05, 3.06 and 3.23 (without regard to materiality and Material Adverse Effect qualifiers contained therein) shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true in all material respects at and as of such respective specific date); and (iii) any other Section of this Agreement (without regard to materiality and Material Adverse Effect qualifiers contained therein) shall be true at and as of the Closing Date, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true at and as of such respective specific date), with only such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c) Buyer shall have received a certificate signed by any executive officer of Seller to the effect that the conditions specified in paragraphs (a) and (b) above have been fulfilled;

(d) The Estimated Closing Revenue Run-Rate shall be no less than 82.5% of the Aggregate Base Revenue Run-Rate; and

(e) Buyer shall have received a certification signed by Seller to the effect that Seller is not a "foreign person" as defined in Section 1445 of the Code.

Section 10.03. *Conditions to Obligation of Seller.* The obligation of Seller to consummate the Closing is subject to the satisfaction (or waiver by Seller) of the following further conditions:

(a) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;

(b) The representations and warranties of Buyer contained in (i) Section 4.02 shall be true and correct at and as of the Closing Date as if made at and as of such date and (ii) any other Section of this Agreement (without regard to materiality qualifiers contained therein) shall be true in all material respects at and as of the Closing Date, as if made at and as of such date; and

(c) Seller shall have received a certificate signed by any executive officer of Buyer to the effect that the conditions specified in paragraphs (a) and (b) above have been fulfilled.

ARTICLE 11
SURVIVAL; INDEMNIFICATION

Section 11.01. *Survival.* The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the 24 month anniversary of the Closing Date, except that (a) the representations and warranties set forth in Sections 3.01, 3.02, 3.06, 3.23, 4.01, 4.02 and 4.08 shall survive indefinitely and (b) the representations and warranties set forth in Section 3.15(l), Section 3.15(m) and Section 3.21 shall survive until 60 days after the expiration of the applicable statute of limitations (giving effect to any extension or waiver thereof). The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity (setting forth the basis therefor in reasonable detail) shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 11.02. *Indemnification.* (a) Effective at and after the Closing, Seller hereby indemnifies Buyer, its Affiliates and their respective officers, directors and employees against and agrees to hold each of them harmless from any and all damages, losses, expenses, liabilities, costs or penalties (including reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any claim, action, suit, investigation, proceeding or inquiries, whether known or unknown, whether involving a third party claim or a claim solely between the parties hereto and including for the avoidance of doubt any indemnification or expense reimbursement to any D&O Indemnified Person, and including, but only to the extent expressly provided in Section 11.04(b)(ii), consequential and punitive damages) (collectively, "**Damages**") suffered by any of them resulting from, caused by or arising out of (i) any misrepresentation or breach of warranty (other than the representations and warranties set forth in Section 3.18) (each such misrepresentation and breach of warranty a "**Warranty Breach**") made by Seller pursuant to this Agreement, (ii) any breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement (other than a covenant or agreement set forth in Article 8), or (iii) (A) the matters identified in Schedule C, (B) any claim, action, suit, investigation, proceeding or inquiry arising before or within three years of the Closing Date, that results from the same specific conduct (*i.e.*, the same particular actions or conduct at the same particular time and involving the same mutual funds) involving "excessive fees" purportedly violating Section 36(b) of the Investment Company Act that is the subject of the John J. Vaughn et al. v. Putnam Investment Management, LLC et al. matters identified in Schedule C and (C) any claim, action, suit, investigation, proceeding or inquiry arising before December 31, 2008, that results from any alleged "market timing" activity (including frequent trading and late trading) in trading by any Person in Company mutual funds as that term is used in the Order on Consent, dated November 13, 2003, of the US Securities and Exchange Commission (In the Matter of Putnam Investment Management, LLC, Administrative Proceeding, File no. 3-11317), and the Administrative Complaint, filed by the Commonwealth of Massachusetts, Office of the Secretary of the Commonwealth, Securities Division on October 28, 2003 (In the matter of: Putnam Investment Management, Inc, Putnam Investment Management, LLC, et al, Docket No. E-2003-061) to the extent, but only to the extent, occurring prior to the Closing (collectively the "**Retained Matters**"); *provided* that with respect to indemnification by Seller for Warranty Breaches pursuant to this Section, (x) Seller shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $19,500,000 and then only to the extent of such excess and (y) Seller's maximum liability for all such Warranty Breaches shall not exceed $975,000,000.

(b) Effective at and after the Closing, Buyer hereby indemnifies Seller, its Affiliates and their respective officers, directors and employees against and agrees to hold each of them harmless from any and all Damages suffered by any of them resulting from, caused by or arising out of (i) any Warranty Breach by Buyer or (ii) any breach of covenant or agreement made or to be performed by

Buyer pursuant to this Agreement; *provided* that with respect to indemnification by Buyer for Warranty Breaches pursuant to this Section, (x) Buyer shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $19,500,000 and then only to the extent of such excess and (y) Buyer's maximum liability for all such Warranty Breaches shall not exceed $975,000,000.

Section 11.03. *Procedures.* (a) The party seeking indemnification under Section 11.02 (the "**Indemnified Party**") agrees to give prompt written notice to the party against whom indemnity is sought (the "**Indemnifying Party**") of the assertion of any claim, or the commencement of any suit, action or proceeding ("**Claim**") in respect of which indemnity may be sought under such Section and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially adversely prejudiced the Indemnifying Party.

(b) If any claim or demand by an Indemnified Party under this Article 11 relates to a Claim filed or made against an Indemnified Party by a third party (a "**Third Party Claim**"), the Indemnifying Party may elect to control and appoint lead counsel for the defense of such Third Party Claim (unless the Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party) at its expense; *provided* that if the parties to any Third Party Claim shall include both an Indemnifying Party and an Indemnified Party, and the Indemnified Party shall have been advised by its outside counsel that there are available different or additional defenses to the Indemnified Party, the Indemnified Party shall have the right to select separate counsel (consisting of, with respect to any claim or related claims, one law firm and one local counsel) and to participate in the defense of such action on its behalf, at the expense of the Indemnifying Party. Subject to the foregoing, if the Indemnifying Party elects to compromise or defend such Third Party Claim, it shall within 30 days of the receipt of notice of such Third Party Claim from the Indemnified Party (or sooner, if the nature of the Claim so requires) notify the Indemnified Party of its intent to do so. If the Indemnifying Party (i) advises such Indemnified Party in writing that the Indemnifying Party will not elect to defend, settle or compromise such action or claim or (ii) fails to make such an election in writing within 30 days of the receipt of such notice, such Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such Third Party Claim; *provided* that any such settlement or compromise shall be permitted hereunder only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. Until the Indemnifying Party makes an election in accordance with this Section 11.03(b) to defend, settle or compromise such action, all of the Indemnified Party's reasonable costs and expenses arising out of the defense, settlement or compromise of any such Third Party Claim shall be Damages subject to indemnification hereunder to the extent provided herein.

(c) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 11.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement does not release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party or the settlement requires an admission of fault or wrongdoing and (ii) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(d) Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. The party in charge of the defense shall keep the other parties reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.

(e) Each Indemnified Party shall be obligated to use reasonable best efforts to mitigate Damages upon becoming aware of any event which could reasonably be expected to give rise to such Damages. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the actual value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party's reasonable costs of mitigation) within 10 Business Days after the benefit is received. Each Indemnified Party shall use reasonable best efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 11.02.

(f) *Retained Matters.* Notwithstanding anything herein to the contrary, Seller shall have sole control of the defense of, and appoint all counsel in connection with, the Retained Matters, and the other provisions of this Section 11.03, other than Section 11.03(a) and Section 11.03(e), shall not apply to such Retained Matters, with respect to which, for the avoidance of doubt, Seller shall have sole control of the defense, and settlement or compromise thereof; *provided* that (i) if the settlement does not release the applicable Company Entities named as defendants from all liabilities and obligations with respect to such Retained Matter or the settlement imposes injunctive or other equitable relief against the Company Entities, Seller shall obtain the prior written consent of Buyer (which shall not be unreasonably withheld) before entering into any settlement of such Retained Matter (it being understood and agreed that if Buyer does so consent to such settlement, the Indemnified Parties shall not be entitled to seek

indemnification for any Damages arising out of the specific claims which were resolved by the settlement to which Buyer so consented), and (ii) Seller shall keep Buyer reasonably apprised of material developments with respect to the Retained Matters to the extent permitted under the common interest doctrine. Seller understands and acknowledges that the settlement of a Retained Matter (including any attendant publicity) could be relevant to public perceptions of the Company. Accordingly, in addition to its other obligations under the proviso to the preceding sentence, Seller agrees that it shall give Buyer reasonable advance notice of any settlement, including the material proposed terms thereof, and shall consult with Buyer in good faith with a view to minimizing, to the extent practicable, any adverse impact on the reputation of the Company resulting from any such settlement. If Seller proposes to enter into a resolution of the "excessive fee" litigation included in the Retained Matters in a manner that imposes an economic burden on Buyer or the Company, Seller agrees to obtain the consent of Buyer, not to be unreasonably withheld. Notwithstanding anything herein to the contrary, the parties agree that Seller shall have the sole right to claim and collect any amounts available under insurance coverage with respect to the Retained Matters, and the sole right to administer, control, settle and resolve such claims for coverage. From and after the Closing Date, Buyer shall cause the Company Entities not to commute, settle or otherwise diminish the insurance coverage available as of the Closing Date with respect to the Retained Matters, and to cooperate fully with Seller in connection with efforts to claim and collect any amounts available under such insurance (it being understood that ordinary course submissions of claims by Buyer shall not violate the provisions of this sentence).

Section 11.04. *Calculation of Damages.* (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be net of any (i) amounts actually recovered by the Indemnified Party under applicable insurance policies (net of any increase in insurance premium incurred with respect to the receipt of indemnification payments) or from any other Person alleged to be responsible therefor, and (ii) Tax benefit actually received by the Indemnified Party arising from the incurrence or payment of any such Damages (net of any Tax detriment incurred with respect to the receipt of indemnification payments). If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount actually received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b) The Indemnifying Party shall not be liable under Section 11.02 for any (i) Damages relating to any matter to the extent that there is included in the calculation of Final Stockholders' Equity a specific liability or reserve relating to such matter or the payment of which would result in a duplicative payment to the

Indemnified Party of amounts recovered as a purchase price adjustment under Section 2.06 or (ii) consequential or punitive Damages, except to the extent that such Damages have been or may be awarded to a Third Party. Notwithstanding the foregoing, no limitation in the preceding sentence shall prevent or impair the ability of any Indemnified Party to seek to prove that damages are calculated as a multiple of earnings if the matter giving rise to such claim for Damages would have resulted in a reduction to the recurring earnings upon which the Aggregate Purchase Price was based.

Section 11.05. *Assignment of Claims.* If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.02 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a "**Potential Contributor**") based on the underlying Claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 11.06. *Exclusivity.* Except as specifically set forth in this Agreement, effective as of the Closing Buyer waives and releases any and all rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined or determinable or otherwise) Buyer may have against Seller, whether in law or in equity, relating to the Company or the Class A Shares or the transactions contemplated by this Agreement. The rights and claims waived by Buyer include claims for contribution or other rights of recovery arising out of or relating to any environmental matter, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. Except with respect to claims of (i) fraud or (ii) arising out of Section 2.04, 2.05, 2.06 or 5.02, after the Closing, Buyer acknowledges that its exclusive remedy against Seller for any matter or claim arising out of this Agreement or the transactions contemplated by this Agreement (including any misrepresentation, breach of warranty, covenant or other agreement set forth herein) is set forth and contained in Article 8 and Article 11.

Section 11.07. *General.* (a) No right of indemnification hereunder shall be limited by reason of any investigation or audit conducted before or after the Closing or the knowledge of either party of any breach of a representation, warranty, covenant or agreement by the other party at any time, or the decision of either party to complete the Closing. Notwithstanding anything to the contrary herein, each party shall have the right, irrespective of any knowledge or investigation of such party, to rely fully, and is relying fully, on the representations, warranties and covenants of the other party contained herein.

(b) For purposes of calculating Damages hereunder with respect to a breach of a representation and warranty set forth in this Agreement (and not for the purposes of determining whether a breach has occurred), any limitations set

forth in such representation and warranty as to "materiality" or "Material Adverse Effect" shall be disregarded.

(c) Notwithstanding anything to the contrary set forth herein, the limitations set forth in clauses (x) and (y) of the provisos to Sections 11.02(a) and 11.02(b) shall not apply to any breach of a representation or warranty set forth in Sections 3.01, 3.02, 3.06, 3.15(l)(ii), 3.23, 4.01, 4.02 and 4.08.

ARTICLE 12
TERMINATION

Section 12.01. *Grounds for Termination.* This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have been consummated on or before December 31, 2007 (the "**Outside Date**"); *provided* that the right to terminate this Agreement pursuant to this Section shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by the Outside Date;

(c) by either Seller or Buyer if consummation of the transactions contemplated by this Agreement would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

(d) by Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause the condition set forth in Section 10.02(b) not to be satisfied, and such condition is incapable of being satisfied by the end date provided in clause (b) above; or

(e) by Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the condition set forth in Section 10.03(b) not to be satisfied, and such condition is incapable of being satisfied by the end date provided in clause (b) above.

The party desiring to terminate this Agreement pursuant to clauses (b) through (e) above shall give notice of such termination to the other party.

Section 12.02. *Effect of Termination.* If this Agreement is terminated as permitted by Section 12.01, such termination shall be effective as against all parties hereto and without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other

party to this Agreement; *provided* that if such termination shall result from the (i) failure of either party to fulfill a condition to the performance of the obligations of the other party that is within the control of such party or (ii) failure of either party to this Agreement to perform a covenant or agreement contained in this Agreement, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of this Section 12.02 and Sections 6.01, 13.03, 13.05, 13.06 and 13.07 shall survive any termination hereof pursuant to Section 12.01.

ARTICLE 13
MISCELLANEOUS

Section 13.01. *Notices.* All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Buyer, to:

Great-West Lifeco Inc.
100 Osborne Street N.
Winnipeg, Manitoba
R3C 3A5
Attention: President and Chief Executive Officer
Facsimile No.: (204) 946-7134
with a copy to:

Great-West Lifeco Inc.
100 Osborne Street N.
Winnipeg, Manitoba
R3C 3A5
Attention: Vice President, General Counsel and Secretary
Facsimile No.: (204) 946-4129

and a copy to:

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Attention: Christopher G. Karras
Facsimile No.: (215) 994-2222

if to Seller, to:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036
Attention: Peter J. Beshar
Facsimile No.: (212) 345-1074

with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: David L. Caplan
Facsimile No.: (212) 450-3800

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 13.02. *Amendments and Waivers.* (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.03. *Expenses.* Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; *provided* that Buyer and Seller shall each bear and pay 50% of the costs and expenses incurred in connection with any filing or other action required under the HSR Act pursuant to Section 7.02(b) and equivalent foreign anti-trust regulations and seeking and obtaining the consents of Clients pursuant to Section 7.04, including in connection with the filing, printing and mailing of notices, proxy solicitation materials and other communications in connection therewith.

Section 13.04. *Successors and Assigns.* The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; *provided* that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto; *provided, further*, that Buyer may assign its right to purchase the Class A Shares to a directly or indirectly wholly-owned Subsidiary of Buyer (it being understood that no such assignment will release Buyer from any of its obligations under this Agreement or in connection with the transactions contemplated hereby, all of which shall remain in full force and effect with respect to Buyer). Notwithstanding anything in this Agreement to the contrary, all obligations of Seller under this Agreement to cause any of its businesses or Affiliates to take or not take any actions shall be in effect only for so long as such business or Affiliate is controlled by Seller.

Section 13.05. *Governing Law.* This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 13.06. *Jurisdiction.* The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.

Section 13.07. *WAIVER OF JURY TRIAL.* EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.08. *Counterparts; Effectiveness; Third Party Beneficiaries.* This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other

party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided in Section 6.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 13.09. *Entire Agreement.* This Agreement (including any certificates delivered hereunder and any Exhibit or Schedule hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 13.10. *Severability.* If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 13.11. *Disclosure Schedules.* Seller has set forth information on the Seller Disclosure Schedule in a section thereof that corresponds to a section of this Agreement to which it relates. A matter set forth in one section of a Schedule need not be set forth in any other section so long as its relevance to such other section of the Schedule or section of the Agreement is readily apparent. The parties acknowledge and agree that (i) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by Seller of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

GREAT-WEST LIFECO INC.

By:

'R. L. McFeetors'
President and CEO

By:

'M. T. G. Graye'
Vice President, Finance, United States

MARSH & McLENNAN COMPANIES, INC.

By:

'Michael G. Cherkasky'
President and CEO

Exemption # 82-34728

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Item 2 Date of Material Change

February 1, 2007

Item 3 News Release

A news release (a copy of which is attached as Schedule A) announcing the material change referred to in this report was issued on February 1, 2007 through the facilities of CNW Group Ltd.

Item 4 Summary of Material Change

On February 1, 2007, Great-West Lifeco Inc. ("Lifeco") announced that it has reached an agreement with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust ("Putnam"), and The Great-West Life Assurance Company ("GWL") will acquire Putnam's 25% interest in T.H. Lee Partners.

Item 5 Full Description of Material Change

Lifeco announced that it has reached an agreement with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam, and GWL will acquire Putnam's 25% interest in T.H. Lee Partners. The parties have made an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately US $550 million (CDN $644 million). In aggregate, these transactions represent a value of US $3.9 billion (CDN $4.6 billion). The transaction is expected to close in the second quarter of 2007, and is subject to regulatory approval and certain other conditions. See news release attached as Schedule A.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact Marlene Klassen, Director, Media & Public Relations (204) 946-7705.

Item 9 Date of Report

February 9, 2007

Schedule "A"

GREAT-WEST LIFECO INC.

GREAT-WEST LIFECO INC.

Attention Business Editors/See CNW Photo Network and Archive:

Great-West Lifeco announces agreement to acquire Putnam Investments Trust

<<

Transaction will position Lifeco as a leader in asset accumulation and wealth management in the U.S.

TSX:GWO

>>

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this release. Not for distribution in the U.S.

WINNIPEG, Feb. 1 /CNW/ - Great-West Lifeco Inc. today announced that it has reached an agreement with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust, and The Great-West Life Assurance Company will acquire Putnam's 25% interest in T.H. Lee Partners. The parties have made an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately US $550 million (CDN $644 million). In aggregate these transactions represent a value of US $3.9 billion (CDN $4.6 billion).

Established in 1937, Putnam is one of the oldest and largest investment managers in the United States. Putnam had US $192 billion (CDN $225 billion) in assets under management at December 31, 2006. With offices in Boston, London and Tokyo, Putnam's approximately 3,000 employees manage US $118 billion (CDN $138 billion) in retail assets for US mutual fund investors, US $39 billion (CDN $46 billion) for North American institutional accounts and US $35 billion (CDN $41 billion) of institutional and retail assets in Europe and Japan.

Great-West Lifeco has been pursuing a strategy to expand and broaden its financial services business in the United States as well as in Europe and globally. In the United States two acquisitions of 401(k) retirement businesses were announced in 2006, substantially adding to Great-West Life & Annuity's platform. In the United Kingdom during the same period, Lifeco announced the purchase of two large annuity blocks, totaling CDN $15 billion.

The acquisition of Putnam's asset management business allows Lifeco to achieve, with a single transaction, a major presence in the mutual fund and institutional asset management industry in the United States. The acquisition also includes operations in Europe and Asia, and a world class brand.

Putnam will retain its name, with existing management, investment, distribution and service teams remaining in place. It will operate as a separate business unit of Lifeco, with its own board of directors, as do Lifeco's other major operating units in the U.S., Canada and Europe.

"This transaction positions Lifeco as a leader in asset accumulation and wealth management in the United States," said Raymond L. McFeetors, Great-West Lifeco's President and Chief Executive Officer. "It provides a unique

opportunity for us to assume a strategic position in the market space for mutual fund and institutional assets."

"The transaction is very good for our clients, financial advisors, strategic partners and employees," said Ed Haldeman, President and CEO of Putnam. "We are very pleased to be associated with the Power Financial Corporation group of companies, who have a long track record in asset management businesses, and have an excellent record of shareholder value creation."

Putnam's investment management and distribution cover every major product category, all significant channels and all asset classes. One of its units, PanAgora, offers a leading edge quantitative asset management platform. In the United States, Putnam has 9 million shareholder accounts. In Japan it distributes mutual funds through a joint venture with Nippon Life, the largest Japanese insurance company.

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than CDN $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization.

Lifeco expects the acquisition to be accretive to earnings before restructuring charges, in its first year. The transaction is expected to close in the second quarter of 2007, and is subject to regulatory approval and certain other conditions.

Analyst call

An analyst call with senior executives will be held today at 8:15 a.m. EST. The call can be accessed in listen-only mode by calling the following numbers:

<<

- Participants in the Toronto area: 416-641-6130
- Participants from North America: 1-866-862-3912
- Participants from Overseas: Dial international access code first, then 800-9559-6849

>>

A replay of the call will be available from February 1, 2007 to February 8, 2007 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto, passcode 3213091 followed by the number sign.

The analyst slide presentation will be accessible on Great-West Lifeco's website in advance of the conference call, along with a printer-friendly version of the slide presentation, at www.greatwestlifeco.com

News conference

A media news conference will be held today at 10:00 a.m. EST in Toronto with Raymond McFeetors and Ed Haldeman. The news conference will be held at the King Edward Hotel at 37 King Street East, Toronto. There will be an audio webcast of the news conference at www.greatwestlifeco.com

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life &

Annuity Insurance Company. Lifeco and its companies have CDN $197 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Caution regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made in this release by the Company in regards to anticipated benefits of the transaction with Putnam Investments Trust, as well as the expected closing of the transaction and the expectation that the transaction will be accretive to earnings are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com.

The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Caution regarding Non-GAAP Financial Measures

This release also contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "earnings or sales on a constant currency basis", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly

comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

/NOTE TO PHOTO EDITORS: A photo accompanying this release is available on the CNW Photo Network and archived at http://photos.newswire.ca. Additional archived images are also available on the CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media/

For further information: For media calls and interview arrangements TODAY call: Laura Vallis, Environics Communications Inc., (416) 969-2781; After today contact: Marlene Klassen, APR, FLMI, Great-West Lifeco, Director, Media & Public Relations, (204) 946-7705



Great-West Lifeco today announced an agreement to purchase Putnam Investments for CDN $4.6B. Shown at the announcement are Raymond L. McFeetors, President and Chief Executive Officer of Great-West Lifeco (Right), and Ed Haldeman, President & CEO of Putnam Investment Trust (Left). (CNW Group/Great-West Lifeco Inc.)



Great-West Lifeco today announced an agreement to purchase Putnam Investments for CDN $4.6B. Shown at the announcement are Raymond L. McFeetors, President and Chief Executive Officer of Great-West Lifeco (Right), and Ed Haldeman, President & CEO of Putnam Investment Trust (Left). (CNW Group/Great-West Lifeco Inc.)

GREAT-WEST
LIFECO INC.

RELEASE TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this release. Not for distribution in the U.S.

Great-West Lifeco announces agreement to acquire Putnam Investments Trust

Transaction will position Lifeco as a leader in asset accumulation and wealth management in the U.S.

Winnipeg, February 1, 2007 . . . Great-West Lifeco Inc. today announced that it has reached an agreement with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust, and The Great-West Life Assurance Company will acquire Putnam's 25% interest in T.H. Lee Partners. The parties have made an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately US $550 million *(CDN $644 million)*. In aggregate these transactions represent a value of US $3.9 billion *(CDN $4.6 billion)*.

Established in 1937, Putnam is one of the oldest and largest investment managers in the United States. Putnam had US $192 billion *(CDN $225 billion)* in assets under management at December 31, 2006. With offices in Boston, London and Tokyo, Putnam's approximately 3,000 employees manage US $118 billion *(CDN $138 billion)* in retail assets for US mutual fund investors, US $39 billion *(CDN $46 billion)* for North American institutional accounts and US $35 billion *(CDN $41 billion)* of institutional and retail assets in Europe and Japan.

Great-West Lifeco has been pursuing a strategy to expand and broaden its financial services business in the United States as well as in Europe and globally. In the United States two acquisitions of 401(k) retirement businesses were announced in 2006, substantially adding to Great-West Life & Annuity's platform. In the United Kingdom during the same period, Lifeco announced the purchase of two large annuity blocks, totaling CDN $15 billion.

The acquisition of Putnam's asset management business allows Lifeco to achieve, with a single transaction, a major presence in the mutual fund and institutional asset management industry in the United States. The acquisition also includes operations in Europe and Asia, and a world class brand.

Putnam will retain its name, with existing management, investment, distribution and service teams remaining in place. It will operate as a separate business unit of Lifeco, with its own board of directors, as do Lifeco's other major operating units in the U.S., Canada and Europe.

.../2

"This transaction positions Lifeco as a leader in asset accumulation and wealth management in the United States," said Raymond L. McFeetors, Great-West Lifeco's President and Chief Executive Officer. "It provides a unique opportunity for us to assume a strategic position in the market space for mutual fund and institutional assets."

"The transaction is very good for our clients, financial advisors, strategic partners and employees," said Ed Haldeman, President and CEO of Putnam. "We are very pleased to be associated with the Power Financial Corporation group of companies, who have a long track record in asset management businesses, and have an excellent record of shareholder value creation."

Putnam's investment management and distribution cover every major product category, all significant channels and all asset classes. One of its units, PanAgora, offers a leading edge quantitative asset management platform. In the United States, Putnam has 9 million shareholder accounts. In Japan it distributes mutual funds through a joint venture with Nippon Life, the largest Japanese insurance company.

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than CDN $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization.

Lifeco expects the acquisition to be accretive to earnings before restructuring charges, in its first year. The transaction is expected to close in the second quarter of 2007, and is subject to regulatory approval and certain other conditions.

Analyst call

An analyst call with senior executives will be held today at 8:15 a.m. EST. The call can be accessed in listen-only mode by calling the following numbers:

- Participants in the Toronto area: **416-641-6130**
- Participants from North America: **1-866- 862-3912**
- Participants from Overseas: Dial international access code first, then **800-9559-6849**

A replay of the call will be available from February 1, 2007 to February 8, 2007 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto, passcode 3213091#.

The analyst slide presentation will be accessible on Great-West Lifeco's website in advance of the conference call, along with a printer-friendly version of the slide presentation, at www.greatwestlifeco.com

News conference

A media news conference will be held today at 10:00 a.m. EST in Toronto with Raymond McFeetors and Ed Haldeman. The news conference will be held at the King Edward Hotel at 37 King Street East, Toronto. There will be an audio webcast of the news conference at www.greatwestlifeco.com

.../3

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have CDN $197 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Caution regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made in this release by the Company in regards to anticipated benefits of the transaction with Putnam Investments Trust, as well as the expected closing of the transaction and the expectation that the transaction will be accretive to earnings are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com.

The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Caution regarding Non-GAAP Financial Measures

This release also contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "earnings or sales on a constant currency basis", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

- end -

For media calls and interview arrangements TODAY call:
Laura Vallis
Environics Communications Inc.
(416) 969-2781

After today contact:
Marlene Klassen, APR, FLMI
Great-West Lifeco, Director, Media & Public Relations
(204) 946-7705

Exemption # 82-34728

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco to release fourth quarter results

Winnipeg, Feb. 6, 2007 . . . Great-West Lifeco Inc. will release its fourth quarter financial results on Thursday, February 15, 2007.

The results will be discussed in an analyst conference call hosted by company management which will be audio webcast at 3 p.m. (EST) on February 15.

The one-hour call can also be accessed by the general public in listen-only mode by calling the following numbers:

- Participants in the Toronto area: 416-641-6130
- Participants from North America: 1-866-862-3912
- Participants from Overseas: Dial international access code first, then 800-9559-6849

The analyst slide presentation will be accessible on Great-West Lifeco's website following the release of the fourth quarter results, along with a printer-friendly version of the slide presentation, at this location:
http://www.greatwestlifeco.com/english/presentations/15_02_07.html

A replay of the call will be available from February 15, 2007 until February 22, 2007 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3210438#). The archived webcast will be available from approximately 6:00 p.m. (EST) on February 15, 2007 until July 1, 2007 on Great-West Lifeco's website at this location:
http://www.greatwestlifeco.com/english/presentations/15_02_07.html

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $197 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco subsidiary completes transfer of pension annuity business in the United Kingdom

Winnipeg, Feb. 12, 2007 . . . Great-West Lifeco Inc., through its indirect United Kingdom subsidiary, Canada Life Limited, today announced that it has successfully completed the transfer of CDN $10.2 billion (£4.6 billion) of pension annuity business from The Equitable Life Assurance Society in the United Kingdom.

The transfer to Canada Life Limited involved substantially all of Equitable Life's not-for-profit pension annuity business, comprising approximately 130,000 policies.

Under the terms of the transaction, Equitable Life has transferred to Canada Life Limited CDN $10.2 billion (£4.6 billion) of assets as at January 1, 2006, and Canada Life Limited has assumed responsibility for the future pension payments to these policyholders effective February 9, 2007.

The transaction, originally announced on May 11, 2006, is the largest transfer of a not-for-profit annuity portfolio in the U.K.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $197 billion in assets under administration. Great-West Lifeco is a member of the *Power Financial Corporation* group of companies.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

RELEASE

Readers are referred to the caution regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports full year 2006 results and dividend increase

Winnipeg, February 15, 2007 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $491 million for the three months ended December 31, 2006 compared to net income of $456 million reported a year ago. On a per share basis, this result represents $0.550 per common share for the three months ended December 31, 2006, an increase of 7% (14% on a constant currency basis) compared to $0.512 per common share for 2005.

For the twelve months ended December 31, 2006, net income attributable to common shareholders was $1,875 million compared to $1,742 million reported a year ago. On a per share basis, this result represents $2.104 per common share for the twelve months ended December 31, 2006, an increase of 8% (15% on a constant currency basis) compared to $1.955 per common share for 2005. The 2005 results included restructuring charges and provisions for expected losses arising from hurricane damage.

Lifeco experienced solid operating results in its Canada and Europe reporting segments and significant growth in net income attributable to common shareholders.

Highlights

- On February 1, 2007 Lifeco announced that it had entered into an agreement with Marsh & McLennan Companies, Inc. whereby it will acquire the asset management business of Putnam Investments Trust, and Lifeco's subsidiary, The Great-West Life Assurance Company, will acquire Putnam's 25% interest in T.H. Lee Partners for approximately US$350 million (CDN$410 million). The parties to the agreement will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately US $550 million (CDN $644 million). In aggregate these transactions represent a value of US $3.9 billion (CDN $4.6 billion).
- Quarterly dividends declared were $0.255 per common share, an increase of 1.5 cents, payable March 30, 2007. Dividends paid on common shares for the twelve months ended December 31, 2006 were 15% higher than a year ago.
- Earnings per common share for the fourth quarter of 2006 increased 7% (14% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity was 20.1% for the twelve months ended December 31, 2006 compared to 20.7% a year ago.
- Assets under administration at December 31, 2006 totalled $210.6 billion, up $33.3 billion from December 31, 2005 levels.

.../2

Consolidated net earnings for Lifeco are the net earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the fourth quarter of 2006 increased 30% to $223 million from $171 million a year ago. For the twelve months ended December 31, 2006, earnings were up 16% to $893 million from $773 million in 2005.

Total sales for the twelve months ended December 31, 2006 were $8.3 billion, an increase of 27% over 2005 levels.

Total assets under administration at December 31, 2006 were $94.6 billion, up $6.5 billion from December 31, 2005.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the fourth quarter of 2006 in US $ decreased 8% to $113 million from $123 million a year ago. For the twelve months ended December 31, 2006, earnings decreased 2% to $452 million from $459 million at December 31, 2005. In Canadian dollars, earnings for the twelve months ended December 31, 2006 were $511 million compared to $606 million in 2005.

Total sales for the twelve months ended December 31, 2006 were US $2.3 billion, an increase of 15% over 2005 levels.

Total assets under administration of US $41.2 billion at December 31, 2006 were up $3.3 billion from December 31, 2005.

EUROPE

Consolidated net earnings of the European segment of Lifeco include operating currencies in British Pounds Sterling £, Euros €, US $ and Canadian $. For the fourth quarter of 2006, on a constant currency basis, net earnings attributable to common shareholders increased 31% compared to 2005. For the twelve months ended December 31, 2006, on a constant currency basis, earnings increased 34%. In Canadian dollars, 2006 earnings were $150 million and $486 million for the fourth quarter and twelve months respectively, compared to $122 million and $399 million for 2005.

Total sales for the twelve months ended December 31, 2006 were Canadian $10.1 billion, an increase of 24% on a constant currency basis over 2005 levels.

Total assets under administration at December 31, 2006 were Canadian $67.8 billion, up $22.9 billion from December 31, 2005.

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GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(Unaudited)*

(in $ millions except per share amounts)

	For the three months ended December 31		For the years ended December 31	
	2006	2005	**2006**	2005
Income				
Premium income	**$ 6,253**	$ 4,528	**$ 18,724**	$ 16,058
Net investment income	**1,494**	1,374	**5,910**	5,389
Fee and other income	**706**	616	**2,688**	2,424
	8,453	6,518	**27,322**	23,871
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**6,677**	4,888	**20,508**	17,435
Commissions	**402**	330	**1,401**	1,284
Operating expenses	**595**	546	**2,230**	2,198
Premium taxes	**66**	55	**259**	238
Financing charges	**50**	41	**202**	187
Amortization of finite life intangible assets	**4**	4	**18**	18
Restructuring costs	**-**	-	**-**	22
Net income before income taxes	**659**	654	**2,704**	2,489
Income taxes - current	**125**	83	**550**	476
- future	**(1)**	77	**65**	125
Net income before non-controlling interests	**535**	494	**2,089**	1,888
Non-controlling interests	**30**	27	**162**	113
Net income - shareholders	**505**	467	**1,927**	1,775
Perpetual preferred share dividends	**14**	11	**52**	33
Net income - common shareholders	**$ 491**	$ 456	**$ 1,875**	$ 1,742
Earnings per common share				
Basic	**$ 0.550**	$ 0.512	**$ 2.104**	$ 1.955
Diluted	**$ 0.547**	$ 0.509	**$ 2.089**	$ 1.939
Average number of shares outstanding				
Basic			891,050,178	890,947,683
Diluted			897,725,841	898,331,007

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(Unaudited)*

(in $ millions)

	December 31, 2006	December 31, 2005
Assets		
Bonds	$ 65,246	$ 59,298
Mortgage loans	15,334	14,605
Stocks	4,766	4,028
Real estate	2,216	1,842
Loans to policyholders	6,776	6,646
Cash and cash equivalents	3,083	2,961
Funds held by ceding insurers	12,371	2,556
Goodwill	5,444	5,323
Intangible assets	1,575	1,457
Other assets	3,652	3,445
Total assets	$ 120,463	$ 102,161
Liabilities		
Policy liabilities		
Actuarial liabilities	$ 89,363	$ 71,263
Provision for claims	1,266	999
Provision for policyholder dividends	568	535
Provision for experience rating refunds	452	401
Policyholder funds	2,202	2,088
	93,851	75,286
Debentures and other debt instruments	1,980	1,903
Funds held under reinsurance contracts	1,822	4,221
Other liabilities	4,229	4,099
Repurchase agreements	997	1,023
Deferred net realized gains	2,821	2,598
	105,700	89,130
Preferred shares	756	787
Capital trust securities and debentures	646	648
Non-controlling interests		
Participating account surplus in subsidiaries	1,884	1,741
Preferred shares issued by subsidiaries	209	209
Perpetual preferred shares issued by subsidiaries	154	157
Share capital and surplus		
Share capital		
Perpetual preferred shares	1,099	799
Common shares	4,676	4,660
Accumulated surplus	5,858	4,860
Contributed surplus	28	19
Currency translation account	(547)	(849)
	11,114	9,489
Liabilities, share capital and surplus	$ 120,463	$ 102,161

GREAT-WEST LIFECO INC.

Segmented Information *(Unaudited)*

Consolidated Operations

For the three months ended December 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,375	$ 722	$ 2,156	$ -	$ 6,253
Net investment income	724	382	397	(9)	1,494
Fee and other income	236	312	158	-	706
Total income	4,335	1,416	2,711	(9)	8,453
Benefits and expenses:					
Paid or credited to policyholders	3,472	894	2,311	-	6,677
Other	548	336	228	1	1,113
Amortization of finite life intangible assets	3	-	1	-	4
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	312	186	171	(10)	659
Income taxes	55	53	16	-	124
Net income before non-controlling interests	257	133	155	(10)	535
Non-controlling interests	24	5	1	-	30
Net income - shareholders	233	128	154	(10)	505
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 223	$ 128	$ 150	$ (10)	$ 491

GREAT-WEST
LIFECO INC.

For the three months ended December 31, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,582	$ 440	$ 2,506	$ -	$ 4,528
Net investment income	707	344	320	3	1,374
Fee and other income	198	294	124	-	616
Total income	2,487	1,078	2,950	3	6,518
Benefits and expenses:					
Paid or credited to policyholders	1,705	555	2,628	-	4,888
Other	489	291	191	1	972
Amortization of finite life intangible assets	4	-	-	-	4
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	289	232	131	2	654
Income taxes	79	75	6	-	160
Net income before non-controlling interests	210	157	125	2	494
Non-controlling interests	28	(4)	3	-	27
Net income - shareholders	182	161	122	2	467
Perpetual preferred share dividends	11	-	-	-	11
Net income - common shareholders	$ 171	$ 161	$ 122	$ 2	$ 456

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,149	$ 3,352	$ 7,223	$ -	$ 18,724
Net investment income	2,789	1,393	1,710	18	5,910
Fee and other income	895	1,182	611	-	2,688
Total income	11,833	5,927	9,544	18	27,322
Benefits and expenses:					
Paid or credited to policyholders	8,231	3,995	8,282	-	20,508
Other	2,204	1,198	686	4	4,092
Amortization of finite life intangible assets	14	-	4	-	18
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	1,384	734	572	14	2,704
Income taxes	317	210	59	29	615
Net income before non-controlling interests	1,067	524	513	(15)	2,089
Non-controlling interests	132	13	17	-	162
Net income - shareholders	935	511	496	(15)	1,927
Perpetual preferred share dividends	42	-	10	-	52
Net income - common shareholders	$ 893	$ 511	$ 486	$ (15)	$ 1,875

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 6,135	$ 2,769	$ 7,154	$ -	$ 16,058
Net investment income	2,779	1,467	1,149	(6)	5,389
Fee and other income	774	1,169	481	-	2,424
Total income	9,688	5,405	8,784	(6)	23,871
Benefits and expenses:					
Paid or credited to policyholders	6,430	3,362	7,643	-	17,435
Other	2,053	1,191	659	4	3,907
Amortization of finite life intangible assets	14	-	4	-	18
Restructuring costs	-	-	-	22	22
Net operating income before income taxes	1,191	852	478	(32)	2,489
Income taxes	284	245	68	4	601
Net income before non-controlling interests	907	607	410	(36)	1,888
Non-controlling interests	101	1	11	-	113
Net income - shareholders	806	606	399	(36)	1,775
Perpetual preferred share dividends	33	-	-	-	33
Net income - common shareholders	$ 773	$ 606	$ 399	$ (36)	$ 1,742

Computershare

SEDAR PROFILE # 3274

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

FEBRUARY 16, 2007

To: All Canadian Securities regulatory authorities

Subject: Great-West Lifeco Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual
2.	Security Description of Voting Issue :	Common, Preferred Series D, Preferred Series E, Preferred Series F, Preferred Series G, Preferred Series H & Preferred Series I
3.	CUSIP Number :	39138C106, 39138C601, 39138C700, 39138C809, 39138C882, 39138C874, 39138C866
	ISIN :	CA39138C1068, CA39138C6018, CA39138C7008, CA39138C8097, CA39138C8824, CA39138C8741, CA39138C8667
4.	Record Date for Notice of Meeting :	March 16, 2007
	Record Date for Voting :	March 16, 2007
5.	Meeting Date :	May 3, 2007
6.	Meeting Location :	Winnipeg, MB

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Great-West Lifeco Inc.

Exemption # 82-34728

Computershare

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR PROFILE # 3274

March 2, 2007

To: All Canadian Securities regulatory authorities

Subject: Great-West Lifeco Inc. **AMENDED**

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	**Meeting Type :**	**Annual and Special**
2.	Security Description of Voting Issue :	Common, Preferred Series D, Preferred Series E, Preferred Series F, Preferred Series G, Preferred Series H & Preferred Series I
3.	CUSIP Number :	39138C106, 39138C601, 39138C700, 39138C809, 39138C882, 39138C874, 39138C866
	ISIN :	CA39138C1068, CA39138C6018, CA39138C7008, CA39138C8097, CA39138C8824, CA39138C8741, CA39138C8667
4.	Record Date for Notice of Meeting :	March 16, 2007
	Record Date for Voting :	March 16, 2007
5.	Meeting Date :	May 3, 2007
6.	Meeting Location :	Winnipeg, MB

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Great-West Lifeco Inc.

END